AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X O

Capital Cost Estimates

Project No.: ABG-FEAS Final	Appendices	February 2010

Todd are you still in the market for 16 units 50 cu ft flotation cells Here is a quote for each bank of 8

We could also offer 100 cu ft DR 30 cells for 2,000 USD per cell added cost for the base unit , motors would be 500 more per cell This may be the best way for you to go.

Let me know your thoughts and any other requirments please.

Sincerely

Keith D’Angelo
1 360 739 7554

Denver DR 24 Flotation Cells New Fabrication

Ron I recommend these new fabrication cells , they are exact Denver copies with all new components and rubber lining theyare complete and you are starting out with first class product that is complete and ready to go. Please see photos attached

New Manufactured to same specifications DR 24 50 Cu ft Cells
All new materials , Rubber lined cells , New Rubber impellors and wear parts

New Motors , Pulleys and Belts are quoted separatly , if you are working in a 50 Hz environment you may wish to source your own motors, pulleys and Belts appropriate for 50Hz motor speeds.

Basic Cell Rubber lined with rubber lined overflow Launders based on bank of 8 cells

Price per cell 8,500 USD bank of 8 Price	$68,000 USD

Feed Box rubber Lined	$2,314.00
Union Box Rubber lined with Dart Valves	$3,468.00
Discharge Box Rubber lined with Dart Valves	$3,600.00

Motor and Pulley Prices : Note Each motor powers two cells so only 4 motors required. Cell Price includes Belt Guards

US motor 1200 rpm 480 V TEFC 60 HZ	$1,350.00
Pulleys and Belts	450.00

Delivery 10 Weeks from Purchase order FOB Truck Tucson AZ
Payment Terms 60% with PO 20% after 6 weeks balance upon readiness to ship .

From:	mpmwood
To:	sales or Buyer
Subject:	Fw: Grinding Media - NEW Steel Balls For Sale
Date:	Thursday, August 06, 2009 9:19:42 AM
Attachments:	mackwood.bmp
Forged steel balls.JPG
grinding steel balls packed in new drums .jpg
High Chrome Casting Balls.JPG

We are pleased to offer the following Grinding Media, Steel Balls

Pricing is as follows:

Diameter	CIF Vancouver, BC,
Canada
125mm	USD $1,220/MT
100mm	USD $1,150/MT
90mm	USD $1,150/MT
80mm	USD $1,150/MT
70mm	USD $1,175/MT
60mm	USD $1,175/MT
50mm	USD $1,175/MT
40mm	USD $1,220/MT
30mm	USD $1,220/MT
25mm	USD $1,240/MT
20mm	USD $1,220/MT

Attention:

Pricing: Due to the fluctuation in steel prices, pricing may be subject to change without notice .

All Sales: Subject to prior sale, or other disposition, as is-where is with no guarantees, warranties, or refunds of any kind related to the quantity or quality of the goods described above

Availability: Immediately, unless otherwise indicated above

Payment Terms: Full payment prior to disassembly, or equipment departing from property.

Removal Conditions: If applicable, all Individuals must meet On Site Work Terms,

Insurances and Qualifications

For All Your Equipment Needs, Contact Mackwood Mine Services; 1-705-848-4296

Thank you.

Sincerely,

Michael P. Mackwood
President
Mackwood Mine Services
9 Perini Road
Elliot Lake, Ontario
P5A 2T1
Canada
Tel: (705)848-4296
Cell: (705)849-3249
Fax: (705)848-7948
Website: http://www.mackwoodmineservices.com

VALUATIONS - MARKETING - SURPLUS ASSET SALES - MINE LIQUIDATIONS - EQUIPMENT SALES - PROCUREMENT SERVICES

COPPERSTONE PROJECT ASSUMPTIONS

PROFORMA ASSUMPTIONS

1. Tons of waste	Chris Fedora - Vezer
2. Tons of ore	Chris Fedora - Vezer
3. Grade	Chris Fedora - Vezer
4. Recovery	Todd Fayram - Met Review
5. Metal Price	Gold Price - 60% - 3 Year Trailing/40% 2 Year forward
6. Refining Charge	Todd Fayram - Estimate based on Verbal
7. Inflation	No Inflation
8. Operating Cost (mine)	Todd Fayram - Ron Buchholz Review, Mine Performance Summary Ver. 1
9. Operating Cost (mill)	Todd Fayram - Met Review
10. Operating Cost (G & A)	Todd Fayram
11. Taxes	Western Mine Cost Handbook 2009, Arizona Dept. of Revenue
12. Contract Mob/Demob	Todd Fayram - Estimation based on Verbal
13. Owners Equipment	Todd Fayram
14. Mine Equipment	Quotes, Review in CAPCOST, Western Mine Handbook
15. Mill Equipment	Quotes
16. Reclamation Bond	Based on Quotes and Bond Development Cost Estimate
17. Reclamation & Closure	Based on Reclamation Cost Review
18. Salvage Value	Estimated at 10% of process capital
19. Working Capital	3 months of first year operating costs
20. Contingency	10% of Actual Capital Costs
21. Geologic Costs	Tax Loss Carry Forward based on Geology/Drilling costs incurred.

CRYSTAL BALL ASSUMPTIONS

1. Waste Mined	Normal distribution
2. Ore Mined	Normal distribution
3. Grade	Normal distribution
4. Recovery	Uniform distribution
5. Metal Price	Normal distribution
6. Refining Charge	Uniform distribution
7. Operating Costs	Log-Normal distribution, 10% down side, 20% up side
8. Capital Costs	Triangular distribution, 10% down side, 20% up side

Mar-08	$ 968.43
Feb-08	$ 922.30
Jan-08	$ 889.60
Dec-07	$ 803.20
Nov-07	$ 806.25
Oct-07	$ 754.60
Sep-07	$ 712.65
Aug-07	$ 665.41
Jul-07	$ 665.30
Jun-07	$ 655.49
May-07	$ 666.86
Apr-07	$ 679.37
Mar-07	$ 654.90
Feb-07	$ 664.75
Jan-07	$ 631.17
Dec-06	$ 629.79
Nov-06	$ 627.83
Oct-06	$ 585.78
Sep-06	$ 598.19
Aug-06	$ 632.59
Jul-06	$ 633.77
Jun-06	$ 596.15
May-06	$ 676.51

FIXED EQUIPMENT - MINING

				TOTAL
SURFACE	QTY	UNIT	COST	COST	REMARKS
1. SHOP TOOLS AND EQUIPMENT	1	LOT	$15,000	$15,900	INC, 8000 MOBILR CRANE, 5017.83 (small equip)
2. CRANE 20T	1	EA	$26,000	$27,560	USED 20T ALL TERRAIN CRANE
3. FUEL STATION	1	EA	$-	$-	COST IN MINE SECTION
4. EXPLOSIVES MAGAZINE	1	EA	$-	$-	COST IN MINE SECTION
5. CAP MAGAZINE	1	EA	$-	$-	COST IN MINE SECTION
6. OFFICE AND DRY EQUIPMENT	1	EA	$-	$-	COST IN 5100
7. DEWATERING PUMPS	3	EA	$7,441	$23,662	ESTIMATED COST TO PUMP WATER
8. BACKFILL PLANT	1	EA	$54,390	$57,653	SLURRY MIXER AND DISPENSER
9. TRANSFORMER	1	EA	$75,000	$79,500	1500 Kva/Electrical/Unit
				$-
UNDERGROUND				$-
1. MISC GROUND SUPPORT EQUIPMENT	1	LOT	$15,000	$15,900	GENERAL EQUIPMENT FOR GEOS, STAFF
2. JACKLEG	4	EA	$4,400	$18,656	BTE ARIZONA VERBAL QUOTE $4400 NEW, $2800 USED
3. MAIN FAN	2	EA	$45,000	$95,400	100 HP
4. AUXILLARY FAN	4	EA	$12,750	$54,060	50 HP
5. AIR DOORS	4	EA	$15,540	$65,890
6. DIRTY WATER PUMPS	4	EA	$1,100	$4,664
7. MAINTENANCE SHOP TOOLS AND EQUIPMENT	1	LOT	$-	$-	PROVIDED BY MINE CONTRACTOR
8. MONORAIL CRANE - 5 TON	1	EA	$5,018	$5,319
9. PORTABLE COMPRESSOR	1	EA	$-	$-	PROVIDED BY MINE CONTRACTOR
10. PORTABLE REFUGE CHAMBER	1	EA	$-	$-	PROVIDED BY MINE CONTRACTOR
11. SELF CONTAINED BREATHING APPRATUS W/AIR PACK	4	EA	$3,650	$15,475	AIRGAS.COM
12. BREATHING APPURATUS TESTER	1	EA	$6,180	$6,551	AIRGAS.COM
13. FIRST AID SUPPLIES	1	EA	$10,000	$10,600	ALLOTMENT
14. CAP LAMPS AND CHARGERS	10	EA	$320	$3,393	AIRGAS.COM/AB PERSONNEL
15. SELF RESCURERS	10	EA	$340	$3,604	AIRGAS.COM/AB PERSONNEL
16. SANITARY UNITS	3	EA		$-	LEASE-OP COST
17. COMMUNICATIONS EQUIPMENT	1	LOT	$15,000	$15,900	LEAKER FEEDER SYSTEM

TOTAL				$519,687

NJB Mining, Inc.
10751 N. Frank Lloyd Wright Blvd.
Suite 101
Scottsdale, AZ 85259
Phone: (480) 368-0408
FAX: (480) 368-0323
norm@njbmining.com

May 19, 2009

Continental Metallurgical Services

Attention: Todd Fayram

We are pleased to quote:

(1) Marcy Ball Mills s/n 2254

Size: 10' dia. x 10' long

c/w rubber liners

No Motor

F.O.B. Shipping Point

Price in U. S. Funds...$180,000.00

We have the following motors, at extra cost, that would fit this mill:

(1) Westinghouse 800 Hp synchronous motor,
frame HR-8G, S/N 10S74F291, S.F. 1.0,4000 volts,

115 amp, 257 rpm, Excitation voltage 250,

Exc. amp 45, 100% load at 24 hours at 50 Centigrade.

(2) G.E. Synchronous 500 HP Motors

4160 Volts, 60 Hz. 300 R.P.M.

Excitation Volts: 250, Frame S-335

All equipment quoted is subject to prior sale.
Taxes and duties are extra, if applicable.

Regards,

Norman Bellemare
NJB Mining, Inc.

Todd Fayram

From: Tip Johnson [tip@skookum.us]
Sent: Wednesday, June 24, 2009 2:20 PM
To: fayramtodd@msn.com
Subject: EQUIPMENT QUOTATION: GM141 - Marcy 10' x 10' Ball Mill

D'ANGELO INTERNATIONAL
Used Mining & Mineral Processing Equipment

QUOTATION

TO:
Todd Fayram

Hi Todd,

Keith asked me to send you this mill option. Sorry for the delay. Please let us know if it is of interest. Thank you.

Tip Johnson for Keith D'Angelo

EQUIPMENT:
10' x 10' Marcy Ball Mill

PRICE:
$225,000.00 US

PICTURES:







URL: More pictures and info available at
http://www.dangelointernational.com/dangelo_catalog/index.php?target=products&product_id=3798

NOTES:
- Rubber lined, No clutch
- 85% liners intact, Some liners missing
- Pinion 22 Teeth, Bull Gear 290 Teeth, Ratio 13.182/1
- Mill RPM at 257 RPM motor = 20.86
- No washing visible where liners are missing
- Oil system (pump) needs work

========================

======================
D'Angelo International
2014 Julia Avenue
Bellingham, WA ~ 98225 USA
Tel +1.360.734.1046
Fax +1.360.714.8898
info@dangelointernational.com
www.dangelointernational.com

NJB Mining, Inc.
10751 N. Frank Lloyd Wright Blvd.
Suite 101
Scottsdale, AZ 85259
Phone: (480) 368-0408
FAX: (480) 368-0323
norm@njbmining.com

May 19, 2009

Continental Metallurgical Services

Attention: Todd Fayram

We are pleased to quote:

(1) Marcy Ball Mills s/n 2254
Size: 10' dia. x 10' long
c/w rubber liners
No Motor
F.O.B. Shipping Point
Price in U. S. Funds...$180,000.00

We have the following motors, at extra cost, that would fit this mill:

(1) Westinghouse 800 Hp synchronous motor,
frame HR-8G, S/N 10S74F291, S.F. 1.0,4000 volts,
115 amp, 257 rpm, Excitation voltage 250,
Exc. amp 45, 100% load at 24 hours at 50 Centigrade.

(2) G.E. Synchronous 500 HP Motors
4160 Volts, 60 Hz. 300 R.P.M.
Excitation Volts: 250, Frame S-335

All equipment quoted is subject to prior sale.
Taxes and duties are extra, if applicable.

Regards,

Norman Bellemare

Norman Bellemare
NJB Mining, Inc.

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Mills-Ball - Marcy - 10' X 13'

Equipment Mine
Mining's Largest Online Buy and Sell

Equipment Information

Category: Mills-Ball



Click To Enlarge

Make:	Marcy	Model:	10' X 13'	Type:	Overflow
Condition:	Excellent	Unit Price:	P.O.R.	Currency:	US$
Year:	N/A	Quantity:	2	Unit:	N/A
City:	Salt Lake City	State/Province:	Utah	Country:	USA
Related Website:	Click Here	Part #:	N/A		

Description: 600 hp A.C. synchronous motors, 240 rpm, 2300 volt, rubber lined, 2 avail. available

Vendor Information

J.H. Cordingley Co., Inc.

Address:	2460 South Main Street, Suite 102 Salt Lake City, Utah, 84115, USA		
Contact:	John Cordingley or Don Llewellyn	Title:	N/A
Phone:	+1 801 466 9270	Ext:	N/A
Fax:	+1 801 466 9215	Email:	Click Here
Website:	Click Here	Vendor Ref:	N/A

More Equipment from J.H. Cordingley Co., Inc.

CATEGORY	TYPE	MAKE	MODEL	QUANTITY	PRICE	COUNTRY	STATE/PROVINCE	CONDITION	
Conveyor Belting	72"	Goodyear	ST 3500	12000	P.O.R.	USA	Utah	Good	Details
Cyclones	Cluster	Krebs	D488	14	P.O.R.	USA	Utah	Excellent	Details
Cyclones	Cyclone Manifold System	Krebs	D158	3	P.O.R.	USA	Utah	Excellent	Details
Thickener Parts	Mechanism/Rake	Dorr Oliver Long	24' Diameter	2	P.O.R.	USA	Utah	Used	Details

1 other listings from J.H. Cordingley Co., Inc.

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Mills-Ball - Allis Chalmers - 9.5x13

Equipment Information

Category: Mills-Ball



Click To Enlarge

Make:	Allis Chalmers	Model:	9.5x13	Type:	N/A
Condition:	Used	Unit Price:	P.O.R.	Currency:	Cand
Year:	N/A	Quantity:	1	Unit:	N/A
City:	N/A	State/Province:	British Columbia	Country:	Canada
Related Website:	N/A	Part #:	N/A		

Description: Mills - Ball ID#: 1565 Allis Chalmers 9.5 ft dia. X 13 ft peripheral discharge ball mill. Comes with 700 hp motor.

Vendor Information

Savona Equipment Ltd.

Address: Box 176 Savona, British Columbia, V0K 2J0, Canada

Contact: Jerry Downey | Title: Purchasing/Sales Agent

Phone: +1 (250) 373-2424 | Ext: N/A

Fax: +1 (250) 373-2323 | Email: Click Here

Website: N/A | Vendor Ref: 1565

More Equipment from Savona Equipment Ltd.

CATEGORY	TYPE	MAKE	MODEL	QUANTITY	PRICE	COUNTRY	STATE/PROVINCE	CONDITION	
Agitator Parts	Head	Simco	48"	1	P.O.R.	Canada	British Columbia	Used	Details
Agitator Parts	Head	Chemineer	Shp	2	P.O.R.	Canada	British Columbia	Used	Details
Agitators	N/A	Flocculant	MARK 2	1	P.O.R.	Canada	British Columbia	Good	Details
Bins	Steel	N/A	10ft x 10ft x 6ft deep	1	P.O.R.	Canada	British Columbia	Good	Details
Blowers	Centrifugal	N/A	69"	1	P.O.R.	Canada	British Columbia	Used	Details
Blowers	High Pressure	Chicago Blower	SQ, Size 17	1	P.O.R.	Canada	British Columbia	Good	Details
Blowers	High Pressure	Lamson	1500 cfm	1	P.O.R.	Canada	British Columbia	Used	Details
Blowers	N/A	Roots	418 VJH	2	P.O.R.	Canada	British Columbia	Used	Details
Classifiers	N/A	Wemco	2 x 6 ft x 30 ft	3	P.O.R.	Canada	British Columbia	Good	Details
Compactors	N/A	John Meunier	7' x 4ft	1	P.O.R.	Canada	British Columbia	Used	Details
Compressors	N/A	Ingersoll Rand	RDL 300 CFM	1	P.O.R.	Canada	British Columbia	Good	Details
Compressors	Portable	Atlas Copco	BT314	1	P.O.R.	Canada	British Columbia	Good	Details
Compressors	Stationary	Compair	6125AH 600 cfm	1	P.O.R.	Canada	British Columbia	Good	Details
Compressors	Stationary	Ingersoll Rand	S-50-HWB	1	P.O.R.	Canada	British Columbia	Good	Details
Compressors	Stationary	Holman	TA135 Piston	1	P.O.R.	Canada	British Columbia	Good	Details
Compressors	Stationary	Holman	T60R Piston	3	P.O.R.	Canada	British Columbia	Good	Details
Concentration Tables	N/A	Wilfley	6	1	P.O.R.	Canada	British Columbia	Used	Details
Concentrators	N/A	N/A	1000 cubic meter	1	P.O.R.	Indonesia	N/A	Good	Details
Conveyors	Belt	Merrick	18"	1	P.O.R.	Canada	British Columbia	Used	

Parts									Details
Cranes	Overhead	N/A	5 Ton - 15 ft	1	P.O.R.	Canada	N/A	Good	Details
Crushers-Cone	Hydrocone	Allis Chalmers	1260	1	P.O.R.	Canada	British Columbia	Used	Details
Crushers-Cone	Shorthead	Nordberg	5 1/2 ft heavy duty	2	P.O.R.	Canada	British Columbia	Good	Details
Crushers-Gyratory	N/A	Fuller Traylor	Bulldog	1	P.O.R.	Canada	British Columbia	Good	Details
Crushers-Gyratory	N/A	Symons	54"	2	P.O.R.	USA	Missouri	Good	Details
Crushers-Jaw	N/A	Universal	44" X 48"	1	P.O.R.	USA	Missouri	Good	Details

Results Page: 1 2 3 4 5

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(2) Tyler 8' x 20' (3d) Incline Portable Screens






www.jwjonescompany.com

Portable Tyler 8' x 20' (3d) Incline Screens (#001895 & #001896)
Portable Tyler 8' x 20' 3-deck incline screens w/ electric motors, starter controls, rear discharge chutes and side discharge cross conveyor, and underscreen front discharge conveyor. Screen lowers for transportation. Screen is mounted on a tandem axle chassis w/ folding walkways, blocking stands, fifth wheel pin, signal lights, air brakes, rubber tires, and mudflaps. **(2) In Stock!**

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

1 **Pioneer Portable 2036 Jaw Crushing Plant**
S/N: KN630

Good used Pioneer 2036 single-toggle jaw crusher. Overhead eccentric shaft, greaseable bearings, jaw plates powered by a 75hp Electric Motor on an adjustable base w/ sheaves, bushings and v-belts.

New 16' vibrating grizzly feeder w/ grizzly bars, powered by an electric motor mounted on a pivoting base w/ sheaves, bushings and v-belts. Mounted in a new 8' wide steel hopper. Grizzly fines are bypassed via an under-grizzly chute.

All mounted on a new portable tandem axle steel chassis w/ front discharge conveyor, rubber tires, mud flaps, steel blocking stands, signal lights, air brakes, operators platform and fifth wheel pin. Primed and painted.

Total Price:	**$119,000**

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.

v 765.537.2279 www.jwjonescompany.com f 765.537.2171



Print

Portable Pioneer 20x36 Jaw Crushing Plant







Portable Pioneer 20x36 Jaw Crushing Plant (#002323)
Pioneer 20" x 36" single-toggle jaw crusher w/ new 16' vibrating grizzly feeder mounted in a fabricated steel hopper, 36" under crusher front discharge conveyor. Electric motors. All mounted on tandem axle chassis w/ operator's platform, access ladder, blocking stands, signal lights, air brakes, 5th wheel pin, and rubber tires.

Pioneer

JAW CRUSHER
Model 2036 Spec Sheet


23 [58.4]
43½ [110.5]
50½ [128.3]
20 [50.8]
37⅝ [95.5]
63⅝ [161.6]
98½ [250.2]
7¾ [19.7]
1 [2.5]
36 [91.4]
50 [127]
75½ [191.8]
(4) 1-1/8 [2.9] DIA.
BOLTS REQ'D
43½ [110.5]
47⅛ [119.7]

BASE

Low carbon steel single side plate and box end fabrication welded in proper sequence with suitable rod to reduce stress.

PITMAN

Ribbed open back cast steel design for minimizing weight while maintaining strength.

SHAFT

SAE4140 forged steel shaft is precision machined for eccentricity and bearing journals.

BEARINGS

Spherical roller self aligning type with straight bore pitman bearings and tapered bore main bearings. Pillow block housing mounted in saddle blocks for maximum support and precise alignment to reduce loading on shaft and bearings. The self-aligning bearings prevent side movement of the pitman assembly, thus eliminating the need for side thrust assemblies.

NOTE: Specifications are subject to change without notice.

LUBRICATION

Grease system or optional oil circulation system.

FLYWHEELS

Ductile iron 50" and 38" diameter standard flywheels. Drive flywheel has 10C grooves. Optional diameters are available.

TOGGLE

Ductile iron 20" standard length toggle plate with other lengths available for specialized applications. Alloy cast steel toggle seat.

SIDE LINERS

Abrasion resistant steel key and heel plates protect crushing chamber.

JAW DIES

Manganese steel jaw dies with machined back available in various profiles to meet all applications.

ADJUSTMENT

Shim adjust with hydraulic positioning for easy setting of crusher.

CRUSHER DATA:

Jaw Opening (Gap): 20" (508mm)
Jaw Width: 36" (914mm)
Moving Jaw, Overall Depth: 42 1/4" (1073mm)
Stationary Jaw, Overall Depth: 40" (1016mm)

Weight: 20,750lb (9,420kg)
Power Required (HP): 100 Electric, 140 Diesel
RPM: 275 Maximum
Stroke: 1 1/4"

PEAK to PEAK CLOSED SIDE SETTING

Approximate Capacity

Crusher Setting

(Close of Stroke)	inches / mm	2 1/2" / 64	3" / 76	3 1/2" / 89	4" / 102	5" / 127
* Tons per Hour		109	124	139	156	187
	mt/h	98	112	126	142	170

Test Sieve Sizes (in.)	APPROXIMATE GRADATIONS AT PEAK TO PEAK CLOSED SIDE SETTINGS													Test Sieve Sizes (mm)
	3/4" 19 mm	1" 25.4 mm	1 1/4" 31.8 mm	1 1/2" 38.1 mm	2" 50.8 mm	2 1/2" 63.5 mm	3" 76.2 mm	3 1/2" 88.1 mm	4" 102 mm	5" 127 mm	6" 152 mm	7" 178 mm	8" 203 mm	
12											100	98	95	305
10										100	97	90	80	254
8									100	98	92	85	75	203
7	Values Are Percent Passing							100	97	90	85	78	65	178
6							100	98	93	85	74	66	53	152
5						100	87	85	80	73	62	52	40	127
4					100	96	90	85	70	56	45	38	28	102
3				100	93	85	75	65	50	34	32	27	23	76.2
2 1/2			100	95	85	73	62	52	38	31	24	22	17	63.5
2		100	89	85	70	58	47	38	28	24	20	17	13	50.8
1 1/2	100	92	85	67	49	39	33	27	21	18	15	13	10	38.1
1 1/4	98	86	73	56	38	31	27	23	17	11	13	10	8	31.8
1	89	69	55	40	29	24	20	17	14	12	10	8	6	25.4
3/4	88	49	36	28	21	18	15	13	11	9	8	8	6	19.0
1/2	41	29	24	19	14	12	10	9	7	8	6	5	4	12.7
3/8	29	21	18	14	11	9	9	7	5	1	5	4	3	9.53
1/4	18	14	12	10	7	7	6	5	4	4	4	3	2	6.35
#4	12	10	8	7	5	6	4	4	3	3	3	3	3	#4
#8	8	6	5	5	4	4	3	3	2	2	2	1	0.8	#8

* Based on material weighing 2700 lb per cubic yard.
Capacity may vary as much as ±25%.

NOTE: Specifications are subject to change without notice.

FOR MORE INFORMATION CALL 1-800-542-9311 AND ASK FOR A PIONEER EQUIPMENT SPECIALIST.
YOUR AUTHORIZED DEALER:

KOLBERG-PIONEER, INC.
700 W. 21st Street - P.O. Box 20
Yankton, South Dakota 57078
Phone: (605) 665-8771 - FAX: (605) 665-8858
mail@kolbergpioneer.com - www.kolbergpioneer.com

Mdl 2036 Printed in USA

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION
1	**Portable 4248 Nordberg Jaw Crushing Plant**

4248 Nordberg single-toggle jaw crusher with overhead eccentric shaft, new outer bearings, hydraulic adjust, manganese jaw plates are in the following condition: The jaw is powered by a 250hp electric motor, sheaves, bushings and v-belts

46" x 20' vibrating grizzly feeder with two step grizzly section, powered by a 30 hp electric motor mounted on a pivoting base w/ sheaves and v-belts. Mounted in a steel fabricated hopper with ½" liners. Grizzly fines are directed to under crusher front discharge conveyor via an under-grizzly chute.

54" under crusher front discharge conveyor, with impact tray and 15 hp electric motor and 3-ply conveyor belting.

All mounted on a quad-axle steel chassis fabricated from wide flange beams w/ operators platform access ladder, rubber tires, mud flaps, steel blocking stands, signal lights, air brakes, and fifth wheel pin.

Total Price:	**$299,000**
Dealer Discounted Price:	**$289,000**

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.

v 765.537.2279 www.jwjonescompany.com f 765.537.2171




Nordberg


Nordberg

Print

ElJay Dual 6' x 16' (2d) / 6' x 20' (2d) Horizontal Screen Plant





Portable ElJay Dual 6' x 16' (2d) / 6' x 20' (2d) Horizontal Screen Plant (#002253)
Plant includes: ElJay 6' x 16' 2-deck & 6' x20' 2-deck horizontal screens w/ 48" under front screen front discharge conveyor, (3) 30" side discharge conveyors, flop gates, (2) 24" under rear screen rear discharge conveyors, and electric motors. Screen is mounted on a tandem axle chassis w/ blocking stands, walkways, fifth wheel pin, signal lights, rubber tires, and mudflaps. **Price - $89,000.**

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY **QUOTATION FOR CONSIDERATION**

1 **Portable Symons 3' Shorthead Closed Circuit Cone Crusher Plant**

Reconditioned Symons 3' Shorthead Cone Crusher. Crusher has an independent lubrication system which includes a lubrication tank, hoses, temperature gauge, oil pressure gauge, 75hp electric motor, sheaves, v-belts, and safety guard. Cone will be disassembled and rebuilt as needed.

5' X 16' (3d) horizontal screen w/ electric motor, motor mount, sheaves, v-belts, safety guard, and fabricated steel discharge chutes for all (3) decks with the 1st deck chute directing material into the cone crusher and the 2nd and 3rd deck chutes directing material to opposite sides of the chassis. A collection chute under the screen will direct material onto the 36" under screen rear discharge conveyor.

48" under screen rear discharge conveyor w/ electric motor and 2 - ply conveyor belting.

30" under crusher discharge conveyor w/ electric motor, and 2 - ply conveyor belting

30" closed circuit conveyor w/ electric motor and 2 - ply conveyor belting.

Cone crusher and screen will be mounted on a heavy-duty I-beam tri-axle chassis w/ fixed blocking stands, air brakes, signal lights, and fifth wheel pin for transport.

Total Price:	$229,000

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.

Print

Symons/Nordberg 3' SH Cone Crushing Plant w/ 5x12 Incline Screen






Nordberg

Portable Symons/Nordberg 3' SH Cone Crushing Plant w/ 5x12 Incline Screen
Symons 3' shorthead cone crusher w/ new 5' x 12' (3d) incline screen, under crusher side discharge conveyor, under screen rear discharge conveyor, opposite side discharge chutes, and electric motors. All mounted on a tandem axle chassis with signal lights, brakes, blocking stands and fifth wheel pin.

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION
1	**Portable Symons 3' Std Cone Crushing Plant**

Reconditioned Symons 3' Std Cone Crusher. Crusher disassembled, inspected, and repairs made, as needed. Includes 100 hp electric motor, lubrication tank, hoses, temperature gauge, oil pressure gauge, and wear liners.

New 5x12 (3d) Incline screen, w/ steel frame, cross members, single-crown design screen decks w/ vibrating mechanism with bearings, electric motor, sheaves, v-belts, pivoted motor base, and tension rails.

Top deck chute directs oversize material into the crusher. Middle deck and bottom deck chutes direct material to opposite sides of chassis. Under screen fines rear discharge conveyor will transport the fines material from underneath the screen to the rear of the chassis.

30" under crusher side discharge product conveyor w/ electric motor.

All mounted on a tandem axle chassis equipped w/ air brakes, signal lights, mud flaps, blocking stands and fifth wheel pin.

Total Price:	$139,000

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.


Nordberg


Nordberg

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION
1	**New RockMaster 2436 Jaw Crushing Plant**

New RockMaster 2436 single-toggle jaw crusher. Fabricated, stress-relieved mainframe, rib reinforced side plates, drop-forged, heat treated overhead eccentric shaft, self aligning spherical roller bearings, jaw plates and (2) oversize flywheels, one grooved and one flat. Powered by a 125 hp electric motor mounted on an adjustable base w/ sheaves, bushings and v-belts.

New 40" X 16' vibrating grizzly feeder w/ welded, stress-relieved steel box, oil-lubricated vibrating mechanism, 4' tapered grizzly bars, bolt-in AR liners, powered by a 25 hp electric motor mounted on a pivoting base w/ sheaves, bushings and v-belts. Mounted in an 8' wide steel hopper. Grizzly fines are bypassed via an under-grizzly chute w/ and inspection door. Feeder and hopper fabricated as a removable skid unit.

New 42" under crusher front discharge conveyor w/ polyurethane-lined steel impact tray, 15 hp electric motor, and 3-ply belting.

All mounted on a tri-axle steel chassis w/ rubber tires, mud flaps, steel blocking stands, signal lights, air brakes, and fifth wheel pin. Primed and painted.

Total Price:	**$219,000**

Price Does Not Include Freight.

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order placement. Balance due prior to shipment. NO LINE OF CREDIT



JAW CRUSHERS
CT Series

TRIO ENGINEERED PRODUCTS

Engineers and Manufacturers of Washing, Vibrating and Crushing Equipment

Description

Trio's well engineered and highly efficient CT Series Jaw Crushers use the most current engineering knowledge available in jaw crusher design.

The units utilize pitched fixed jaw dies, and steeply aligned toggle seats to provide the most efficient nip angles. The resulting geometry yields a highly efficient and highly productive family of jaw crushers.

The hydraulically adjusted wedges contribute to an operator-friendly system that enables users to make quicker, easier adjustments to the machine's closed setting as different products are desired, or as the jaw dies wear.

Their fixed jaw dies have wrap-around design that protects the frame and eliminates the need for additional wedges. Side tensioning wedges provide a simple method for keeping the dies in the correct operating position. The cheek plates are kept in place through an easy to maintain bolt system.

The crushers are driven by extra large, overhead eccentric shafts seated in spherical, self aligning roller bearings.

Like all Trio products, this equipment is backed with the company's standard one-year warranty and continuing service commitment. The units are available exclusively through a number of value added retail distributors.





Distributed by:



Applications

- Primary and Secondary Hard Rock Crushing
- Mixed Demolition Debris
- Crushed or Broken Concrete
- Asphalt
- River Rock

Premium Features

- Fabricated, stress relieved steel frame
- Reinforced side plates
- Close-tolerance machined jaw plates and seating surfaces
- Reversible jaw plates
- Spherical, self aligning roller bearings
- Drop-forged, heat treated eccentric shafts
- Manual or hydraulic shim closed setting adjustments

Models / Sizes

- CT10x30 - CT12x52 - CT30x42 - CT42x54
- CT10x40 - CT20x36 - CT32x54 - CT47x63
- CT10x48 - CT24x36 - CT36x48

Other Considerations

- One Year Warranty
- Quick Deliveries
- Off-the-shelf parts
- Nationwide distribution
- Superior Quality
- Low Price Guarantee

Trio Engineered Products Inc. · 12823 Schabarum Avenue · Irwindale, CA 91706

Phone: (626) 851-3966 · **Fax:** (626) 851-9526 · www.trioproducts.com · info@trioproducts.com

JAW CRUSHERS
CT Series

TRIO ENGINEERED PRODUCTS

Engineers and Manufacturers of Washing, Vibrating and Crushing Equipment

Open Circuit Maximum Capacities (TPH)

Model	1" 25	1½" 38	2" 50	2½" 63	3" 75	3½" 90	4" 100	5" 125	6" 150	7" 175	8" 200	9" 255	10" 250	11" 275	12" 300
CT1030	25	40	50	63	75	90	100	125	150	180	200	230	250	279	300
CT1040	12	15	22	26	22	35									
CT1048	17	22	27	32	39	45									
CT1252	23	30	37	43	52	63									
CT2036	28	35	44	54	64	76	160-190	190-220							
CT2436	50	63	77	90	105	130	300-400	350-450	400-500	470-570					
CT3042		+	80-90	95-110	120-140	140-170	260-330	310-400	370-470	430-540	490-610	550-700	700-900		
CT3254			150-250	200-300	240-340	270-370	+	380-500	450-580	520-650	575-730	630-810	800-1010	880-1100	950-1180
CT3648					+	+	+	+	500-650	590-750	650-840	740-930			
CT4254															
CT4763															

Product Gradations - Percent Passing

Inch mm	1" 25	1½" 38	2" 50	2½" 63	3" 75	3½" 90	4" 100	5" 125	6" 150	7" 175	8" 200	9" 255	10" 250	11" 275	12" 300
>10"(>250)											100	100	100	100	100
10"(250)										100	90	85	75	70	66
9"(225)									100	90	83	75	70	65	60
8"(200)								100	90	83	75	70	65	60	55
7"(175)							100	90	83	75	70	63	60	55	52
6"(150)						100	95	83	75	68	63	56	55	50	47
5"(125)					100	90	85	75	68	60	58	48	45	43	40
4"(100)				100	90	83	75	65	60	55	48	45	40	38	35
3½"(90)				95	83	75	70	60	55	50	45	40	35	32	30
3"(75)			100	83	75	70	65	55	50	45	35	30	25	28	25
2½"(75)		100	90	76	68	60	55	50	42	35	30	25	22	22	20
2"(50)		90	75	65	58	55	50	40	35	30	25	22	20	17	15
1"(38)		85	70	60	55	50	45	35	30	25	22	20	17	15	13
1"(32)	100	75	65	55	50	45	40	30	25	22	20	17	12	10	8
1"(25)	95	70	55	50	40	35	30	25	22	20	17	15	10	8	6
3/4"(19)	75	65	45	43	35	30	25	20	17	15	12	10	8	6	5
5/8"(13)	70	55	40	30	25	22	20	17	15	12	10	7	5	4	3
3/8"(10)	60	45	35	25	20	17	15	13	10	7	5	3	2	1	0
1/4"(6)	45	30	25	20	15	13	10	7	5	3	2	1	1	0	0

TRIO ENGINEERED PRODUCTS

JAW CRUSHERS
CT Series

Engineers and Manufacturers of Washing, Vibrating and Crushing Equipment

General Specifications

Model	CSS		DISCHARGE SIZE		POWER		SPEED	WEIGHT		DIMENSION (L x W x H)	
	INCH	MM	INCH	MM	HP	KW	RPM	LBS	KG	INCH	MM
CT1030	3/4"-3½"	20-90	1½"-5 5/8	40-140	40	30	300	12,500	5,700	71x63x52	1800x1600x1320
CT1040	3/4"-3½"	20-90	1½"-5 5/8	40-140	50	37.5	300	15,000	7,100	70x75x52	1780x1900x1320
CT1048	3/4"-3½"	20-90	1½"-5 5/8	40-140	75	55	300	19,000	8,600	78x91x52	1980x2310x1320
CT1252	1"-3½"	25-90	1½"-5 5/8	40-140	100	75	300	25,000	11,350	78x100x55	1980x2540x1400
CT2036	2"-5"	50-125	3"-5 5/8"	75-140	75	55	250	25,000	11,350	88x75x77	2240x1900x1950
CT2436	3"-7"	75-180	5"-11"	125-280	100	75	250	30,000	13,650	102x74x94	2600x1880x2390
CT3042	4"-9"	100-230	5"-11"	125-280	150	110	225	58,500	26,600	119x88x109	3020x2235x2770
CT3254	3"-7"	75-180	5"-11"	75-280	200	150	225	66,000	30,000	98x94x94	2490x2390x2390
CT3648	4"-9"	100-230	6 3/8"-14"	160-355	250	190	225	105,000	47,750	148x112x120	3760x2840x3050
CT4254	5"-10"	125-250	6"-15 3/4"	150-400	300	225	225	126,000	57,200	145x119x123	3680x3020x3125
CT4763	6"-12"	150-300	9½"-17 3/4"	240-450	350	260	225	176,000	80,000	176x133x147	4470x3380x3730

Trio Engineered Products Inc. · 12823 Schabarum Avenue · Irwindale, CA 91706

Phone: (626) 851-3966 · **Fax:** (626) 851-9526 · www.trioproducts.com · info@trioproducts.com

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION
1	**New RockMaster 2036 Jaw Crushing Plant**

New RockMaster 2036 single-toggle jaw crusher. Fabricated, stress-relieved mainframe, rib reinforced side plates, drop-forged, heat treated overhead eccentric shaft, self aligning spherical roller bearings, jaw plates and (2) oversize flywheels, one grooved and one flat. Powered by a 125 hp electric motor mounted on an adjustable base w/ sheaves, bushings and v-belts.

New 40" X 16' vibrating grizzly feeder w/ welded, stress-relieved steel box, oil-lubricated vibrating mechanism, 4' tapered grizzly bars, bolt-in AR liners, powered by a 25 hp electric motor mounted on a pivoting base w/ sheaves, bushings and v-belts. Mounted in an 8' wide steel hopper. Grizzly fines are bypassed via an under-grizzly chute w/ and inspection door. Feeder and hopper fabricated as a removable skid unit.

New 42" under crusher front discharge conveyor w/ polyurethane-lined steel impact tray, 15 hp electric motor, and 3-ply belting.

All mounted on a tri-axle steel chassis w/ rubber tires, mud flaps, steel blocking stands, signal lights, air brakes, and fifth wheel pin. Primed and painted.

Total Price:	**$189,000**

Price Does Not Include Freight.

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order placement. Balance due prior to shipment.

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

1 Cedarapids Portable 2036 Jaw Crushing Plant #2939

Good used Cedarapids 2036 single-toggle jaw crusher. Overhead eccentric shaft, greaseable bearings, jaw plates powered by an electric motor mounted on an adjustable base w/ sheaves, bushings and v-belts.

New Trio 40" X16' vibrating grizzly feeder w/ grizzly bars, powered by an electric motor mounted on a pivoting base w/ sheaves, bushings and v-belts. Mounted in an 8' wide steel hopper. Grizzly fines are bypassed via an under-grizzly chute.

All mounted on a used tandem axle steel chassis w/ front discharge conveyor, rubber tires, mud flaps, steel blocking stands, signal lights, air brakes, and fifth wheel pin. Primed and painted.

Total Price:	$79,000

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.





J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION
1	**Portable Telsmith 36" FC Closed Circuit Cone Crusher Plant**

Reconditioned Telsmith 36" FC Cone Crusher. Crusher has an independent lubrication system which includes a lubrication tank, hoses, temperature gauge, oil pressure gauge, 75hp electric motor, sheaves, v-belts, and safety guard. Cone will be disassembled and rebuilt as needed.

5' X 16' (3d) horizontal screen w/ electric motor, motor mount, sheaves, v-belts, safety guard, and fabricated steel discharge chutes for all (3) decks with the 1st deck chute directing material into the cone crusher and the 2nd and 3rd deck chutes directing material to opposite sides of the chassis. A collection chute under the screen will direct material onto the 36" under screen rear discharge conveyor.

48" under screen rear discharge conveyor w/ electric motor and 2 - ply conveyor belting.

30" under crusher discharge conveyor w/ electric motor, and 2 - ply conveyor belting

30" closed circuit conveyor w/ electric motor and 2 - ply conveyor belting.

Cone crusher and screen will be mounted on a heavy-duty I-beam tri-axle chassis w/ fixed blocking stands, air brakes, signal lights, and fifth wheel pin for transport.

Total Price:	$229,000

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.



J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION	
1	**30" x 60' Deep Truss Portable Stacking Conveyor** New 30" x 60' Portable Stacking Conveyor w/ 36" deep truss, head pulley, tail pulley, shaft mount gear reducer, sheaves, v-belts, guard, electric motor, troughing idlers, return rollers, take-ups, 2-ply belting, 8" square tubular steel axle assembly w/ tires & wheels, pintle hitch, and hopper.	**$17,700**
2	**24" x 60' Deep Truss Portable Stacking Conveyor** New 24" x 60' Portable Stacking Conveyor w/ 36" deep truss, head pulley, tail pulley, shaft mount gear reducer, sheaves, v-belts, guard, electric motor, troughing idlers, return rollers, take-ups, 2-ply belting, 8" square tubular steel axle assembly w/ tires & wheels, pintle hitch, and hopper.	**$15,900 each**

Conveyor Pricing: **$49,500**

Starter Package:

The starter package will consist of soft starts for the crusher motors and across the line starters for all remaining motors in the plant. All starters are mounted in a NEMA weather resistant enclosure with push button design and main disconnect.

Starters are supplied but not wired to the plant. Electric wire is not included in the price.

Starter Package Price: **$15,900**

Prices are F.O.B. Factory
TERMS: Price valid for 10 days, subject to prior sale.
25% down payment required at time of order.
Balance due prior to shipment.

J.W. Jones Company, LLC
2468 SR67 South
P.O. Box 64
Paragon, IN 46166

Equipment Quote

QTY	QUOTATION FOR CONSIDERATION

1 Portable Symons 3' Std Cone Crushing Plant

Reconditioned Symons 3' Std Cone Crusher. Crusher disassembled, inspected, and repairs made, as needed. Includes 100 hp electric motor, lubrication tank, hoses, temperature gauge, oil pressure gauge, and wear liners.

New 5x12 (3d) Incline screen, w/ steel frame, cross members, single-crown design screen decks w/ vibrating mechanism with bearings, electric motor, sheaves, v-belts, pivoted motor base, and tension rails.

Top deck chute directs oversize material into the crusher. Middle deck and bottom deck chutes direct material to opposite sides of chassis. Under screen fines rear discharge conveyor will transport the fines material from underneath the screen to the rear of the chassis.

30" under crusher side discharge product conveyor w/ electric motor.

All mounted on a tandem axle chassis equipped w/ air brakes, signal lights, mud flaps, blocking stands and fifth wheel pin.

Total Price:	$159,000

Prices are F.O.B. Paragon, IN. TERMS: Price valid for 10 days, subject to prior sale. 25% down payment required at time of order. Balance due prior to shipment.


Nordberg

You Searched For: 4

4 Matches Found (displaying 1 to 4)

Category: Cones (Used)

Part Number:



Part Description: Allis H6000 Portable Cone Crusher, S/N 15A-074, 1999 Model, QSK19 Cummins Diesel Power, 42" Rear Folding Feed Conveyor With 15 HP Motor And Dodge 4 Reducer, 48" Folding Side Discharge Conveyor, 6 Hydraulic Legs With 8 HP Honda Power Pack, Electrical Starter Panel, 3 Axle Chassis With 11R22.5 Tires On Dayton Wheels.

Price: 197500.00

Category: Cones (Used)

Part Number:



Part Description: Telsmith 44S Portable Cone Crusher, S/N 505M2591, 1998 Model, 200 HP Electric Motor, Hydraulic Adjust On Cone, 5x16 3 Deck Screen, 42" Folding Side Discharge Conveyor, Under Screen Rear Discharge Fines Conveyor, 4 Hydraulic Legs With Honda Power Unit, Triple Axle Chassis With 11R22.5 Tires On Budd Wheels.

Price: 283500.00

Category: Cones (Used)

Part Number:



Part Description: JCI 1400RA Portable Cone Crushing Plant, S/N 98C01K1400RA, 1998 Model, 1400RA Cone With Twin 200 HP Electric Motors, 6x20 3 Deck Screen, 42" Folding Side Discharge Conveyor, Tandem Axle Chassis.

Price: 315000.00

Category: Cones (Used)

Part Number:



Part Description: Symons 5 1/2 Short Head Cone Crusher, S/N GR5365, Hydraulic Adjust, Stand, Lube System And Motor.

Price: 175000.00

Search Results by FLATTEXT

You Searched For: 22

9 Matches Found (displaying 1 to 9)

Category: Jaws (New)

Part Number:



Part Description: New Cedarapids 3054 Portable Jaw Crusher, Cedarapids 52"x20 Vibrating Grizzly Feeder, 60" Front Discharge Conveyor, 4 Axle Heavy Duty Chassis With 11R22.5 Tires On Budd Wheels, Air Brakes And Lights.

Price: 455000.00

Category: Jaws (New)

Part Number:



Part Description: New Terex/Finlay J-1175 Track Mounted Jaw Crusher, Jaques 3042 Jaw Crusher With Hydraulic Adjust, 11.7 Cubic Yard Feed Hopper With 42"x14 VGF And Hydraulically Folded Sides, Cat C9 Diesel Power 350 HP, 40" Discharge Conveyor, 26" Grizzly Fines Conveyor, Cross Belt Magnet, 2 Speed Hydrostatic Drive, Radio Remote Control.

Price: 557000.00

Category: Jaws (Used)

Part Number:



Part Description: Allis 2448 Portable Jaw Crusher, S/N 04JA08928, 1995 Model, Cummins NTA 855P 295 HP Diesel Engine, Allis 48" X 20 Vibrating Grizzly Feeder, 48" Folding Front Discharge Conveyor, Hydraulic Drive For Feeder And Belt, 6 Hydraulic Jack Legs With 8 HP Honda Power Pack, 4 Axle Chassis With 11R22.5 Tires On Dayton Wheels.

Price: 210000.00

Category: Jaws (Used)

Part Number:



Part Description: Brown Lenox 3242 Portable Jaw Crusher, S/N 1205579, 1998 Model, Cat 3306T Diesel Power, 180 HP, 42"x16 VGF And Feed Hopper, 40" Front Discharge Conveyor, Hydraulic Drive For Feeder And Conveyor, Operators Platform, Triple Axle Chassis With 12R22.5 Tires On Budd Wheels.

Price: 165000.00

Category: Jaws (Used)

Part Number:



Part Description:	Universal 4848 Jaw Crusher, S/N 132X14, Bare.
Price:	135000.00

Category:	Jaws (Used)
Part Number:	



Part Description:	Lippmann J3062 Portable Jaw Crusher, S/N 2002-0770-3062, 2002 Model, 200 HP Electric Motor, Lippmann 60"x18 VGF With Feed Hopper, 4 Hydraulic Legs With Honda Power Unit, Tandem Axle Chassis With Tandem Axle Booster, 275/70R22.5 Tires On Budd Wheels. Comes With: CSS 60"x35 Magnet Conveyor With Pan Feeder And Dings Magnet, S/N 2002-0774, 2002 Model, 25 HP Electric Motor, Rectifier, Single Axle With 11R22.5 Tires On Budd Wheels, Starter Control Panel For Plant With Push Button Controls.
Price:	385000.00

Category:	Jaws (Used)
Part Number:	


2742 CEDARAPIDS

Part Description: Cedarapids 2742 Portable Jaw Crusher, S/N 44201, 1994 Model, 150 HP Electric Drive, 16x42" VGF and Hopper, 42" Front Discharge Conveyor, Electrical Panel, Triple Axle Chassis With 11R22.5 Tires On Budd Wheels.

Price: 195000.00

Category: Jaws (Used)

Part Number:



Part Description: Cedarapids 3042 Portable Jaw Crusher S/N 52160, 2003 Model, New 150 HP Electric Motor, New 45"x18 Vibrating Grizzly Feeder With Hopper, New 42" Front Discharge Conveyor, New Triple Axle Chassis With 11-22.5 Tires On 10 Hole Budd Wheels.

Price: 295000.00

Category: Jaws (Used)

Part Number:



Part Description:	Trio 3042 Portable Jaw Crusher, S/N CJ30X42-005, 2000 Model, 150 HP Electric Motor, 44"x16 Vibrating Grizzly Feeder With 30 HP Motor, 48" Front Discharge Conveyor, Triple Axle Chassis With 11-22.5 Tires On 10 Hole Budd Wheels.
Price:	175000.00

Search Results by FLATTEXT

Todd Fayram

From: Michael Bruce [mbruce@rocksystems.com]
Sent: Monday, June 15, 2009 2:39 PM
To: fayramtodd@msn.com
Subject: Boneyard Equipment

ROCK SYSTEMS, INC.
Phone: (916) 921-9000 * Fax: (916) 921-9070
info@rocksystems.com

PROCESSING EQUIPMENT FOR THE CRUST OF THE EARTH

BONEYARD SALE

Conveyors - Feeders & Hoppers - Crushers



FEEDERS

48" Wide x 40' Long Apron Feeder (C2351)	$19,640
Dozer Trap with 30" Belt Feeder (C2301B)	$12,460
Merrick Model 450 Weigh Belt Feeders (R2257G)	$6,840
30 Ton Capacity Surge Hopper (R2149B)	$8,460
Drive-Under Truck Hopper 40 Ton (107-0017)	$23,210

CRUSHERS

Stedman Model K42C-55 Cagemill (C2301D)	$13,640
Eagle Portable 25" x 40" Jaw Crusher (R2304)	$59,740
Cedarapids Jaw / Roll Tandem Plant (C2348)	$43,420
Kue-Ken 10' x 36" Jaw Crusher (301-0121)	$15,210
Universal Portable 20" x 36" Jaw (301-0190)	$51,000
Nordberg 'City Crusher' Recycle (304-0086)	$95,520

CONVEYORS

48" x 20' Long Channel Frame (R2305OO)	$8,640
42" x 20' Long Flat Belt (R2257I)	$2,960
36" x 211' Long Formed Channel (R2305L)	$17,860
36" x 69' Long Truss Frame (R2311C)	$11,210
36" x 47' Long Channel Frame (2305HH)	$10,640
36" x 21' Long Truss Frame (R2305LL)	$6,420
30" x 46' Long Truss Frame (R2305G)	$7,760
30" x 42' Long Channel Frame (R2305M)	$1,430
30" x 33' Long Channel Frame (R2305T)	$5,460
30" x 35' Long Channel Frame (R2305JJ)	$1,920
30" x 10' Long Channel Flat Belt (R2305UU)	$2,630
24" x 100' Long Truss Frame (R2305CC)	$11,210
24" x 80' Long Truss Frame (R2305DD)	$9,110
24" x 80' Long Channel Frame (R2305S)	$9,310

		24" x 35' Long Channel Frame (R2311D)	$5,430
		24" x 50' Long Channel Frame (R2305E)	$7,860
MISCELLANEOUS		24" x 28' Long Truss Frame (R2305O)	$8,740
Eagle Double Reducer for Twin 44" Sandscrew	$2,860	24" x 25' Long Channel Frame (R2305PP)	$4,870
Halco 8" x 6" Model 2500 Water Pump 50 Hp	$3,460	24" x 23' Long Channel Frame (R2305P)	$6,240
Self-Cleaning 42" x 54" Magnet on Stand	$17,310	24" x 18' Long Channel Frame (R2305W)	$5,220
Spare Parts for Nordberg 7' SH Cone Crusher	$4,800	24" x 19' Long Channel Frame (R2305I)	$5,820
Manganese Liners for Nordberg 66" Gyradisc (12)	$9,000	24" x 18' Long Truss Frame (R2269D)	$7,870
Caterpillar 350 KW Generator Set (701-0013)	$29,860	24" x 10' Long Channel Frame (R2305X)	$3,340
Caterpillar 850 KW Generator Set (701-0000)	$49,620	20" x 8' Long Channel Frame (R2305GG)	$3,230
		18" x 14' Long Channel Frame (R2305QQ)	$1,670
		18" x 13' Long Channel Frame (R2305EE)	$3,730

Prices Good Through July 2009

Federal Equipment Company

The right process equipment. Right now.

QUOTATION

Quote #: 2088774
Quote Date: 5/27/09
Page: 1

TODD FAYRAM
CONTINENTAL METALLURGICAL SVC
1300 W COPPER ST
BUTTE, MT 59701

Dear MR FAYRAM

Thank you for contacting Federal Equipment Company, one of the world's leading suppliers of quality pre-owned process equipment with over 10,000 items in stock and ready to ship.

For over 50 years, Federal Equipment Company has supplied the chemical, pharmaceutical, plastics and related process industries with an outstanding inventory and quality service, always at competitive prices.

We appreciate the opportunity to present you with information on the following item(s) you requested. We invite you to visit our office and warehouses in Cleveland, Ohio, occupying over 350,000 square feet under crane.

All equipment is subject to prior sale and Federal Equipment Company's terms and conditions.

Federal Equipment is always interested in purchasing high-quality used process equipment to add to our inventory. If you are looking to sell your surplus equipment, we'll pay you a competitive price for it.

At any time, we invite you to search our complete inventory online at www.fedequip.com Updated twice daily, our site includes photos and specifications for most items, along with search options to help you quickly find the equipment or service you need. Just point, click and we'll send you a quote, or email deals@fedequip.com

If you have any questions or would like more information, please feel free to contact me. I look forward to hearing from you.

Thank you,

Federal Equipment Company

DAVE ALBRIGHT
SALES REPRESENTATIVE
dalbright@fedequip.com

Quote #: 2088774
Quote Date: 5/27/09
Page: 2

23367
PF6.3 MINIMAX LAROX VERTICAL TOWER FILTER PRESS
ONE (1) Used Larox Vertical Tower Filter Press, Model Minimax PF6.3A1H, rated 6.3 square meter, 68 sq. ft. filter area, 120 PSI operating pressure, stainless steel contact surfaces, (4) 2'11" x 5'9" plates, with pump, discharge conveyor.
PRICE: F.O.B. NEW JERSEY . . . . $87,500.00 EACH
SUBJECT TO PRIOR SALE









Quote #: 2088774
Quote Date: 5/27/09
Page: 3

TERMS AND CONDITIONS OF SALE

1. The terms and conditions contained in Seller's Sales Contract and any other terms and conditions stated in Seller's Quotation or specifications attached hereto supersede all prior understandings, transactions and communications, whether oral or written, with respect to the matters referred to herein and constitute the entire agreement between the parties for the purchase and sale of the materials or equipment herein described. References hereon to documents or to other information from Purchaser are for identification only and form no part of said final agreement except as specifically indicated to the contrary. Seller shall not be bound by any term or condition contained in Purchaser's Purchase Order not consistent with these terms and conditions. No modification, alteration or amendment of these terms and conditions shall be binding upon the Seller unless in writing and signed by Seller's authorized representative.

2. Price does not include sales or use tax if in effect in your state. Purchaser assumes responsibility for payment of such tax.

3. Rejection or refusal of any shipment on this contract shall not invalidate the remainder of the contract without the consent of Seller. Seller shall not be held responsible for delays in deliveries caused by strikes, accidents or other contingencies beyond its control.

4. Purchaser agrees to notify Seller immediately of car load shortages and/or truck loads shortages exceeding 100 pounds.

5. Purchaser expressly assumes and agrees to indemnify and save Seller, together with its employees, servants, agents and assigns, harmless against all liability, claims, judgments, or loss of every kind, including but not limited to liability arising from the negligence of Seller, its employees, servants, agents and/or assigns for injury to persons, including wrongful death or damage to property, resulting from any defective, hazardous, toxic, explosive or other condition of the goods or materials sold hereunder or incurred in any other way from and after the sale of goods or materials sold hereunder; and Purchaser expressly assumes and agrees to defend all suits brought against Seller, its employees, servants, agents and/or assigns, on account of such injury to persons, including wrongful death, and such damage to property.

6. Except as set forth in writing hereon, Seller makes no representation or warranty, express or implied, as to the condition, merchantability, quality or fitness for any intended use of the goods or materials sold hereunder and Purchaser agrees to accept the same on an "as is, where is," basis. There are no warranties which extend beyond the description on the face hereof. THE WARRANTY STATED HEREIN IS IN LIEU OF ALL OTHER WARRANTIES EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE.

CHEMICAL, PETROLEUM, GAS & PROCESSING EQUIPMENT
FILTERS, MISCELLANEOUS
Larox #PF6.3 Minimax vertical tower filter press, #23367

ONE (1) Used Larox Vertical Tower Filter Press, Model Minimax PF6.3A1H, rated 6.3 square meter, 68 sq. ft. filter area, 120 PSI operating pressure, stainless steel contact surfaces, (4) 2'11" x 5'9" plates, with pump, discharge conveyor.

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Federal Equipment Company
The right process equipment. Right now.

Federal Equipment Co
8200 Bessemer Ave
Cleveland, Ohio 44127-1837

MAP

Contact: Bob Wells
Tel: 216-271-3500
Fax: 216-271-5210

Email: robert@fedequip.com

In *the Surplus Record* since 1965

Visit our Website: www.fedequip.com

Federal Equipment Company has been a trusted name in the processing equipment industry for more than 50 years. As one of the world's top suppliers, Federal is dedicated to providing quality used equipment, outstanding service and competitive prices to meet the needs of the pharmaceutical, chemical, plastics, and related process industries.

Products & Services

- Chemical, Petroleum & Gas Processing Equipment
- Centrifuges
- Chillers/Refrigeration Equipment
- Dryers
- Filters
- Mixers
- Pumps
- Tanks

Federal Equipment Company

YOUR SOURCE ... for Pharmaceutical, Chemical, Plastics and Related Process Equipment.

Print Page | Email Page | 1.800.652.2466

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Your request for a quote has been submitted to Federal Equipment. A quote will be sent to you within two business days. Please be aware that spam filters occasionally prevent emailed quotes from reaching their destination. If, within two business days you have not received your quote, please contact your IT department or call us at 1.800.652.2466

Your quote id is 37085

About Federal Equipment

For more than 50 years, Federal Equipment Company has been a trusted name in the used chemical processing equipment industry. As one of the world's top used chemical equipment suppliers, Federal Equipment is dedicated to providing quality chemical processing equipment, outstanding service and competitive prices to meet the needs of the used chemical equipment and related chemical processing equipment industries. More than a chemical equipment supplier, Federal Equipment also offers a complete array of specialized services that range from the liquidation of chemical processing equipment lines, the purchasing of chemical equipment manufacturing facilities, and appraisals for chemical processing equipment.

Right now, we have more than 15,000 pieces of used chemical processing equipment in stock and ready to ship. Currently, we occupy over 400,000 square feet of covered warehouse space on more than 50 acres in Cleveland, Ohio, making us one of the largest under-crane suppliers of used chemical processing equipment and chemical equipment for packaging in the world. Centrally located in Cleveland, OH U.S.A., we buy, sell, and transport used chemical equipment globally.

Federal Equipment | 8200 Bessemer Avenue | Cleveland, OH 44127 | Phone 216.271.3500 | Toll Free 800.652.2466 | Fax 216.271.5210 | Email deals@fedequip.com

QUOTATION

ANM Equipment 3801 N. Highway Drive Tucson, AZ 85705 Ph: 520-888-2605 Fax: 520-888-5984	FOR Todd Fayram Continental Metallurgical Services 775-813-6490 Fayramtodd@msn.com	Date: 09-Jul-09 Quote No: Sheet 1 of Delivery: 8-12 Weeks ARO FOB Birmingham, AL Term Net 30

ITEM	QTY	U/M	DESCRIPTION	UNIT PRICE	EXTENDED PRICE
			Following up on your request for pricing on Metso Orion MR series 8X6, 6X4, 4X3 pumps, we are pleased to offer the following. Pricing and details as follows...		
	1		Metso MR 100 Bare pump with flanges, Motor base and Guard 4X3	$6,573.00	$6,573.00
	1		Metso MR150 Bare pump with flanges, Motor base and Guard 6X4	$9,527.00	$9,527.00
	1		Metso MR 200 Bare pump with flanges, Motor base and Guard 8X6	$11,102.00	$11,102.00
			Thank you for the opportunity to quote. Pricing is valid for 30 Days. Best reguards Tyson Lange If you need any additional information Please Contact Jared krug Cell 520-465-6110 Office 520-888-2605 Jkrug@mseinc.net		
				TOTAL	$27,202.00

Heavy-Duty Steel Gantry Cranes

made in USA

- Rugged steel construction for years of dependable use
- Sturdily constructed of high-strength mechanical tubing • All-welded construction
- Four swivel casters for maximum maneuverability
- Gantries roll easily on durable phenolic wheels that will not mark floors

Fixed Height & Span Steel Gantries

Cap. (Tons)	Span (Ft.)	Span Between Wheel Centers	Clear Span	Ht. (Ft.)	I-Beam Depth (In.)	Tread (In.)	Wt. (Lbs.)	Order #	Price Ea.
1	15	11'3"	14'	10	5	60	710	88180625	$1234.41
2	15	11'3"	14'	10	8	60	900	64037872	1468.50
3	15	11'2"	14'	10	10	60	945	62062170	2634.61
5	15	11'1"	14'	10	12	60	1175	62052162	4247.09


FOB Factory


Fixed Height
(Hoist & Trolley NOT included)


Adjustable Height
(Hoist & Trolley NOT included)

Adjustable Height & Span Steel Gantries (Note: Adjust Height Only When Loaded)

Cap. (Tons)	Span (Ft.)	Clear Span Width Max./Min.	Under Beam Height Max. (Ft.)	Under Beam Height Min.	I-Beam Depth (In.)	Tread	Wt. (Lbs.)	Order #	Price Ea.
1	15	14' - 4'	7	4'4"	5	4'0"	770	62052089	$2338.16
1	15	14' - 4'	9	5'4"	5	5'0"	825	62052097	2427.11
1	15	14' - 4'	10	5'10"	6	5'6"	870	62052063	2512.73
1	15	14' - 4'	12	7'6"	6	6'6"	978	62023254	2335.83
1	15	14' - 4'	14	8'6"	6	7'6"	1084	62023262	2496.17
2	15	14' - 4'	7	4'4"	8	4'0"	780	62052113	2522.79
2	15	14' - 4'	9	5'4"	8	5'0"	840	62052121	2616.46
2	15	14' - 4'	10	5'10"	8	5'6"	910	62052105	2710.79
2	15	14' - 4'	12	7'5"	8	6'6"	1059	62023312	$2458.42
2	15	14' - 4'	14	8'6"	8	7'6"	1264	62023320	2907.84
3	15	14' - 4'	7	4'4"	10	4'0"	954	62052147	2813.21
3	15	14' - 4'	9	5'4"	10	5'0"	1045	62052154	2895.43
3	15	14' - 4'	10	5'10"	10	5'6"	1092	62052139	2998.13
3	15	14' - 4'	12	7'5"	10	6'6"	1195	62023379	2747.95
3	15	14' - 4'	14	8'6"	10	7'6"	1298	62023387	2988.79

Adjustable Height Aluminum Gantry Cranes

made in USA

Completely Portable & Knock-Down

- Ideal when you require constant assembly and disassembly, such as use on service trucks
- Feature a total knock-down design • Entire unit is pinned together for quick setup and disassembly
- Easy transfer in pickup trucks and vans • Lightweight aluminum construction is easy to set up in the field
- Adjustable height legs and infinitely adjustable I-beams, so you get a truly flexible moving and lifting solution
- Manufactured from extruded and cast aluminum parts
- Four 8" swivel casters with position locks for easy maneuverability

Span Overall (Ft.)	Span Betw. Wheel Centers	Clear Span (Ft.)	Height Max./Min.	1 Ton Capacity: I-Beam Depth (In.)	1 Ton: Wt. (Lbs.)	1 Ton: Order #	1 Ton: Price Ea.	2 Ton Capacity: I-Beam Depth (In.)	2 Ton: Wt. (Lbs.)	2 Ton: Order #	2 Ton: Price Ea.
8	7'3"	7	8'2" - 5'8"	6	265	62052436	$3668.99	8	345	62052501	$4937.22
8	7'2"	7	10'2" - 7'8"	6	280	62023163	3174.81	8	360	62023213	4362.22
8	7'3"	7	12' - 9'6"	6	295	62023171	3330.86	8	375	62023221	4813.06
10	9'3"	9	8'2" - 5'8"	6	278	62052386	3750.29	8	380	62052451	5839.88
10	9'3"	9	10'2" - 7'8"	6	294	62052378	3911.55	8	405	62052444	6046.02
10	9'3"	9	12' - 9'6"	6	310	60685040	3468.70	8	431	62023189	5518.45
12	11'3"	11	8'2" - 5'8"	8	310	62052394	4428.54	8	397	62052469	6037.70
12	11'3"	11	10'2" - 7'8"	8	325	62023148	3872.41	8	421	62023197	5398.23
12	11'3"	11	12' - 9'6"	8	340	62023155	4063.88	8	446	62023205	5839.05
15	14'3"	14	8'2" - 5'8"	8	345	62052428	5309.58	8	416	62052493	7211.33
15	14'3"	14	10'2" - 7'8"	8	360	62052402	5494.11	8	442	62052477	7537.15
15	14'3"	14	12' - 9'6"	8	375	62052410	5743.47	8	467	62052485	8326.78


Hoist & Trolley Not Included


FOB Factory


Smallest Size in Industry When Disassembled

Note: Adjust height only when unloaded.

Heavy-Duty Base Plate Mounted Jib Cranes

made in USA

Span (Ft.)	O.A.H. (Ft.-In.)	I-Beam (In.)	Mast Dia. (In.)	Rotation Clear (In.)	Bolt Circle Dia. (In.)	Base Plate Dia. (In.)	No. of Bolts	Wt. (Lbs.)	Order #	Price Ea.
1000 Lb. Capacity										
8	10 - 10	10	8	14	26	30	6	890	01775758	$1855.64
10	10 - 10	10	8	14	26	30	6	940	01775766	1984.74
12	10 - 8	8	12	15	32	36	6	950	01775774	2225.45
14	10 - 8	10	12	15	32	36	6	1090	01775782	2387.39
16	10 - 10	12	12	16	32	36	6	1250	01775790	2639.03
18	11 - 0	12	12	16	32	36	6	1415	01775808	2838.17
20	11 - 0	12	14	16	32	36	6	1630	01775816	3256.12
2000 Lb. Capacity										
8	11 - 0	10	12	15	32	36	6	940	01775824	2232.01
10	10 - 10	10	12	15	32	36	6	990	01775832	2782.32
12	10 - 10	10	12	15	32	36	6	1040	01775840	2334.86
14	10 - 10	12	14	16	32	36	6	1360	01775857	2908.19
16	11 - 0	15	14	16	32	36	6	1700	01775865	3343.67
18	11 - 3	15	14	16	32	36	6	1785	01775873	3456.20
20	11 - 3	15	16	22	32	36	12	2200	01775881	4433.42
4000 Lb. Capacity										
8	11 - 3	12	14	22	32	36	6	1260	01775899	2790.08
10	11 - 0	12	14	22	32	36	6	1350	01775907	3964.43
12	11 - 0	15	14	22	32	36	6	1555	01775915	3133.57
14	11 - 3	15	16	22	44	48	12	1735	01775923	4113.92
16	11 - 3	18	16	28	44	48	12	2220	01775931	4628.15
18	11 - 6	18	18	28	44	48	12	2600	01775949	5150.91
20	11 - 6	18	18	29	44	48	12	2710	01775956	5310.88

Engineered and designed for floor mounting on a foundation. Unit rotates 360°, and is available in a variety of capacities, spans, and heights. Jib is designed with safety features to prevent removal of head under accidental impact. Boom is an American standard I beam, conforms to AISC and ASTM standards. Girder equipped with removable end stops for quick trolley installation. Bearing capsule rigidly mounted on boom.

The mast consists of heavy pipe designed to withstand bending stresses without undue deflection to boom. Mast is reinforced with heavy gusset, and is mounted to base plate. Assembly is jig welded to insure true vertical alignment. Jib head is constructed of two heavy side and reinforcing plates to permit balancing of stress. Lower roller assembly is mounted in a heavy-duty machined carriage weldment. Assembly is supported by adjustable tension bolts to permit field adjustment, and to insure even pressure of the rollers on the mast. Roller bearings are furnished in each machined roller and are mounted to the frame through removable steel axles with grease fittings. Top bearing is a tapered roller radial thrust bearing.


All structural steel will be painted with one coat of standard safety yellow enamel, unless otherwise specified.

Accessories

Desc.	Order #	Price Ea.
Tagline Festoon Kit	01775964	$87.77
Bottom Entry Collector	01775972	433.75
¾" Anchor Bolts - Set of 6	01775998	108.69
1" Anchor Bolts - Set of 6	01776012	158.33
1" Anchor Bolts - Set of 12	01776020	258.45

GRAINGER.

printed July 7, 2009



Crane,Jib,2T,Span14Ft,H14Ft,W7In

Jib Crane, Capacity 2 Tons, Span 14 Feet, Hub 14 Feet, Diameter 16 Inches, Flange Width 7 Inches, Floor Mounted Pillar

Grainger Item #	4ZX29
Price (ea.)	**$4,983.00**
Brand	DAYTON
Mfr. Model #	4ZX29
Ship Qty.	1
Sell Qty. (Will-Call)	1
Ship Weight (lbs.)	2815.0
Usually Ships	From mfr. w/in 7 bus. days
Catalog Page No.	1598

Price shown may not reflect your price. Log in or register.

Additional Info

Jib Cranes and Mounting Kits

Cranes accommodate most standard trolleys that support electric or manual hoists.
Anchor bolts not included.

Uses: Suitable for manufacturing assembly lines, machine shops, and shipping and receiving docks.

Floor-Mounted Pillar

Rotates 360 Degree on tapered roller bearings with self-aligning guide rollers.
Heavy gussets reinforce the base plate to ensure alignment and rigidity. Rolled steel wide flange beam provides smooth trolley travel, with stops at both ends for safety. Concrete footing required.

Tech Specs

Item: Jib Crane
Type: Floor Mount
Capacity (Lb.): 4000
Capacity (Tons): 2
Operation Mode: Manual
Reach: 14 ft.
Span (Ft.): 14
Height Under Span (Ft.): 14
Lift Range (In.): 0 to 168
Swivel Angle (Deg.): 360
Flange Width (In.): 7
Construction: Welded Steel
Mast Diameter (In.): 16
Finish: Yellow Enamel

Notes & Restrictions

There are currently no notes or restrictions for this item.

MSDS

This item does not require a **Material Safety Data**

Optional Accessories

There are currently no optional accessories for this item.

Alternate Products

Crane,Jib,2T,Span14Ft,H12Ft,W7In



Item #: 4ZX26
Brand: DAYTON
Usually Ships: From mfr. w/in 7 bus. days
Price (ea): $4,796.00

Repair Parts

A Repair Part may be available for this item. Visit our Repair Parts Center or contact your local branch for more information.

Sheet (MSDS).

Required Accessories

There are currently no required accessories for this item.

GRAINGER

printed July 6, 2009

Photo Not Available

Compressor w/Dryer,25 HP,102 CFM,200-3

Rotary Screw Air Compressor, With Integrated Air Dryer, 25 HP, Delivery 102 CFM, Pressure 125 PSI, Voltage 200, 3 Phase, 76.6 Amps AC, 120 Gal Receiver, Horizontal Tank Type, Mount Horizontal Type, FNPT Outlet 1 In, 69 dBA @ 3 Feet, Continuous Duty, R-134a Refrigerant, Ambient Temp Range 33 to 104 F, Length 77.5 In, Depth 36 In, Height 71 In

Grainger Item #	3HGC7
Price (ea.)	**$19,558.00**
Brand	INGERSOLL-RAND
Mfr. Model #	45464047
Ship Qty.	1
Sell Qty. (Will-Call)	1
Ship Weight (lbs.)	1004.0
Usually Ships	From mfr. w/in 11 bus. days
Catalog Page No.	N/A

Price shown may not reflect your price. Log in or register.

Additional Info

There is currently no additional information for this item.

Tech Specs

Item: Rotary Screw Air Compressor
Type: With Integrated Air Dryer
HP: 25
Delivery (CFM): 102
Pressure (PSI): 125
Voltage: 200
Phase: 3
Amps AC: 76.6
Receiver: 120 Gal.
Tank Type: Horizontal
Mount (Type): Horizontal
(F)NPT Outlet (In.): 1
dBA @ 3 Feet: 69
Duty: Continuous
Refrigerant: R-134a
Ambient Temp. Range (F): 33 to 104
Length (In.): 77 1/2
Depth (In.): 36
Height (In.): 71
Series: UP6
Maintenance Kit Number: 4VE81

Notes & Restrictions

There are currently no notes or restrictions for this item.

MSDS

This item does not require a **Material Safety Data**

Optional Accessories

There are currently no optional accessories for this item.

Alternate Products

There are currently no alternate products for this item.

Repair Parts

A Repair Part may be available for this item. Visit our Repair Parts Center or contact your local branch for more information.

Sheet (MSDS).

Required Accessories

There are currently no required accessories for this item.

GRAINGER.

printed July 6, 2009



SPEEDAIRE

Compressor,Air

Air Compressor, HP Rating 25.0 HP, Free Air Flow @ 175 psi 90.1 CFM, Phase Three, Voltage Rating 200/208 Volts, Current Rating 74 Amps, Tank Capacity 120 Gallons, Tank Type Horizontal, Oil Capacity 7 Ounces, Speed 770 RPM, Height 64 Inches, Length 72 1/2 Inches, Width 27 1/2 Inches, NPT Outlet (F) 1 1/4 Inches, Maintenance Kit Number 1WF46

Grainger Item #	1WD37
Price (ea.)	**$7,528.00**
Brand	SPEEDAIRE
Mfr. Model #	1WD37
Ship Qty.	1
Sell Qty. (Will-Call)	1
Ship Weight (lbs.)	1450.0
Usually Ships	From mfr. w/in 6 bus. days
Catalog Page No.	3231

Price shown may not reflect your price. Log in or register.

Additional Info

2-Stage Air Compressors

Units provide higher pressure than 1-stage compressors.

No need for a start-up kit. All models feature splash-lubricated, cast-iron compressor pumps with a finned intercooler. Feature a totally enclosed, safety-designed belt guard, and mounted/wired motor starter. ASME Code Air Receiver includes safety relief valve, pressure gauge, discharge line ball valve, and tank drain valve.

- Pressure switch factory preset to 140psi On/175 psi Off
- Low RPM for long service life
- Open dripproof NEMA motor
- Comply with California Code 462(L)(2)
- 80/20 recommended duty cycle can be extended to 100% continuous duty when used with synthetic oil sold on page 3236
- All compressors must be hardwired

Tech Specs

Item: Electric Air Compressor
Type: Two Stage Stationary
Pump Type: Splash-lubricated, Cast Iron
HP: 25
Max. Pressure (PSI): 175
Free Air CFM @ 175 PSI: 90.1
Free Air CFM @ Max. Pressure: 90.1
Voltage: 200/208
Phase: 3
Amps AC: 74.0
Tank (Gal.): 120
Tank Type: Horizontal
(F)NPT Outlet (In.): 1 1/4
Duty Cycle: Continuous, 80/20
RPM: 770
On Pressure Switch Setting: 140
Off Pressure Switch Setting: 175
Enclosure: NEMA
Motor Type: Open Dripproof

Optional Accessories

Element,Intake Filter



Item #: 1R417
Brand: SOLBERG
Usually Ships: Today
Price (ea): $15.17

Filter/Silencer,1.25in



Item #: 4Z681
Brand: SOLBERG
Usually Ships: Today
Price (ea): $45.25

R70 Maintenance Kit

Length (In.): 72 1/2
Width (In.): 27 1/2
Height (In.): 64
Includes: Initial fill of Heavy Duty Compressor Oil
Oil Capacity (Qt.): 7

Notes & Restrictions

There are currently no notes or restrictions for this item.

MSDS

This item does not require a **Material Safety Data Sheet (MSDS).**

Required Accessories

There are currently no required accessories for this item.



Item #: 1WF48
Brand: SPEEDAIRE
Usually Ships: Today
Price (ea): $103.65

Oil,Compressor



Item #: 1WG49
Brand: SPEEDAIRE
Usually Ships: Today
Price (ea): $25.35

Oil,Compressor



Item #: 1WG50
Brand: SPEEDAIRE
Usually Ships: Today
Price (ea): $6.38

R70 Maintenance Kit



Item #: 1WG54
Brand: SPEEDAIRE
Usually Ships: 1-3 Days
Price (ea): $297.50

Pump,Compressor



Item #: 3Z411
Brand: APPROVED VENDOR
Usually Ships: 1-3 Days
Price (ea): $5,561.00

Pad,Anti Vibration



Item #: 4C974
Brand: MASON
Usually Ships: Today
Price (ea): $35.70

Hose,Metal,3/4 X 12 In

Item #: 6MP31
Brand: HOSE MASTER
Usually Ships: Today
Price (ea): $36.70

Drain Valve,Electric



Item #: 6Z948
Brand: SPEEDAIRE
Usually Ships: Today
Price (ea): $171.25

Ball Valve,1 1/4 In,FNPT,Forged Brass



Item #: 6GD17
Brand: APPROVED VENDOR
Usually Ships: Today
Price (ea): $29.05

V Belt,103 In,B100



Item #: 5X480
Brand: DAYTON
Usually Ships: Today
Price (ea): $36.75

Alternate Products

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Repair Parts

Repair Parts information is available for this item.

GRAINGER.

printed July 6, 2009



Air Dryer,Desiccant,120 CFM,30 HP

Compressed Air Dryer, Desiccant, ISO Class 2, 120 CFM, Dew Point -40 Deg F, For Air Comp HP 30, 115 Voltage, 4 Full Load Amps, 60 Hz, 1 Phase, Inlet Flow Capacity @ 100 PSI 120, Outlet Flow Capacity @ 100 PSI 102, 1 Inlet/Outlet NPTF (In), Max Working Pressure 150 PSI, Min Working Pressure 75 PSI, Max Inlet Temp 120 Deg F, Pressure Drop 3, 10 Cycle, Non-lubricated Control Valve, Microprocessor with MODBUS Capability Control Panel, Height 63 In, Width 40.5 In, Depth 30 In, Features Remote

Grainger Item #	2HUC4
Price (ea.)	**$5,082.00**
Brand	INGERSOLL-RAND
Mfr. Model #	HL1201H00A0
Ship Qty.	1
Sell Qty. (Will-Call)	1
Ship Weight (lbs.)	575.0
Usually Ships	From mfr. w/in 26 bus days
Catalog Page No.	3256

Price shown may not reflect your price. Log in or register.

Additional Info

Heatless Twin Tower Regenerative Desiccant Air Dryers

Units feature advanced microprocessor controllers and include pre- and after-filters to remove oil and contaminates.

NEMA 4 enclosure protects controller against water and condensation. Easy desiccant change. Switching valves direct wet inlet air between the two towers to provide a continuous supply of dry air. Diagnostic controls show regenerative sequence status. Max. ambient temperature: 120 DegreeF.

Tech Specs

Item: Compressed Air Dryer
Type: Desiccant
ISO Class: 2
CFM: 120
Dew Point (Deg. F): -40
For Air Comp. HP: 30
Voltage: 115
Full Load Amps: 4.0
Hz: 60
Phase: 1
Inlet Flow Capacity @ 100 PSI: 120
Outlet Flow Capacity @ 100 PSI: 102
Inlet/Outlet NPTF (In.): 1
Max. Working Pressure (PSI): 150
Min. Working Pressure (PSI): 75
Max. Inlet Temp. (Deg. F): 120
Max. Ambient Temp. (F): 120
Pressure Drop: 3
Cycle: 10 minute
Diffuser: Removable, Cleanable

Optional Accessories



Regulator,1 In

Item #: 4ZM10
Brand: SPEEDAIRE
Usually Ships: Today
Price (ea): $108.05

Alternate Products

There are currently no alternate products for this item.

Repair Parts

A Repair Part may be available for this item. Visit our Repair Parts Center or contact your local branch for more information.

Control Valve: Non Lubricated
Control Panel: Microprocessor with MODBUS Capability
Height (In.): 63
Width (In.): 40 1/2
Depth (In.): 30
Features: Remote

Notes & Restrictions

There are currently no notes or restrictions for this item.

MSDS

This item does not require a **Material Safety Data Sheet (MSDS)**.

Required Accessories

There are currently no required accessories for this item.

GOLD ORE PRODUCTION FLOWSHEET


ORE STORAGE AND CRUSHING CIRCUIT
50 TON STORAGE BIN
APRON FEEDER
C80 JAW
VIBRATING SCREEN 6' X 12'
RECIRCULATION LOAD
STORAGE STOCKPILE
OVERSIZE SCREEN
CLASSIFYING CYCLONES
COMMINUTION CIRCUIT
KNELSON CONCENTRATOR
MAKE-UP WATER
Ball Mill
MAKE UP WATER
CONDITIONING TANK
GRAVITY GOLD
Scavenger Flotation
Rougher Flotation
TAILINGS
TAILINGS PUMP
TAILINGS THICKENER (IF NEEDED)
GOLD CONCENTRATION FLOTATION CIRCUIT
Cleaner Flotation
TAILINGS
EVAPORATION WATER
PROCESS WATER
TAILINGS IMPOUNDMENT
DISCHARGE POND
WATER TANK
GOLD CONCENTRATE
MAKE-UP WATER - MINE/WELL

3x3M

Total Cost per Hole	**$478,032 per hole**		
Total Cost per Foot	**$637 US$/ft**		
Total Cost per Meter	**$2,091 US$/m**		
Hole Dimensions	10 ft	3.0 m	square
Hole Length	750.00 ft	228.7 m	
Contractor Cost	$475.00 us/ft	$1,558.00 us/m	
Whelan Mining Contractors	$356,250.00 per hole	$356,250.00	
Station Cost	$35,000 per hole	$35,000 per hole	
Add'l Labor Cost per Hole	$12,500 per hole	$12,500 per hole	
Add'l Supply Cost / ft	$74,282 per hole	$56,021.34	
Mucking Allowance		$18,260.26	
Total Cost		$478,031.60	

Supply Costs

		Total	US $ per Unit	US $
per meter	**Manway Costs**	228.66	$245.00	$56,021.34
per ft				
each		0.00		
each		1 US$ / tonne		
	Mucking Allowance		$3.18	$18,260.26
Misc				
Total Supply Costs				$74,281.60

<u>Redpath Quote Review</u>

	US$ / m	Total Meters	
Mobilization			30,838
Raise Set-up (Alimak Nest)			87,606
Drive and Screen (3m by 3m)	$ 4,278.00	228.7	978,201
Install timbered Raise	$ 1,019.00	228.7	233,003
Raise Teardown			17,633
Demobilization			10,811
Total Cost			**1,358,092**
Mucking Allowance		$3.18	$ 18,260

4x4M

Total Cost per Hole	**$1,433,424 per hole**	
Total Cost per Foot	**$1,911 US$/ft**	
Total Cost per Meter	**$6,269 US$/m**	
Hole Dimension	13.1 ft	4.0 m
Hole Length	750.00 ft	228.7 m
Contractor Cost	[redacted] us/ft	$3,200.00 us/m
Redpath - Raisebore	$0.00 per hole	$731,707.32
Station Cost	$35,000 per hole	$35,000 per hole
Add'l Labor Cost per Hole	$12,500 per hole	$12,500 per hole
Add'l Supply	per hole	$628,810.98
Mucking Allowance		$25,405.58
Total Cost		$1,433,424

Supply Costs

		Total	US $ per Unit	US $
per meter	Ground Support and Manway	228.66	$2,750.00	$628,810.98
per ft				
each		0.00		
each		1 US$ / tonne		
Mucking Allowance			$3.18	$25,405.58
Misc				
Total Supply Costs				$654,216.55

Approved for C5.

Backfill Design Criteria

The following information is provided to describe the development of the backfill design criteria.

The required strength of the CRF was determined from the following formula:

$$\text{Required Strength (MPa)} = \frac{\text{(F.S.)} \quad \text{Density (MN/m}^3\text{)} \times \text{H}}{(1 + \text{H/L})}$$

- F.S. factor of safety which in this case is 1.5;
- Density was calculated from 2.25t/m^3 for compacted (using the jammer) CRF and converting into MN/m3 – 0.0221 MN/m^3;
- Height (H) was 3m; and
- Length (L) can either be the width or the length of the stope. In this case a conservative approach was used whereby the required length is the length of the stope that will be required to mine alongside the previously placed CRF required in the wide stope areas of the mine. In this case a nominal length of 30m was used.

$$\text{Required Strength (MPa)} = \frac{1.5\ (0.0221\text{MN/m}^3)\ (3\text{m})}{(1 + 3\text{m}/30\text{m})}$$

$$= 0.09 \text{ MPa}$$

The required strength is relatively low due to the short back height of 3m.

The CRF estimated strength is determined from the following formula:

Uniaxial Compressive Strength (UCS) = $1.5e^{0.25(\text{Cement Content - \% by weight})}$.

In this case the cement/flyash content is 3.0% by weight.

UCS = 3.2MPa.

The estimated strength is well over the required strength and therefore no significant issues are expected.

- The completed production stope is thoroughly washed out to insure all gold particles are captured in the waste water drainage system for the underground mine;
- Sized waste rock material (less than 150mm) is loaded from the stockpile located on the surface on the 27t underground haul truck with a nominal load of 25t (10.1m^3), the cement/flyash mixture is added and the CRF is hauled underground and placed in the respective muckbay located near the heading to be backfilled;
  - The sized waste rock is produced using a grizzly located on the surface with the required 150mm spacing. The undersize material is stockpiled for use as backfill and the oversize is placed back in the waste rock stockpile, and
  - The cement addition process is completed by the truck driver proceeding to the cement load-out area under the cement/flyash silo and placing the required 0.75t for a 3% cement/flyash mixture by weight on the top of the waste rock contained

in the truck. The silo has cement/flyash calibrated weight hopper that dumps the mixture in a colloidal mixer combined with water and delivered to the waste rock in the truck bed in one-step. The overall density of the CRF is estimated to be $2.3t/m^3$.

- The CRF is placed in the heading using the 4yd LHD diesel mucker from the muckbay. The process is accompanied by an additional 1.5yd mucker with a jammer ram and plate attached to the front of the LHD. As material is hauled in and placed the jammer LHD is used to push up and further compact the CRF material;
- The process is completed until the stope has been filled and preparations for the next 3m horizontal cut are started. The fill rate for the mine schedule is estimated to be 740t/d or $330m^3$/day;
- The assumed moisture content is 4% and is supplied by the inherent moisture in the waste rock, the cement/flyash moisture, and the moisture in the stope itself; and
- Additional testing is required to finalize the nominally cement addition requirements, as well as waste rock particle sizing requirements. Substantial cost savings can be realized if the cement addition requirements are reduced from the current design of 3%.

These models represent mines on steeply dipping ore zones, 100x100, 250x250, or 320x320 meters in plan view respectively. Access is by one or two adits, 730, 1405, or 1990 meters long, and a secondary access/vent raise. Haulage from the stopes is by load-haul-dump units followed by articulated rear-dump trucks. Stoping includes excavating haulage cross cuts and drawpoints at the base of the stope and drill access crosscuts into the stope, followed by ring drilling using longhole drill jumbos, blasting, and sand filling.

Daily Ore Production (tonnes)		800	4,000	8,000
Production				
Hours per Shift		8	10	10
Shifts per Day		2	2	2
Days per Year		320	320	350
Deposit				
Total Minable Resource	tonnes	2,822,400	22,574,000	55,553,000
Dip	degrees	90	90	90
Average Strike Length	meters	100	250	320
Average Vein Width	meters	100	250	320
Average Vertical	meters	100	125	200
Ore				
Density	cubic meters/tonne	0.367	0.367	0.367
Swell	percent	55	55	55
Compressive Strength	kilopascals	82,740	82,740	82,740
Rock Quality Designation	percent	55	55	55
Foot Wall				
Density	cubic meters/tonne	0.401	0.401	0.401
Swell	percent	45	45	45
Compressive Strength	kilopascals	137,900	137,900	137,900
Rock Quality Designation	percent	75	75	75
Hanging Wall				
Density	cubic meters/tonne	0.401	0.401	0.401
Swell	percent	45	45	45
Compressive Strength	kilopascals	137,900	137,900	137,900
Rock Quality Designation	percent	75	75	75
Stopes				
Stope Length	meters	100	125	160
Stope Width	meters	12.5	12.5	12.8
Stope Height	meters	100	62.5	66.7
Face Width	meters	12.5	12.5	12.8
Face Height	meters	25.0	20.8	22.2
Advance per Round	meters	4.5	4.5	4.5
Sill Pillar Length	meters	100	125	160
Sill Pillar Width	meters	12.5	12.5	12.8
Sill Pillar Height	meters	13.7	13.7	13.7
Development Openings				
Adits			2 ea.	2 ea.
Face Area	square meters	14.0	19.1	21.7
Pre-production Advance	meters	730	1,405	1,990
Cost - Adit #1	dollars/meter	$1,399	$2,014	$2,589
Cost - Adit #2	dollars/meter	---	$1,988	$2,561
Drifts				
Face Area	square meters	11.5	15.4	17.8
Daily Advance	meters	0.6	5.5	9.7
Pre-production Advance	meters	52	443	848
Cost	dollars/meter	$681	$777	$859
Crosscuts				
Face Area	square meters	11.5	15.4	17.8
Daily Advance	meters	0.1	0.9	1.2
Pre-production Advance	meters	10	70	108
Cost	dollars/meter	$662	$742	$823
Access Raises				
Face Area	square meters	2.7	4.6	6.8
Daily Advance	meters	0.3	1.2	1.8
Pre-production Advance	meters	22	96	158
Cost	dollars/meter	$919	$1,037	$1,276
Draw Points				
Average Face Area	square meters	33.2	48.5	57.2
Daily Advance	meters	0.3	2.7	4.8
Pre-production Advance	meters	24	213	419
Cost	dollars/meter	$754	$996	$1,513

SUBLEVEL LONGHOLE MINING - ADIT ACCESS (continued)

Daily Ore Production (tonnes)		800	4,000	8,000
Development Openings				
Ore Passes				
Face Area	square meters	---	4.3	7.9
Daily Advance	meters	---	0.02	0.03
Pre-production Advance	meters	---	250	400
Cost	dollars/meter	---	$795	$1,818
Ventilation Raises				
Face Area	square meters	3.1	9.0	16.3
Daily Advance	meters	0.10	0.09	0.12
Pre-production Advance	meters	360	525	850
Cost	dollars/meter	$807	$1,770	$1,827
Hourly Labor Requirements				
Stope Miners		4	8	12
Development Miners		6	10	12
Equipment Operators		2	5	11
Support Miners		4	4	4
Diamond Drillers		2	2	2
Backfill Plant Workers		2	4	6
Electricians		4	5	5
Mechanics		5	7	10
Maintenance Workers		4	10	14
Helpers		2	4	5
Underground Laborers		5	12	18
Surface Laborers		4	10	14
Total Hourly Personnel		44	81	113
Salaried Personnel Requirements				
Managers		1	1	1
Superintendents		1	3	4
Foremen		2	6	10
Engineers		2	4	5
Geologists		2	4	6
Shift Bosses		2	4	6
Technicians		4	6	10
Accountants		1	4	5
Purchasing		2	5	8
Personnel		2	4	6
Secretaries		4	10	14
Clerks		5	12	8
Total Salaried Personnel		28	65	93
Supply Requirements (daily)				
Explosives	kilograms	341	1,647	3,191
Caps	each	24	198	360
Boosters	each	23	188	343
Fuse	meters	179	793	1,422
Drill Bits	each	0.68	2.78	4.87
Drill Steel	each	0.05	0.20	0.35
Backfill Pipe	meters	1.0	7.6	12.7
Fresh Water Pipe	meters	1.0	7.6	12.7
Compressed Air Pipe	meters	1.0	7.6	12.7
Electric Cable	meters	1.0	7.6	12.7
Ventilation Tubing	meters	1.0	7.6	12.7
Rock Bolts	each	1	8	14
Cement	tonnes	25	114	227
Shotcrete	cubic meters	--	3.0	6.0
Timber	cubic centimeters	328,062	1,803,162	3,325,465
Buildings				
Office	square meters	715	1,661	2,376
Change House	square meters	511	941	1,312
Warehouse	square meters	281	549	754
Shop	square meters	562	1,165	1,627
Equipment Requirements (number - size)				
Stope Longhole Drills	centimeter	2 - 6.35	3 - 6.35	4 - 7.00
Stope Load-Haul-Dumps	cubic meter	2 - 3.1	3 - 10	4 - 10
Vertical Development Stopers	centimeter	2 - 4.14	2 - 5.08	2 - 5.72
Horizontal Development Jumbos	centimeter	2 - 3.5	2 - 3.81	3 - 3.81
Development Load-Haul-Dumps	cubic meter	2 - 3.1	2 - 10	2 - 10
Raise Borers	meter	1 - 2.4	1 - 3.7	1 - 3.7
Primary Haulers - Rear Dump Trucks	tonne	1 - 24	2 - 35	6 - 35
Shotcreter	cubic meter/hr	1 - 32	1 - 32	2 - 53
Fresh Water Pumps	horsepower	2 - 1	4 - 1	4 - 2

Daily Ore Production (tonnes)		800	4,000	8,000
Equipment Requirements (number - size)				
Backfill Mixers	horsepower	1 - 15	1 - 25	1 - 40
Backfill Pumps	horsepower	2 - 357	3 - 430	3 - 685
ANFO Loader	kilogram per minute	1 - 272	1 - 272	2 - 272
Service Vehicles	horsepower	3 - 82	4 - 130	6 - 210
Ventilation Fans	centimeter	1 - 122	1 - 213	2 - 244
Exploration Drills	centimeter	1 - 4.45	1 - 4.45	1 - 4.45
Equipment Costs - (dollars/unit)				
Stope Longhole Drills		$407,800	$407,800	$407,800
Stope Load-Haul-Dumps		430,000	1,358,000	1,358,000
Horizontal Development Jumbos		577,500	577,500	757,700
Vertical Development Stopers		7,530	7,530	7,530
Development Load-Haul-Dumps		430,000	1,358,000	1,358,000
Raise Borers		3,601,800	6,554,200	6,554,200
Main Haulage Trucks		454,900	510,300	510,300
Shotcreters		56,200	56,200	73,600
Fresh Water Pumps		7,090	7,090	7,790
Backfill Pumps		81,500	90,500	115,300
Backfill Mixers		53,200	67,900	86,900
Service Vehicles		234,600	370,700	596,700
ANFO Loaders		3,950	39,500	39,500
Ventilation Fans		109,300	233,100	470,100
Exploration Drills		46,400	46,400	46,400

COST SUMMARY

	800	4,000	8,000
Operating Costs (dollars/tonne ore)			
Equipment Operation	$1.15	$1.19	$2.43
Supplies	4.60	4.57	4.41
Hourly Labor	9.96	4.46	3.72
Administration	7.71	3.50	2.59
Sundries	2.34	1.37	1.32
Total Operating Costs	**$25.76**	**$15.09**	**$14.47**
Unit Operating Cost Distribution (dollars/tonne ore)			
Stopes	$3.33	$2.21	$2.10
Drifts	2.22	1.43	1.11
Crosscuts	0.41	0.23	0.15
Draw Points	0.88	0.54	0.44
Access Raises	1.07	0.32	0.20
Ore Passes	0.00	0.00	0.01
Ventilation Raises	0.08	0.03	0.02
Main Haulage	0.63	0.57	0.77
Backfill	3.78	3.27	3.30
Services	2.96	1.38	1.31
Ventilation	0.24	0.18	1.17
Exploration	0.44	0.11	0.07
Maintenance	0.90	0.56	0.43
Administration	6.48	2.69	2.07
Miscellaneous	2.34	1.37	$1.32
Total Operating Costs	**$25.76**	**$15.09**	**$14.47**
Capital Costs			
Equipment Purchase	$8,939,200	$18,975,200	$26,931,500
Pre-production Underground Excavation			
Adit #1	1,021,700	2,831,300	5,153,400
Adit #2	—	2,793,100	5,097,400
Drifts	35,200	344,100	726,700
Crosscuts	6,600	52,200	89,100
Draw Points	18,100	211,900	633,500
Access Raises	20,000	99,800	201,200
Ore Passes	---	198,800	727,100
Ventilation Raises	282,500	929,400	1,553,200
Surface Facilities	2,185,800	4,021,500	5,338,600
Working Capital	1,098,800	3,222,300	6,752,200
Engineering & Management	1,626,200	3,959,400	6,039,000
Contingency	1,250,900	3,045,700	4,645,400
Total Capital Costs	**$16,485,000**	**$40,684,700**	**$63,890,300**
Total Capital Cost per Daily Tonne Ore	**$20,606**	**$10,171**	**$7,986**

Concentrate Products		1	2	3
Crushing Circuit Schedule	hours/day	16	16	16
	days/week	5	5	5
Mill Circuit Schedule	hours/day	24	24	24
	days/week	7	7	7
Equipment				
Crushing/Grinding				
Jaw Crusher	opening (cm) x width (cm)	74 x 121 (1)	74 x 121 (1)	74 x 121 (1)
Bin/Feeder	feeder width (cm)	61 (1)	61 (1)	61 (1)
Belt Conveyor	width (cm) x length (m)	36 x 61 (1)	36 x 61 (1)	36 x 61 (1)
Bin/Feeder	feeder width (cm)	61 (1)	61 (1)	61 (1)
SAG Mill	diameter (m) x length (m)	4 x 1 (1)	4 x 1 (1)	4 x 1 (1)
Vibrating Screen	width (m) x length (m)	1 x 2 (1)	1 x 2 (1)	1 x 2 (1)
Slurry Pump	flow rate (lpm)	265 (1)	265 (1)	265 (1)
Slurry Pump	flow rate (lpm)	265 (1)	265 (1)	265 (1)
Ball Mill	diameter (m) x length (m)	2 x 4 (1)	2 x 4 (1)	2 x 4 (1)
Slurry Pump	flow rate (lpm)	868 (1)	868 (1)	868 (1)
Cyclones	diameter (cm)	30 (1)	30 (1)	30 (1)
Flotation				
Slurry Pump	flow rate (lpm)	637 (1)	637 (1)	637 (1)
Rougher Cells	volume (m³)	0.6 (19)	0.6 (19)	0.6 (19)
Scavenger Cells	volume (m³)	0.6 (19)	0.6 (19)	0.6 (19)
Cleaner Cells	volume (m³)	0.6 (12)	0.3 (12)	0.3 (8)
Rougher Cells	volume (m³)		0.6 (18)	0.6 (19)
Scavenger Cells	volume (m³)		0.6 (18)	0.6 (18)
Cleaner Cells	volume (m³)		0.3 (12)	0.3 (8)
Rougher Cells	volume (m³)			0.6 (18)
Scavenger Cells	volume (m³)			0.6 (17)
Cleaner Cells	volume (m³)			0.3 (8)
Regrind				
Ball Mill	diameter (m) x length (m)	1 x 2 (1)	1 x 2 (1)	1 x 2 (1)
Slurry Pump	flow rate (lpm)	310 (1)	310 (1)	310 (1)
Cyclones	diameter (cm)	15 (1)	15 (1)	15 (1)
Concentrate				
Slurry Pump	flow rate (lpm)	66 (1)	33 (1)	22 (1)
Slurry Pump	flow rate (lpm)	31 (1)	21 (1)	
Slurry Pump	flow rate (lpm)	22 (1)		
Concentrate Thickener	diameter (m)	2 (1)	1 (2)	1 (3)
Slurry Pump	flow rate (lpm)	29 (1)	14 (1)	10 (1)
Slurry Pump	flow rate (lpm)	13 (1)	8 (1)	
Slurry Pump	flow rate (lpm)	10 (1)		
Disk Filter	surface area (m²)	23 (1)	23 (2)	23 (3)
Belt Conveyor	width (cm) x length (m)	36 x 61 (1)	36 x 61 (2)	36 x 61 (3)
Rotary Dryer	diameter (m) x length (m)	1 x 9 (1)	1 x 9 (2)	1 x 9 (3)
Belt Conveyor	width (cm) x length (m)	36 x 61 (1)	36 x 61 (2)	36 x 61 (3)
Front End Loader	bucket capacity (m³)	1 (1)	1 (1)	1 (1)
Tailings				
Slurry Pump	flow rate (lpm)	587 (1)	587 (1)	587 (1)
Tailings Thickener	diameter (m)	5 (1)	5 (1)	5 (1)
Slurry Pump	flow rate (lpm)	324 (1)	324 (1)	324 (1)
Cyclones	diameter (cm)	15 (1)	15 (1)	15 (1)
Supplies				
Electricity	kwh/day	10,977	13,851	16,367
Diesel Fuel	liters/day	1	1	1
Fuel Oil	liters/day	671	671	671
Grinding Media/Mill Liners	kilograms/day	584	584	584
Lime	kilograms/day	529	723	756
Frothers	kilograms/day	18	21	25
Collectors	kilograms/day	28	41	52
Flocculents	kilograms/day	3	8	10

Concentrate Products		1	2	3
Hourly Personnel Requirements				
Control Room Operators	workers/day	0	0	0
Crusher Operator	workers/day	2	2	2
Grinding Operators	workers/day	3	3	3
Flotation Operators	workers/day	3	3	3
Filter Operators	workers/day	3	3	3
Dryer Operators	workers/day	0	0	0
Assayers	workers/day	1	1	1
Samplers	workers/day	0	0	0
Laborers	workers/day	6	7	8
Mechanics	workers/day	2	3	3
Electricians	workers/day	1	1	2
Total Hourly Personnel		21	23	25
Salaried Personnel Requirements				
Mill Superintendent		1	1	1
General Foreman		0	0	0
Maintenance Foreman		0	0	0
Plant Foreman		3	3	3
Senior Metallurgist		0	0	0
Metallurgist		1	1	1
Process Technician		0	0	0
Instrument Technician		0	0	0
Process Foreman		1	1	1
Total Salaried Personnel		6	6	6

COST SUMMARY

Operating Costs				
Supplies and Materials	dollars/tonne feed	$7.92	$9.45	$10.85
Labor	dollars/tonne feed	7.45	8.16	8.91
Administration	dollars/tonne feed	2.59	2.59	2.59
Sundry Items	dollars/tonne feed	1.80	2.02	2.24
Total Operating Cost		$19.76	$22.22	$24.59
Capital Costs				
Equipment		$3,931,900	$5,265,500	$6,427,600
Installation Labor		2,606,100	3,617,000	4,502,100
Concrete		339,800	470,700	586,200
Piping		941,700	1,388,700	1,764,600
Structural Steel		403,800	559,900	704,100
Instrumentation		251,300	346,200	427,500
Insulation		108,400	145,500	174,100
Electrical		500,400	634,700	762,400
Coatings & Sealants		45,700	63,600	79,900
Mill Building		583,500	578,200	601,200
Tailings Embankment		940,400	940,400	940,400
Engineering/Management		2,035,700	2,677,300	3,241,000
Working Capital		576,700	648,100	717,000
Total Capital Cost		$13,265,400	$17,335,800	$20,918,100
Cost per Tonne Daily Feed		$26,541	$34,681	$41,847

The underground mine models include all labor, material, supply, and equipment operating costs incurred at the mine site, including supervision, administration, and on-site management. The costs of purchasing and installing all equipment are included, as are pre-production development costs and the costs of constructing surface facilities.

All of the models include at least two routes of access. Mines producing less than 4,000 tonnes of ore per day are accessed by one primary excavation (shaft or adit), and a secondary excavation (raise) that serves to complete the ventilation circuit and provide an alternate access route. Larger mines are accessed by two primary excavations (shafts or adits), and at least one secondary excavation (raise). For all models, additional raises are excavated as needed over the life of the operation to provide adequate ventilation pathways and access routes. Pre-production and production development requirements are specified in the detailed descriptions of each model.

Each model includes the costs of purchasing, installing and operating all equipment required for:

Drilling	Mucking
Hauling	Underground Crushing
Hoisting	Ventilation
Compressed Air	Drainage Pumping
Fresh Water Pumping	Backfilling
Support Installation	Maintenance
Exploration Drilling	Raise Boring

All shaft entry models rely on hoisting for their primary method of ore transportation. Both Cut & Fill and Shrinkage adit entry models use diesel locomotives to transport ore from the stopes to the surface. End Slice, Vertical Crater Retreat, and Sublevel Longhole models rely on load-haul-dumps to collect ore from the stopes and transport it to central collection points. From here, articulated rear-dump trucks provide the primary method of transport. In the Room & Pillar models, front-end loaders collect ore at the face and load it into articulated rear-dump trucks. In the 1,200 and 8,000 tonne per day models, these trucks also provide the primary means of ore transport to the surface. In the 14,000 tonne per day model, ore is hauled to a centralized underground crusher, then transported to the surface on a belt conveyor.

Cut & Fill, End Slice, Vertical Crater Retreat, and Sublevel Longhole models all assume that the stopes are backfilled to maximize recovery. Fill used in the Cut & Fill stopes contains 7.0% cement for stabilization. Fill for the other stoping methods contains 4.0% cement.

Sufficient working capital is provided for two months of operation. Mine facilities, including shops, offices, worker change-houses, warehouses, and mine plants are located on the surface. The costs of the structures containing these facilities are included in the estimate. These wages were determined by our annual *Mining Cost Service* wage and salary survey for U.S. metal and industrial mineral mines. In keeping with the results of the survey, wages for the smaller mine models are less than those for the larger models.

Salaried Personnel	Annual Salary	
	>100 Hourly Employees[1]	<=100 Hourly Employees[2]
Manager	$208,960	$127,610
Superintendent	128,450	102,230
Foreman	95,600	77,270
Engineer	105,610	91,650
Geologist	97,150	87,700
Shift Boss	90,100	71,910
Technician	62,750	57,530
Accountant	80,230	71,770
Purchasing Agent	92,500	67,260
Personnel Manager	123,520	88,970
Secretary	48,220	40,190
Clerk	50,060	42,020

Hourly Personnel	Hourly Wages	
	>100 Hourly Employees[3]	<=100 Hourly Employees[4]
Stope Miner	$29.30	$24.25
Development Miner	29.30	24.25
Mobile Equip. Operator	28.56	22.73
Hoist Operator	29.09	22.84
Motorman	25.92	21.29
Support Miner	29.30	24.25
Exploration Driller	28.66	21.71
Crusher Operator	28.51	22.22
Backfill Plant Operator	24.60	22.14
Electrician	30.96	26.62
Mechanic	30.66	23.94
Maintenance Worker	24.60	22.14
Helper	24.05	20.45
Underground Laborer	23.26	17.92
Surface Laborer	23.33	16.74

[1]Including a 40% burden factor
[2]Including a 33% burden factor
[3]Including a 44% burden factor
[4]Including a 41% burden factor

Selected supply prices used in the model include:

Diesel Fuel	$0.623/liter
Electricity	$0.111/kWh

Selected supply prices used in the model include: (continued)

Explosives	\$1.41/kilogram
Caps	\$1.84 each
Boosters	\$3.35 each
Fuse	\$0.78/meter
Timber	\$300.89/meter^3
Lagging	\$254.27/meter^3
Steel Liner Material	\$2.51/kilogram
Cement (for backfill)	\$100.56/tonne

Other supply prices, including those for steel pipe, ventilation tubing, rock bolts, drill bits and steel, electric cable, and rail are dependent upon the size required for the specific method.

Equipment purchase and operating costs used in the models are current costs drawn from *Mine and Mill Equipment Costs, An Estimator's Guide* by CostMine, a division of InfoMine. A sales tax rate of 6.75% is added to all equipment and non-fuel supply prices. All units are metric and all costs are in 2007 U.S. dollars.

The underground mine models were constructed using *SHERPA* Mine Cost Estimating Software, published by Aventurine Engineering, Inc. (phone: 509-747-3900, fax: 509-747-0280) in cooperation with CostMine, a division of InfoMine.

TABLE 2. UNDERGROUND MINE COST COMPARISON CHART

Mining System Stoping Method and Primary Method of Access	Production Rate (tonnes per day) Operating and Capital Costs Upper numbers are total operating costs in dollars per tonne ore Lower numbers are total capital costs.		
Cut & Fill	200	1,000	2,000
Adit Entry	\$92.76	\$56.27	\$47.40
	\$10,989,700	\$19,959,300	\$33,629,500
Shaft Entry	\$98.23	\$59.31	\$49.52
	\$15,477,400	\$27,128,800	\$43,716,200
Shrinkage	200	1,000	2,000
Adit Entry	\$82.21	\$42.41	\$37.74
	\$10,775,900	\$19,428,100	\$33,585,500
Shaft Entry	\$86.58	\$45.73	\$40.52
	\$15,505,400	\$24,082,200	\$43,664,400
End Slice	800	2,000	4,000
Adit Entry	\$27.25	\$20.53	\$17.68
	\$18,059,300	\$28,146,000	\$49,246,500
Shaft Entry	\$30.10	\$22.61	\$19.75
	\$23,793,100	\$37,413,500	\$73,141,500
Vertical Crater Retreat	800	2,000	4,000
Adit Entry	\$41.32	\$31.53	\$30.41
	\$26,028,700	\$43,825,300	\$83,271,700
Shaft Entry	\$44.51	\$33.69	\$31.97
	\$32,302,900	\$53,802,600	\$119,450,900
Sublevel Longhole	800	4,000	8,000
Adit Entry	\$25.76	\$15.09	\$14.47
	\$16,458,000	\$40,684,700	\$63,890,300
Shaft Entry	\$28.05	\$16.71	\$15.42
	\$20,952,300	\$54,540,700	\$93,122,800
Room & Pillar	1,200	8,000	14,000
Adit Entry	\$28.38	\$17.43	\$12.70
	\$27,188,400	\$84,999,700	\$107,962,000
Shaft Entry	\$31.43	\$18.20	\$14.48
	\$33,669,900	\$105,202,700	\$127,330,100
Sublevel Caving	4,000	8,000	14,000
Adit Entry	\$18.99	\$15.18	\$13.61
	\$45,229,400	\$73,216,400	\$122,290,400
Shaft Entry	\$22.40	\$18.20	\$15.65
	\$69,330,800	\$118,019,600	\$171,580,800
Block Caving	20,000	30,000	45,000
Adit Entry	\$6.40	\$5.75	\$5.17
	\$69,393,900	\$102,528,400	\$137,724,600
Shaft Entry	\$7.87	\$7.37	\$7.07
	\$95,677,100	\$143,545,500	\$219,014,700

END SLICE MINING - ADIT ACCESS

These models represent mines on steeply dipping veins, 40, 60 or 80 meters wide respectively, and 200, 360 or 400 meters along strike. All production is above a main adit, 780, 1210 or 1480 meters long. Haulage from the stopes is via load-haul-dump units followed by articulated trucks to the surface. Stoping includes driving top sill and haulage crosscuts across the vein, excavating a bottom sill cut and a slot raise, and end slice drilling and blasting using down-the-hole blasthole drills, followed by sand filling. A secondary access/vent raise extends to the surface.

Daily Ore Production (tonnes)			800	2,000	4,000
Production					
Hours per Shift			8	10	10
Shifts per Day			2	2	2
Days per Year			320	320	320
Deposit					
Total Minable Resource		tonnes	2,822,400	9,873,900	22,574,000
Dip		degrees	75	75	75
Average Strike Length		meters	200	360	400
Average Vein Width		meters	40	60	80
Average Vertical		meters	100	160	250
Ore					
Density		cubic meters/tonne	0.367	0.367	0.367
Swell		percent	55	55	55
Compressive Strength		kilopascals	137,900	137,900	137,900
Rock Quality Designation		percent	75	75	75
Foot Wall					
Density		cubic meters/tonne	0.401	0.401	0.401
Swell		percent	45	45	45
Compressive Strength		kilopascals	172,375	172,375	172,375
Rock Quality Designation		percent	80	80	80
Hanging Wall					
Density		cubic meters/tonne	0.401	0.401	0.401
Swell		percent	45	45	45
Compressive Strength		kilopascals	172,375	172,375	172,375
Rock Quality Designation		percent	80	80	80
Stopes					
Stope Length		meters	41	62	41
Stope Width		meters	11.1	10.9	10.8
Stope Height		meters	32	31	35
Face Width		meters	11.1	10.9	10.8
Face Height		meters	24.8	23.2	26.7
Advance per Round		meters	4.2	4.1	4.1
Sill Pillar Length		meters	41	62	41
Sill Pillar Width		meters	11.1	10.90	10.8
Sill Pillar Height		meters	4.3	4.3	4.3
Development Openings					
Adits					2 ea.
	Face Area	square meters	14.0	16.7	19.1
	Pre-production Advance	meters	780	1,210	1,480
	Cost - Adit #1	dollars/meter	$1,406	$1,817	$2,011
	Cost - Adit #2	dollars/meter	---	---	$1,985
Drifts					
	Face Area	square meters	11.5	13.9	15.4
	Daily Advance	meters	2.4	5.9	11.3
	Pre-production Advance	meters	190	475	907
	Cost	dollars/meter	$800	$870	$957
Crosscuts					
	Face Area	square meters	11.5	13.9	15.4
	Daily Advance	meters	0.7	1.2	3.3
	Pre-production Advance	meters	56	99	265
	Cost	dollars/meter	$706	$781	$865
Ore Passes					
	Face Area	square meters	1.4	2.5	4.3
	Daily Advance	meters	0.03	0.1	0.1
	Pre-production Advance	meters	97	155	241
	Cost	dollars/meter	$596	$586	$912
Ventilation Raises					
	Face Area	square meters	3.1	5.3	9.0
	Daily Advance	meters	0.1	0.1	0.2
	Pre-production Advance	meters	347	555	891

Daily Ore Production (tonnes)		800	2,000	4,000
Ventilation Raises				
Cost	dollars/meter	$926	$1,386	$2,035
Hourly Labor Requirements				
Stope Miners		4	8	12
Development Miners		8	8	12
Equipment Operators		2	3	5
Support Miners		2	2	2
Diamond Drillers		2	2	2
Backfill Plant Workers		2	4	4
Electricians		4	5	5
Mechanics		5	7	10
Maintenance Workers		4	6	10
Helpers		3	3	5
Underground Laborers		5	8	12
Surface Laborers		4	6	10
Total Hourly Personnel		45	62	89
Salaried Personnel Requirements				
Managers		1	1	1
Superintendents		1	2	3
Foremen		2	4	6
Engineers		2	3	4
Geologists		2	3	4
Shift Bosses		2	4	6
Technicians		4	6	8
Accountants		1	2	4
Purchasing		2	4	5
Personnel		2	3	5
Secretaries		4	6	10
Clerks		5	8	12
Total Salaried Personnel		28	46	68
Supply Requirements (daily)				
Explosives	kilograms	494	1,231	2,513
Caps	each	57	134	278
Boosters	each	54	127	265
Fuse	meters	195	331	594
Drill Bits	each	1.5	2.2	3.9
Drill Steel	each	0.11	0.15	0.27
Backfill Pipe	meters	3.1	7.1	14.6
Fresh Water Pipe	meters	3.1	7.1	14.6
Compressed Air Pipe	meters	3.1	7.1	14.6
Electric Cable	meters	3.1	7.1	14.6
Ventilation Tubing	meters	3.1	7.1	14.6
Rock Bolts	each	4	10	21
Cement	tonnes	26	63	126
Buildings				
Office	square meters	715	1,175	1,712
Change House	square meters	523	720	1,034
Warehouse	square meters	281	450	619
Shop	square meters	562	943	1,323
Mine Plant	square meters	105	142	181
Equipment Requirements (number - size)				
Stope DTH Drills	centimeter	2 - 14.0	3 - 14.0	4 - 14.0
Stope Load-Haul-Dumps	cubic meter	2 - 3.1	3 - 6.5	4 - 9.9
Horizontal Development Drills	centimeter	2 - 3.50	3 - 3.50	3 - 3.81
Development Load-Haul-Dumps	cubic meter	2 - 3.1	2 - 6.5	2 - 9.9
Raise Borers	meter	1 - 2.4	1 - 3.0	1 - 3.7
Primary Haulers - Rear Dump Trucks	tonne	1 - 24	1 - 30	2 - 35
Rock Bolt Jacklegs	centimeter	1 - 3.81	1 - 3.81	1 - 3.81
Fresh Water Pumps	horsepower	2 - 1	3 - 1	6 - 1
Backfill Mixers	horsepower	1 - 15	1 - 15	1 - 25
Backfill Pumps	horsepower	3 - 191	4 - 211	5 - 362
Service Vehicles	horsepower	3 - 82	4 - 130	6 - 130
Compressors	cubic meters per minute	1 - 22.7	1 - 42.5	1 - 85
Ventilation Fans	centimeter	1 - 122	1 - 152	1 - 244
Exploration Drills	centimeter	1 - 4.45	1 - 4.45	1 - 4.45
Equipment Costs - (dollars/unit)				
Stope DTH Hammer Drills		$315,000	$315,000	$315,000
Stope Load-Haul-Dumps		430,000	658,000	1,358,000
Horizontal Development Jumbos		577,500	577,500	577,500
Development Load-Haul-Dumps		430,000	658,000	1,358,000

END SLICE MINING - ADIT ACCESS (continued)

Daily Ore Production (tonnes)	800	2,000	4,000
Equipment Costs - (dollars/unit)			
Raise Borers	$3,601,800	$5,054,200	$6,554,200
Main Haulage Trucks	454,900	469,000	510,300
Rock Bolters	800,000	800,000	800,000
Fresh Water Pumps	7,000	7,000	7,000
Backfill Pumps	45,300	63,000	81,500
Backfill Mixers	53,200	53,200	67,900
Service Vehicles	234,600	370,700	370,700
Compressors	80,400	113,700	166,600
Ventilation Fans	109,300	138,300	327,800
Exploration Drills	46,400	46,400	46,400

COST SUMMARY

Operating Costs (dollars/tonne ore)			
Equipment Operation	$1.23	$1.17	$1.83
Supplies	5.67	5.48	5.67
Hourly Labor	10.16	6.95	4.94
Administration	7.71	5.06	3.63
Sundries	2.48	1.87	1.61
Total Operating Costs	**$27.25**	**$20.53**	**$17.68**
Unit Operating Cost Distribution (dollars/tonne ore)			
Stopes	$3.11	$3.11	$2.64
Drifts	6.01	3.90	3.49
Crosscuts	1.51	0.65	0.79
Ore Passes	0.02	0.01	0.02
Ventilation Raises	0.09	0.06	0.07
Main Haulage	0.65	0.59	0.60
Backfill	3.84	3.85	3.73
Services	1.48	1.41	0.62
Ventilation	0.24	0.11	0.55
Exploration	0.44	0.22	0.11
Maintenance	0.90	0.67	0.56
Administration	6.48	4.08	2.89
Miscellaneous	2.48	1.87	1.61
Total Operating Costs	**$27.25**	**$20.53**	**$17.68**
Capital Costs			
Equipment Purchase	$9,496,200	$13,812,100	$22,789,500
Pre-production Underground Excavation			
Adit #1	1,097,700	2,199,500	2,977,000
Adit #2	—	—	2,936,600
Drifts	153,900	413,400	868,400
Crosscuts	39,400	77,500	228,900
Ore Passes	57,500	90,600	220,200
Ventilation Raises	320,900	768,700	1,814,400
Surface Facilities	2,351,900	3,402,300	4,546,700
Working Capital	1,162,500	2,190,900	3,769,400
Engineering & Management	2,027,600	3,114,600	5,457,200
Contingency	1,351,700	2,076,400	3,638,200
Total Capital Costs	**$18,059,300**	**$28,146,000**	**$49,246,500**
Total Capital Cost per Daily Tonne Ore	**$22,574**	**$14,073**	**$12,312**

NorRoc

NorRoc Industrial Sales Inc.

552 Loach's Road, Sudbury, ON P3E 2R1 Fax (705)523-9930

Don Croteau: 705-688-4811 email: doncroteau@sympatico.ca
Shawn Rajotte: 705-562-9944 email: shawnrajotte@hotmail.com

QUOTATION

Date: February 8, 2008

Att: Dean Dell'Elce – Site Supervisor – Apollo Gold – Black Fox Mine
Ryan Lougheed – Project Manager – Apollo Gold – Black Fox Mine

7/8" Ø Fiberglass Loading Pole:

10' Length	$ 35.60 / each
12' Length	$ 45.63 / each
14' Length	$ 46.58 / each
16' Length	$ 53.68 / each
Tamping End 1 ¼" x 8" for any length	$ 18.43 / each

1" Ø Fiberglass Loading Pole:

10' Length	$ 42.23 / each
12' Length	$ 50.71 / each
14' Length	$ 55.27 / each
16' Length	$ 63.15 / each
Tamping End 1 ½" x 8" for any length	$ 20.24 / each

* Applicable Taxes Extra
* Terms: Net 30 Days
* FOB Sudbury
* Delivery 7-10 Days

Shawn Rajotte
Sales Agent

cc. Don Croteau

Please fax Purchase Order to **NorRoc Industrial Sales Inc. @ 705-523-9930**
If you have questions concerning this quote call: **Shawn Rajotte @ (705) 562-9944**

THANK YOU FOR YOUR BUSINESS!

SCHAUENBURG INDUSTRIES LIMITED
1904 BOND STREET
NORTH BAY, ON
P1B 4V6
Phone (705) 472-2851
Fax (705) 472-4127
Cell (705) 499-8422
e-mail: schnburg@onlink.net

SCHAUENBURG

QUOTATION

Date: February 8, 2008

Att: Dean Dell'Elce – Site Supervisor – Apollo Gold – Black Fox Mine
Ryan Lougheed – Project Manager – Apollo Gold – Black Fox Mine

Re: Requested Budget Pricing

24" x 50' FHL 22 oz/yd	$ 195.00 / lg
30" x 50' FHL 22 oz/yd	$ 230.00 / lg
24" x 20' FRP B&S	$ 560.00 / lg
48" x 20' FRP B&S	$1300.00 / lg
24" x 25' Spiral 22 oz/yd 6"P	$ 287.50 / lg
30" x 25' Spiral 22 oz/yd 6"P	$ 350.00 / lg
48" x 25' Spiral 22 oz/yd 6"P	$ 587.50 / lg
24" Wye 22 oz/yd	$ 105.00 / ea
24" Tee 22 oz/yd	$ 95.00 / ea
30" Wye 22 oz/yd	$ 116.00 / ea
30" Tee 22 oz/yd	$ 112.00 / ea
24" Wye FRP B&S	$ 850.00 / ea
24" Tee FRP B&S	$ 690.00 / ea
48" Wye FRP B&S	$1550.00 / ea
48" Tee FRP B&S	$1395.00 / ea

* Applicable Taxes Extra
* FOB North Bay
* Terms: Net 30 Days
* Delivery 2-3 days

Shawn Rajotte
Sales Agent

c.c. John Caufield
Don Croteau

SCHAUENBURG INDUSTRIES LIMITED

1904 BOND STREET
NORTH BAY, ON
P1B 4V6
Phone (705) 472-2851
Fax (705) 472-4127
Cell (705) 499-8422
e-mail: schnburg@onlink.net

SCHAUENBURG

QUOTATION

Date: January 28, 2008

Att: Ryan Lougheed – Apollo Gold – Black Fox Mine

36" x 50' FHL-R/S 19 oz/yd ---------- $221.00 /lg

42" x 50' FHL-R/S 19 oz/yd ---------- $263.00 /lg

48" x 50' FHL-R/S 19 oz/yd ---------- $300.00 /lg

36" x 50' FHL 22 oz/yd ---------- $254.00 /lg

42" x 50' FHL 22 oz/yd ---------- $301.00 /lg

48" x 50' FHL 22 oz/yd ---------- $343.50 /lg

Multi-Clips ---------- $2.00 /ea

* Applicable Taxes Extra
* Delivery 2-3 days

* FOB North Bay

* Terms: Net 30 Days

Shawn Rajotte
Sales Agent

c.c. John Caufield
Don Croteau

LAFARGE CEMENT

March 14, 2008

Ryan Lougheed
Apollo Gold Project
Matheson, Ontario

Greetings Ryan,

As requested, here is the delivered price we have put together for you for the Apollo Mine site.

We are offering a blend of 50% Portland and 50% C Fly Ash. This blend product is the binder of choice used at several mines employing rockfill.

The product is pre-blended so that it will go directly into your silo, ready to use.

Product	Expiry Dec. 31, 2008 or before
Portland/C fly ash blend (50/50)	$197/tonne

MINIMUM QUANTITY:	Full Truckload
DESTINATION:	Mine Site, Matheson Area, Ontario.
TERMS OF PAYMENT:	Shipments in the current month will be due and payable by the last day of the following month.
TAXES:	Provincial Sales Tax and G.S.T. should be added to the above prices where applicable.

We thank you for your confidence and support and assure you of our best attention to your orders.

Sincerely,

Brian O'Hearn, M.Sc., P.Eng.
Mining Services and Territory Manager

Supply Costs

		Can $ per Unit	
each	1 3/8" button bits	$43.92	
each	1 1/2" button bits	$44.22	
each	1 5/8" button bits	$100.53	
each	1 3/4" button bits	$106.59	
each	1 7/8" Button Bits	$115.07	
each	2" cross bits	$160.50	
each	2" button bits	$121.13	
each	3" big hole bit	$169.58	Suppier Boart longear
each	2.5' x 7/8" Tapered Drill Rod	$83.90	
each	4.5' x 7/8" Tapered Drill Rod	$106.40	
each	6.5' x 7/8" Tapered Drill Rod	$140.52	
each	8.5' x 7/8" Tapered Drill Rod	$208.72	
each	12' x 7/8" Tapered Drill Rod	$242.83	
each	12.5' x 1" Rope Threaded Drill Rod	$416.54	
each	14' x 1 1/4" Rope Threaded Drill Rod	$463.88	

Alternate Bits/Steel Quote

BELOW ARE FORGED HEAD C/W 1&1/4"SHELL	BUDGET COST F.O.B. SUDBURY
Mech Bolt - 3' x 5/8" (complete)	$4.09
Mech Bolt - 4' x 5/8" (complete)	$4.59
Mech Bolt - 6' x 5/8" (complete)	$5.61
5 X 5 X 1/4 PLATES 15/16 HOLE	$1.23
Resin Bolt - 8' (complete) FORGED HEAD	$8.47
Resin Capsule 28-457 0-30 SEC	1.75 / CART
28-610 2-4 MIN	2.33 / CART
Friction Bolt - 1 1/4" x 3' (complete)	$3.75
Friction Bolt - 1 1/4" x 4' (complete)	$5.03
Friction Bolt - 1 1/4" x 6' (complete)	$6.90
PLATES FOR ABOVE	$1.44
Friction Bolt - 1 1/2" x 3' (complete)	$4.50
Friction Bolt - 1 1/2" x 4' (complete)	$5.25
Friction Bolt - 1 1/2" x 6' (complete)	$7.75
PLATES FOR ABOVE	$1.44
THE BELOW ARE CUSTOM MADE OUT OUR MEXICO PLANT AND WOULD NEED FIRM NUMBERS TO QUOTE THESE PRICES ARE A VERY ROUGH COST	
Friction Bolt - 1 3/4" x 3' (complete)	$6.40
Friction Bolt - 1 3/4" x 4' (complete)	$8.36
Friction Bolt - 1 3/4" x 6' (complete)	$11.98
Friction Bolt - 1 3/4" x 8' (complete)	$15.84
PLATES FOR ABOVE	$3.30
22 FOOT Cable Bolts - 7 Strand 0.6"	$24.82
Anchor Plate 8 X 8 X 3/8"	$8.63
1.75 CABLE GRIP	$7.52
Grout 30KG BAG	$18.80
Wire Mesh - 9 GAUGE 5' X 11' 4/4	
PLAIN /BRIGHT	17.64/SHEET
GALVANIZED	20.65/SHEET

U/G Ground Support

March 2008

McMines Inc.
Amos (Québec) J9T 3A8
Tel: (819) 732-8818
Fax: (819) 732-0244

SOUMISSION QUOTATION	**Apollo Gold** Att:Mr. Dean Dell'Elce

DATE:	TAXES:	F.O.B:
2008-02-08	extra	Matheson, Ont.

Qté/Qty	U.M.	Description	Unit	Price
		BUDGET PRICE ONLY		
2500	un.	Screen 5'x9',4"x4",9/9 galv.	15.60 $	
2500	un.	Screen 5'x9',4"x4",9/9 blk.	12.90 $	

A / To: Mr.Dean Dell'Elce
Fax: 705-273-1097
De / From: Ghislain Macameau
Fax: (819) 732-0244

BOART LONGYEAR

HEADQUARTERS
Boart Longyear Canada
P.O. Box 330, 1111 Main Street West
North Bay, Ontario, Canada P1B 8H6
Phone: (705) 474-2800 Fax: (705) 474-2373

QUOTATION

Prices quoted are effective for a period of 0 days from the date of proposal.

All shipping promises are subject to confirmation at time the order is placed.

Items listed are suggested but not intended to cover all contingencies as we interpret your inquiry. Quantities may be increased or decreased and items added or deleted with a corresponding change in the total price.

QUOTATION NO.	DATE	CUSTOMER REFERENCE NUMBER	CUST. CODE
31227	Feb/7/8	0	01101190

SOLD TO: CASH - NICK CULHANE
CANADA

SHIP TO: CASH - NICK CULHANE
APOLLO GOLD
BLACK FOX MINE
MATHESON
CANADA

SHIP VIA	PAYMENT TERMS	APPROX. DELIVERY
UNSPECIFIED		

CURRENCY	SHIPPING TERMS	PAGE
Canadian Dollar		1

Boart Longyear Inc. of North Bay, Ontario, Canada, proposes to furnish the following subject to the terms and general conditions as elsewhere stated in this proposal.

Please include the Quotation No. on any communications in regards to this quotation.

ATTENTION:

PREPARED BY: NCULHANE
NET WEIGHT: 97.74

ITEM	QTY ORD	U/M	PART NUMBER	SIZE / DESCRIPTION	KG / UOM	UNIT PRICE	TOTAL $ AMOUNT
1	1	EACH	050036	BIT BTN PO 035 22X12" BF5/2 H	0.3200	43.92	43.92
2	1	EACH	050066	BIT BTN PO 038 22X12" BF5/2 H	0.5000	44.22	44.22
3	1	EACH	110597	BIT BTN THD 041 R32 BF5/2 H	0.0000	100.53	100.53
4	1	EACH	110664	BIT BTN THD 045 R32 BF6/3 P	0.7900	106.59	106.59
5	1	EACH	110251	BIT BTN THD 048 R32 BF5/2 H	0.8900	115.07	115.07
6	1	EACH	120051	BIT BLD THD 051 R32 CRS G10	1.2800	160.50	160.50
7	1	EACH	110071	BIT BTN THD 050 R32 BF5/2 H	0.0000	121.13	121.13
8	1	EACH	110034	BIT BTN THD 076 R32 BD8/6 H	2.3000	169.58	169.58
9	1	EACH	250118	ROD CLR TPR 0610 22H 108X12"	2.1500	83.90	83.90
10	1	EACH	250119	ROD CLR TPR 1220 22H 108X12"	4.0200	106.40	106.40
11	1	EACH	250120	ROD CLR TPR 1830 22H 108X12"	5.9000	140.52	140.52
12	1	EACH	250121	ROD CLR TPR 2440 22H 108X12"	7.6200	174.61	174.61
13	1	EACH	250122	ROD CLR TPR 3050 22H 108X12"	9.5900	208.72	208.72
14	1	EACH	250123	ROD CLR TPR 3660 22H 108X12"	11.4300	242.83	242.83
15	1	EACH	220415	ROD TUN M/M 3700 R32 32H R38 C	22.5400	416.54	416.54
16	1	EACH	220098	ROD TUN M/M 4310 R32 32H R38 C	27.4000	463.88	463.88

Total Gross	2,698.94
Subtotal Before TAX	2,698.94
Total	2,698.94

PAYMENT IN ADVANCE

Total Cost per Hole	**$477,437 per hole**		
Total Cost per Foot	**$637 US$/ft**		
Total Cost per Meter	**$2,088 US$/m**		
Hole Dimensions	10 ft	3.0 m	square
Hole Length	750.00 ft	228.7 m	
Contractor Cost	$475.00 us/ft	$1,558.00 us/m	
Whelan Mining Contractors	$356,250.00 per hole	$356,250.00	
Station Cost	$35,000 per hole	$35,000 per hole	
Add'l Labor Cost per Hole	$12,500 per hole	$12,500 per hole	
Add'l Supply Cost/ft	$73,687 per hole	$56,021.34	
Mucking Allowance		$17,665.81	
Total Cost		$477,437.15	

Supply Costs

		Total	US $ per Unit	US $
per meter	Manway Costs	228.66	$245.00	$56,021.34
per ft				
each		0.00		
each		1 US$ / tonne		
	Mucking Allowance		$3.07	$17,665.81
Misc				
Total Supply Costs				$73,687.15

Redpath Quote Review

	US$ / m	Total Meters	
Mobilization			30,838
Raise Set-up (Alimak Nest)			87,606
Drive and Screen (3m by 3m)	$ 4,278.00	228.7	978,201
Install timbered Raise	$ 1,019.00	228.7	233,003
Raise Teardown			17,633
Demobilization			10,811
Total Cost			1,358,092
Mucking Allowance	$3.07		$ 17,666

March 13, 2008

Apollo Gold
P.O. Box 605
Matheson, Ontario
P0K 1N0

Attn. Mr. R. Lougheed

Re: Black Fox Mine, Black Fox Project

Dear Sir,

With respect to the above project and further to your request we are pleased to submit our budget quotation of $5,753,264.00 (five million, seven hundred and fifty-three thousand, two hundred and sixty-four dollars), taxes extra. We have included our breakdown for your perusal which is founded on certain assumptions and information obtained from our conversations and information provided by yourself.

Breakdown as follows:

Mobilization	$ 94,478.00
Portal Collar Installation	$ 221,470.00
Demobilization	$ 23,257.00
5.0mx5.0m Main Ramp	$ 4,314,600.00
3.0mx3.0m Ore Drift	$ 12,304.00
3.0mx3.0m Alimak Raise	$ 707,480.00
Alimak Nest Set Up	$ 70,000.00
Alimak Nest Tear Down	$ 24,224.00
Manway	$ 112,700.00
Safety Bays	$ 52,863.00
Back & Wall Slashing	$ 167,000.00
Total	**$ 5,800,376.00**

We are also including the following methodology that may help you with your planning efforts and clarify how we envision the project progressing.
Trusting the above to be in order, we remain,

Yours truly,
Paul Whelan Mining Contractors

M.E. Greasley
Area Manager

Whelan Mining

Black Fox Project

Quantities And Unit Prices

Description	Units	Quantity	Unit Price		Total	
Mobilization/Set Up	Lump Sum	1	$	94,478.00	$	94,478.00
Portal/Collar of Main Ramp (25 meters)	Lump Sum	1	$	221,470.00	$	221,470.00
Demobilization	Lump Sum	1	$	23,257.00	$	23,257.00
5.0mx5.0m Main Ramp	Linear Meter	1880	$	2,295.00	$	4,314,600.00
4.0mx4.0m Ancillary ramp	Linear Meter	1880	$	1,842.00	$	3,462,960.00
3.0mx3.0m Drift Ore	Metric Tonne	200	$	61.52	$	12,304.00
3.0mx3.0m Alimak Raise	Linear Meter	460	$	1,538.00	$	707,480.00
Alimak Nest Set Up	Lump Sum	2	$	35,000.00	$	70,000.00
Alimak Nest Tear Down	Lump Sum	2	$	12,112.00	$	24,224.00
Manway	Linear Meter	460	$	245.00	$	112,700.00
Safety Bays	Each	67	$	789.00	$	52,863.00
Back & Wall Slashing	Cubic Meter	1000	$	167.00	$	167,000.00
			Grand Total		$	5,800,376.00

INTRODUCTION AND METHODOLOGY

Whelan proposes to drive the new ramp, ventilation raises and develop and mine the ore bodies at the Black Fox Mine property as per the documents received and your Mr. Ryan Lougheed.

This proposal is presented in the form of a Fixed Unit Rate Contract.

METHODOLOGY

Mobilization

Upon award of the contract, Whelan will design, procure and prepare equipment for shipment to the project site. Crews will be established and orientated prior to being dispatched to the project site.

Ramp

Upon mobilization of men, material and equipment, Whelan would commence with the portal excavation and installation of the ground support, and services. Whelan would also begin the design of the ramp portal. Whelan proposes to install 6' rebar bolts on a standard 5'x5' staggered pattern. Screen and additional ground support will be installed where necessary on a per unit basis. Whelan intends to develop the ramp from the surface and the 235 meter level. We have based the ramp on a 12.5% slope. This slope is recommended and preferred with 40 ton trucks.

Ore

Whelan will drive the cross cuts and develop the stopes for conventional cut and fill mining. Our quotation includes for the ore removal and haulage to surface with waste being returned to the stope to complete the mining cycle. Whelan is under the understanding that Apollo may wish to employ cemented backfill and we will be pleased to provide a quotation once the backfill method is defined.

Ventilation Raises

The ventilation raises will be driven 10'x10' employing an Alimak. Whelan proposes to employ an Alimak nest to facilitate the excavation. The raises will be equipped with manways and provide a second means of egress in the event of an emergency. We have included a drawing employing a wooden installation, however we will employ steel manway if the raise is a fresh air raise.

Demobilization

Following the successful completion of the work, Whelan will leave the site in an owner approved state prior to the demobilization of men and equipment.

REDPATH

J.S. REDPATH LIMITED

710 McKeown Avenue
P.O. Box 810
North Bay, Ontario
Canada P1B 8K1

Head Office
Tel: +1 (705) 474-2461
Fax: +1 (705) 474-9109
E-Mail: info@jsrl.com

04 April 2008

Apollo Gold – Black Fox Mine
P.O. Box 605
Matheson, Ontario
P0K 1N0

File No. 2008-BUD08

Attention: Mr. R. R. Lougheed
Project Manager

Re: **Budget Price Estimate**
Development and Raise Program at Black Fox Mine

J.S. Redpath Limited is pleased to present this budget price estimate for a Development and Raise Program at Apollo's Black Fox Mine.

We understand the overall scope to include 3,000 metres of 4.0m x 4.3m ramp and level development as well as two 3.0m x 3.0m raises driven from the existing 235m level to surface. Both raises include the supply and installation of a manway. As a detailed breakdown of the various headings to be completed was not available, the development program has been based on certain assumptions regarding layout. These assumptions are best described by the attached schedule. The predominant development item is the ramp between 235m level and surface which will be driven both up from the existing workings, and down from a new portal.

In order to better define our estimate we have included a list of criteria and assumptions on which our estimate is based. It should also be appreciated that, while we do have previous knowledge of the site, we have not had the opportunity to revisit the underground workings to determine the exact extent of any preparatory work required. However, provisional allowances have been included.

A significant amount of the equipment required has been identified. This availability is a fluid situation and equipment is in great demand. The rental rates included in our budget pricing reflect the duration of the work. Subsequent additional work would see the benefit of reduction in these rental rates.

In order to meet your timeframe for receiving this information we have not been able to document our approach in the detail we would like. We are available to discuss this with you and provide additional information as required.

Sincerely,

J.S. REDPATH LIMITED

Mark Tessier

Mark Tessier
General Manager

Attachments (3)

Schedule of Budget Prices

Company Name: J.S. Redpath Limited

Job Description: Apollo Gold, Black Fox Mine Dev't — 4-Apr-08

BUDGET

Ramp & Lateral Development

	Bid Qty	Unit	Unit Price	Total
Mobilization & Setup	1	LS	$207,622.00	$207,622.00
Portal (Provisional)	1	LS	$500,000.00	$500,000.00
Ramp (4.0x4.3m) -Down Single Heading	660	LM	$5,421.00	$3,577,860.00
Ramp (4.0x4.3m) -Down Double Heading	220	LM	$4,615.00	$1,015,300.00
Misc. Dev't (4.0x4.3m) -Down Double Heading	220	LM	$4,615.00	$1,015,300.00
Misc. Dev't (4.0x4.3m) -Single Heading	250	LM	$5,421.00	$1,355,250.00
Ramp (4.0x4.3m) -Up Single Heading	481	LM	$5,864.00	$2,611,104.00
Ramp (4.0x4.3m) -Up Double Heading	461	LM	$4,769.00	$2,198,509.00
Misc. Dev't (4.0x4.3m) -Down Double Heading	461	LM	$4,769.00	$2,198,509.00
Misc. Dev't (4.0x4.3m) -Single Heading	267	LM	$5,421.00	$1,447,407.00
Demobilization	1	LS	$126,394.00	$126,394.00
Total Ramp & Lateral Development				$16,253,256.00

Raises Development

	Bid Qty	Unit	Unit Price	Total
Mobilization	1	LS	$30,838.00	$30,838.00
Raise Setup & Nest TDB (elevated nest)	2	LS	$87,606.00	$175,212.00
Drive & Screen 3m x 3m raise (near vertical) -MRC	460	LM	$4,278.00	$1,967,880.00
Install Timbered Manway	460	LM	$1,019.00	$468,740.00
Raise Teardown	2	LS	$17,633.00	$35,266.00
Demobilization	1	LS	$10,811.00	$10,811.00
Total Raises Development				$2,688,747.00

Grand Total -Development	$18,942,003.00

SCHEDULE OF WORK - RAMP

288.5	Working Days based on schedule
2	Shifts per Day
7	Days per Week
24	Hrs per day

SCHEDULE OF WORK - RAISES

226.5	Working Days based on schedule
2	Shifts per Day
7	Days per Week
24	Hrs per day

Apr 4 '08

Apollo Gold
Black Fox Mine
Ramp/Raises Development

Budget # 2008 - BUD08

ID	Task Name	Duration
1		
2	Apollo Gold, Black Fox Mine -Ramp Development	
3	Start Project	
4	Length of Project	266.5 days
5	Portal Excavation	45 days
6	Drive Ramp from S/F @ -15% Level (4.0x4.3m) 35m Single Heading	7 days
7	Drive Ramp from S/F @ -15% Level (4.0x4.3m) 625m Single Heading	104.5 days
8	Drive Ramp & Lat. Dev't (4.0x4.3m) 220m Double Heading	55 days
9	Misc. Dev't (4.0x4.3m) 220m Double Heading	55 days
10	Misc. Dev't (4.0x4.3m) 250m Single Heading (Down ramp crew)	42 days
11	Demobilization set of gear S/F ramp	1 day
12	Gear out S/F ramp	0 days
13	Induction	2 days
14	Mine Rescue Training	7 days
15	Mobilize Gear To Site	4 days
16	Prep/Services/Rehab Allowance	7 days
17	Drive Ramp from U/G @ +15% Level (4.0x4.3m) 461m Single Heading	84 days
18	Ramp & Lat. Dev't (4.0x4.3m) 461m Double Heading	123 days
19	Misc. Dev't (4.0x4.3m) 461m Double Heading	123 days
20	Misc. Dev't (4.0x4.3m) 267m Single Heading (Up ramp crew)	44.5 days
21	Demobilization	1 day
22	Project Complete	0 days
23		
24	Raises Development	
25	Start Project	
26	Length of Project	226.5 days
27	Mobilization to (site-U/G-Indoc)	3 days
28	Set-ups & Nest TDB	18 days
29	Drive & Screen 3m x 3m Raises (near vertical) -Concurrent	162 days
30	Install Timbered Manway	38.5 days
31	Raise Teardown	4 days
32	Demobilization	1 day
33	Project Complete	0 days



Month -1
Month 2
Month 4
Month 6
Month 8
Month 10
Month 12

Criteria and Assumptions

The following criteria and assumptions were utilized for this budget estimate.

1. Owner supplied services / facilities:
    a. Surface loader with operator for on/off loading and handling of muck
    b. Dry facilities
    c. Compressed air
    d. Process Water
    e. Supply & maintenance of settling pond for dewatering effluent
    f. Electrical power with 60m of start of development area
    g. Surface shop and underground area for mobile equipment service bay
    h. Mine design / driving layouts
    i. Geologist
    j. Rock Mechanic
    k. Snow & garbage removal
    l. Underground sanitary facilities
    m. Surface & underground fuel storage facilities
    n. Site security, first aid & ambulance
    o. Cap lamp facilities
    p. Mine rescue facility and equipment
    q. Delivery of materials to common u/g laydown area in vicinity of work area
2. Budgetary estimate includes the cost of:
    a. Direct and indirect labour including all payroll burdens, travel, room & board
    b. Supply & maintenance of equipment to carry out the work
    c. Explosives & accessories
    d. Ground support materials
    e. Piping & hosing materials for compressed air, process water and dewatering lines
    f. Vent fans, starters, silencers, flex ducting and installation hardware
    g. Raise manway construction materials
    h. Surveyor is included in indirect cost
    i. Fuel & lubricants
    j. Supply & installation of electrical materials to support new development including blasting circuit and pager phone system
    k. Allowance for roadbed material
    l. Contractor's phone/fax/cell/internet services
    m. Training and maintenance of mine rescue personnel
3. In order to improve ventilation to the 235L for the envision fleet of mobile equipment for this work, rigid ducting may have to installed in the main ramp.
4. Muck from surface ramp will be delivered to dump area near the portal.
5. Muck from underground development will be delivered to empty stopes.
6. Portal cost is a lump sum allowance based on typical historical cost. It is founded on an open cut design with negligible overburden removal. A more accurate cost can be determined once the location and design is defined.
7. Surface explosive magazines handled by the owner or allowed to store in underground storage facilities.

MINING TECHNOLOGIES INTERNATIONAL INC.

PROFORMA INVOICE

TO:	Apollo Gold Ltd. Black Fox Mine P.O. Box 605 Matheson, Ontario P0K 1N0 Att: Mr Ryan Lougheed	DATE: PROFORMA YOUR REF.: OUR REF.: TERMS:	19-Dec-07 07-11394-TS 07-11394-TS See Below

WE HEREBY QUOTE AS FOLLOWS:

QTY	DESCRIPTION	UNIT	EXTENSION
1	MTI Model **DT-3004** diesel powered, four wheel drive, center articulated, center oscillated, 30 ton capacity End Dump Truck, in accordance with center specificiations (006019-008 RevB) and fitted with:	$612,000.00	$612,000.00

POWER TRAIN
- Detroit Series 60 Engine Rated at 375 HP, 2100 RPM
- Double Pass, Side Mounted Mesabi Type Radiator with Hydraulically Driven Fan
- Air Filtration - Donaldson, Dry Type
- Exhaust System - Purimuffler
- Fuel Tank Capacity - 105 USG (398 Liters)

ELECTRICAL EQUIPMENT
- Electric Starting System
- Heavy Duty Marine Type Alternator - 24V/75A Delco-Remy
- Driving and Working Lights - 4 Front / 2 Rear

CONVERTER
- Dana CL8000 series type torque converter with lock up

TRANSMISSION
- Dana 6000 series powershift transmission, four speed forward & reverse

AXLES
- Dana 21D series drive axles front and rear
- 30 Degree between Front and Rear Frames

BRAKES
- Independent hydraulic wet disc service brakes
- Spring Applied Hydraulically Released Driveline Disc Emergency/Park Brake Mounted On Rear Axle

TIRES
- 21.00 x 25 Bias Tires

MISC

Heavy Duty 20.7 cubic yard SAE Rated Nominally Heaped Box;•Side-Seated Operator's Compartment with Fully Adjustable Mechanical Suspension Seat; •Hydraulic Joystick Type Steering Control; •Auto/Visual Alarm System; •Standard Gauges and Instrumentation;

MINING TECHNOLOGIES INTERNATIONAL INC.

PROFORMA INVOICE

	Apollo Gold Ltd. Black Fox Mine P.O. Box 605 Matheson, Ontario P0K 1N0 Att: Mr Ryan Lougheed	DATE: PROFORMA YOUR REF.: OUR REF.: TERMS:	19-Dec-07 07-11394-TS 07-11394-TS See Below
WE HEREBY QUOTE AS FOLLOWS:			
QTY	DESCRIPTION	UNIT	EXTENSION
DT-3004 OPTIONAL EQUIPMENT			
	Required Options Pricing Additional To Unit Cost		
•	Operators Canopy (recommended safety option).	INCLUDED	INCLUDED
•	Spare tire & rim assembly (standard)	$8,000.00	$8,000.00
•	Ansul (A101) Fire Suppression System.	INCLUDED	INCLUDED
•	Fire extinguisher 20 lb. type mounted.	INCLUDED	INCLUDED
•	Firwin SS Exhaust Wrap, HTI Coating on Exhaust Manifold andTturbo	INCLUDED	INCLUDED
•	Heavy duty seat belt.	INCLUDED	INCLUDED
•	Auto lube system	$5,000.00	$5,000.00
•	Back-up flashing light/horn.	INCLUDED	INCLUDED
•	Wheel Chocks & Brackets	INCLUDED	INCLUDED
•	Grammer full suspension seat with Retractable Seat Belt	INCLUDED	INCLUDED
•	Engine exhaust silencer	INCLUDED	INCLUDED
•	Ejecto Box	$160,000.00	
•	Colour Camera Monitor Ass.	$7,300.00	
•	Fire retardant fluid compatible system	$3,600.00	
•	Environmental Air Conditioned Cab (will change both width and height)	$40,000.00	
PRICE EX-WORKS SUDBURY, ONTARIO CANADA		Base Unit	$612,000.00
Delivery: 30-36 weeks from receipt of order subject to prior sale		Options	$13,000.00
		TOTAL	**$625,000.00**

ESTIMATED CUBIC: CU. FT.

ESTIMATED GROSS WEIGHT

TERMS

PRICES QUOTED ARE IN CDN DOLLARS, VALID FOR 60 DAYS FROM PROFORMA INVOICE DATE.

RMS OF PAYMENT: 25 % down with order, Remainder Net 30 Days

% Discount Net 10 days, 1.5 % Penalty per month past net 30 day.

PRICES DO NOT INCLUDE PACKAGING, DUTY, SALES OR EXCISE TAXES.

FREIGHT CHARGES ARE ESTIMATES, TO BE CONFIRMED AT TIME OF ORDER.

SPECIFICATIONS SUBJECT TO CHANGE. FINAL SPECIFICATIONS MAY CHANGE QUOTED SHIP DATE.

MINING TECHNOLOGIES INTERNATIONAL INC.

PROFORMA INVOICE

TO:	Apollo Gold Ltd. Black Fox Mine P.O. Box 605 Matheson, Ontario P0K 1N0 Att: Mr Ryan Lougheed	DATE: PROFORMA YOUR REF.: OUR REF.: TERMS:	19-Dec-07 07-11392-TS 07-11392-TS See Below
WE HEREBY QUOTE AS FOLLOWS:			
QTY	DESCRIPTION	UNIT	EXTENSION
1	MTI Model **LT-650** diesel powered, four wheel drive, center articulated 4.0 cubic yard LHD unit with a tramming capacity of 14,500 lbs (6,590 kg) generally in accordance with technical data sheet 006025-005-Rev H to be supplied complete with:	$472,000.00	$472,000.00

POWER TRAIN

Deutz BF4M1013EC, 210 HP Diesel Engine

Engine Skid Pan Protection

Air Filtration - Donaldson, Dry Type

Exhaust System - Purimuffler

Fuel Tank Capacity - 73 USG (276 Liters)

ELECTRICAL EQUIPMENT

Electric Starting System

Heavy Duty Alternator - 24V/55A Bosch

Driving and Working Lights - 2 Front / 2 Rear

CONVERTER

Dana C-320 Series Single Stage Torque Converter

TRANSMISSION

Dana R32000 Series 4-Speed Powershift

AXLES

Dana 16D Planetary Drive Axles Front and Rear with No-Spin Differentials

20 Degree Axles Oscillation

BRAKES

Wheel End Totally Enclosed Wet Disc Services Brakes

Spring Applied Driveline Disc Emergency/Park Brake

TIRES

17.5 x 25, L-5 Slick Goodyear Bias Tires

MISC

•Side-Seated Operator's Padded Seat; •Hydraulic Joystick Type Steering Control; •Monostick Boom and Bucket Control System; •Auto/Visual Alarm System; •Standard Gauges and Instrumentation; •Variable Displacement Load Sensing Hydraulic System

MINING TECHNOLOGIES INTERNATIONAL INC.

PROFORMA INVOICE

Apollo Gold Ltd. Black Fox Mine P.O. Box 605 Matheson, Ontario P0K 1N0 Att: Mr Ryan Lougheed	DATE: PROFORMA YOUR REF.: OUR REF.: TERMS:	19-Dec-07 07-11392-TS 07-11392-TS See Below

WE HEREBY QUOTE AS FOLLOWS:

QTY	DESCRIPTION	UNIT	EXTENSION
	LT-650 OPTIONAL EQUIPMENT		
	Required Options Pricing Additional To Unit Cost		
•	Ejector bucket with valving.	$22,034.00	
•	Operators Canopy (recommended safety option).	Included	Included
•	Spare tire & rim assembly (standard)	$5,865.00	$5,865.00
•	Spare rim only	$2,830.00	
•	Fire suppression system.	Included	Included
•	Fire extinguisher 20 lb. type mounted.	Included	Included
	Firwin SS Wrap & HTI Coating on Manifold and Turbo	Included	Included
•	Heavy duty seat belt.	Included	Included
•	Central lubrication manifold.	Included	Included
•	Back-up flashing light/horn.	Included	Included
•	Electric shift control	Included	Included
•	Engine exhaust silencer.	Included	Included
•	Factory installed Auto Lube System	$6,315.00	
•	Ni-Basin Lip	Included	Included
•	Factory installed MTI radio remote interface kit (proportional control available).	$10,650.00	
•	Nautilus 140ss radio system	$23,800.00	
	PRICE EX-WORKS SUDBURY, ONTARIO CANADA	Base Unit	$472,000.00
	Delivery: 24-30 weeks from receipt of order subject to prior sale	Options	$5,865.00
		TOTAL	**$477,865.00**

ESTIMATED CUBIC: CU. FT.

ESTIMATED GROSS WEIGHT

TERMS

PRICES QUOTED ARE IN CDN DOLLARS, VALID FOR 60 DAYS FROM PROFORMA INVOICE DATE

TERMS OF PAYMENT: 25 % down with order, Remainder Net 30 Days

% Discount Net 10 days, 1.5 % Penalty per month past net 30 day.

PRICES DO NOT INCLUDE PACKAGING, DUTY, SALES OR EXCISE TAXES.

FREIGHT CHARGES ARE ESTIMATES, TO BE CONFIRMED AT TIME OF ORDER.

SPECIFICATIONS SUBJECT TO CHANGE. FINAL SPECIFICATIONS MAY CHANGE QUOTED SHIP DATE.

A CANCELLATION FEE OF 25% OF PURCHASE PRICE WILL APPLY ON ALL ORDERS.

MINING TECHNOLOGIES INTERNATIONAL INC.

PROFORMA INVOICE

TO:	Apollo Gold Ltd. Black Fox Mine P.O. Box 605 Matheson, Ontario P0K 1N0 Att: Mr Ryan Lougheed	DATE: PROFORMA YOUR REF.: OUR REF.: TERMS:	18-Dec-07 07-11398-TS 07-11398-TS See Below

WE HEREBY QUOTE AS FOLLOWS:

QTY	DESCRIPTION	UNIT	EXTENSION
	DR-2SB Electrical Continued		
•	4 halogen lights at boom end and 2 at engine end		
•	Electric wiring wrapped in fire resistant sleeves		
•	Master disconnect switch		
	Booms, Feeds, Drills and Controls:		
•	2 only SB auto parallel drill boom of X-Y movement configuration c/w 360° feed rotation, 36" boom extension and universal head to allow drilling 90deg to one side or the other		
•	Feed automatics to return the drill to the collaring position following hole completion		
•	2 only MTF14 feed suitable for drilling 12' 11" long hole using 14 ft steel		
•	2 only monoblock control system incorporating these Intelsense II features: 1) automatic collaring 2) anti-jamming 3) automatic water monitoring with feed return should low volume or pressure be encountered 4) auto return to start position following hole completion 5) control levers for operating percussion, rotation, bit removal and feed control.		
	Drills and Hydraulics:		
•	2 only third generation I.R. Montabert HC109 drifters incorporating energy recuperation system		
•	2 only 100 hp motors, driving a pump for drilling rotation, a pump for percussion and a pump for boom movements		
	DR-2SB OPTIONAL EQUIPMENT **Required Options Pricing Additional To Unit Cost**		
•	Mercedes 904 Engine in lieu of Deutz BF4M1013C	$13,750.00	$13,750.00
•	Auto lube system	$8,945.00	
•	Spare Tire & Rim Assembly	$2,665.00	$2,665.00
•	ROPS/FOPS Canopy (Recommended Safety Option)	Included	Included
•	ROPS/FOPS Climate Controlled Cab	$26,900.00	
•	Air Conditioning	$14,500.00	
•	MTF16 Feed in lieu of the MTF14	no extra charge	
•	Ansul Fire Suppression (A101)	Included	Included
•	Fire Extinguisher 10lb Hand Held	Included	Included
•	7 HP Air Compressor	Included	Included
•	Firwin SS Exhaust Wrap, HTI Coating on Exhaust Manifold and Turbo	Included	Included
•	High Pressure Water Pump	Included	Included
•	250 Feet of Trailing Cable & Plug	Included	Included
•	Cable Reel Limit Option	$1,300.00	$1,300.00
•	Back Up Alarm/Strobe Kit	Included	Included
•	Wheel Chocks & Brackets	Included	Included
•	HC 109 Drifter -Spare	$72,000.00	$72,000.00
	PRICE EX-WORKS SUDBURY, ONTARIO, CANADA	BASE PRICE	$768,300.00
		Options	$89,715.00
	Delivery: 26-30 weeks from receipt of order subject to prior sale		
		TOTAL	**$858,015.00**

ESTIMATED CUBIC: CU. FT.
ESTIMATED GROSS WEIGHT

TERMS

PRICES QUOTED ARE IN CDN DOLLARS, VALID FOR 60 DAYS FROM PROFORMA INVOICE DATE.
TERMS OF PAYMENT: 25 % down with order, Remainder Net 30 Days
PRICES DO NOT INCLUDE PACKAGING, DUTY, SALES OR EXCISE TAXES.
FREIGHT CHARGES ARE ESTIMATES, TO BE CONFIRMED AT TIME OF ORDER.
SPECIFICATIONS SUBJECT TO CHANGE. FINAL SPECIFICATIONS MAY CHANGE QUOTED SHIP DATE.
A CANCELLATION FEE OF 25% OF PURCHASE PRICE WILL APPLY ON ALL ORDERS.

Commodity Futures Price Quotes For

COMEX Gold

(Price quotes for COMEX Gold delayed at least 10 minutes as per exchange requirements)

Click here for current electronic session quotes.

Click here to refresh data

Month	Session								Pr.Day		Options
Click for chart	Open	High	Low	Last	Time	Sett	Chg	Vol	Sett	OpInt	
Jun 09	979.0	979.0	979.0	979.0	May 29, 13:28	978.8	17.3	7306	961.5	9618	Call Put
Jul 09	-	-	-	954.4	May 28, 17:20	979.6	17.2	807	962.4	703	Call Put
Aug 09	976.2	981.5	976.2	980.4	May 29, 13:32	980.3	17.1	90062	963.2	250630	Call Put
Oct 09	-	-	-	964.6	May 28, 17:20	981.7	17.1	395	964.6	11277	Call Put
Dec 09	-	-	-	966.0	May 28, 17:20	983.1	17.1	964	966.0	41230	Call Put
Feb 10	-	-	-	967.4	May 28, 17:20	984.5	17.1	142	967.4	11542	Call Put
Apr 10	-	-	-	960.8	May 28, 17:19	985.9	17.1	333	968.8	14761	Call Put

Jun 10	-	-	-	970.5	May 28, 17:20	987.4	16.9	42	970.5	11061	Call Put
Aug 10	-	-	-	936.1	May 28, 17:20	989.2	16.8	-	972.4	537	Call Put
Oct 10	-	-	-	896.8	May 28, 17:20	991.2	16.7	-	974.5	502	Call Put
Dec 10	990.5	990.5	990.5	990.5	May 29, 08:50	993.3	16.5	32	976.8	12566	Call Put
Jun 11	-	-	-	976.6	May 28, 17:20	1002.0	15.9	200	986.1	11082	Call Put
Dec 11	-	-	-	988.4	May 28, 17:20	1013.8	15.2	-	998.6	7216	Call Put
Jun 12	-	-	-	944.6	May 28, 17:20	1028.6	14.4	-	1014.2	1449	Call Put
Dec 12	-	-	-	1031.3	May 28, 17:20	1045.0	13.7	-	1031.3	7448	Call Put
Jun 13	-	-	-	979.4	May 28, 17:20	1065.0	13.7	-	1051.3	75	Call Put
Dec 13	-	-	-	1071.3	May 28, 17:20	1085.0	13.7	-	1071.3	61	Call Put

Click here to refresh data

Times indicate exchange local time.

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Trading Center

GOLD 2006 London PM Fix - USD

www.kitco.com

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
1		568.20	564.25			625.00		637.25	621.05		614.10	648.75
2		572.15	563.75		661.00	632.25		654.40		600.60	620.75	
3	530.00	569.00	565.00	587.00	673.60		622.95	644.40		582.25	622.75	
4	529.50			588.00	673.50		622.00	602.25	626.75	573.60		646.00
5	524.75			586.50	678.00	641.80	623.00		637.75	573.30		645.80
6	535.25	569.75	565.25	592.50		627.00	626.00		635.40	560.75	626.10	636.00
7		558.70	553.00	589.75		617.75	631.50	649.75	621.50		626.75	627.75
8		548.75	544.75		675.50	614.00		646.00	610.00		623.20	637.40
9	541.50	560.25	550.10		691.25	616.00		649.00		575.25	625.25	
10	543.50	557.00	535.00	597.25	699.90		626.00	644.75		571.40	629.30	
11	544.40			597.75	715.50		630.75	644.50	588.00	574.10		626.75
12	542.60			597.25	725.00	609.20	630.00		590.70	573.00		628.00
13	548.25	549.30	543.50	593.00		586.50	649.50		589.00	586.10	623.50	624.00
14		539.70	545.80			567.75	663.25	624.60	584.40		627.00	627.40
15		540.50	556.50		687.50	569.50		625.50	573.60		617.75	623.75
16	561.75	538.75	552.75		692.00	574.00		629.75		595.10	624.75	
17	563.25	551.70	552.75		699.50		652.50	625.50		590.00	620.50	
18	545.00			614.75	693.50		645.10	613.90	580.50	594.00		614.00
19	554.75			624.75	651.50	571.00	641.60		583.50	597.25		620.50
20	567.25	554.50	555.75	626.00		567.00	642.30		580.25	596.60	620.00	619.25
21		554.00	547.50	623.50		574.60	634.00	625.00	578.75		624.50	620.50
22		553.00	550.75		652.50	584.50		622.75	585.00		631.80	
23	554.50	551.20	546.50		666.75	579.50		628.10		582.75	630.25	
24	557.25	554.15	556.75	622.50	648.50		605.70	623.75		575.60	639.50	
25	561.75			634.75	642.50		618.75	621.25	584.75	580.75		
26	556.50			635.50	642.25	583.50	614.30		591.00	596.25		
27	561.75	563.25	565.00	638.00		588.75	639.00		593.75	596.25	638.75	628.50
28		556.00	557.00	644.00		582.75	637.10		603.00		637.00	632.00
29			565.00			589.25		613.40	599.25		637.50	
30	565.00		584.00		660.50	613.50		617.75		608.50	646.70	
31	568.75		582.00					623.50		603.75		
Avg	549.86	555.00	557.09	610.65	676.51	596.15	633.77	632.59	598.19	585.78	627.83	629.79
High	568.75	572.15	584.00	644.00	725.00	641.80	663.25	654.40	637.75	608.50	646.70	648.75
Low	524.75	538.75	535.00	586.50	642.25	567.00	605.70	613.40	573.60	560.75	614.10	614.00
Cumulative Avg			603.46									

GOLD 2007 London PM Fix - USD www.kitco.com

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
1		660.20	670.40		673.60	666.50		665.75		742.50	790.25	
2	639.75	645.70	651.90	658.25	669.50		654.75	666.25		731.00	796.50	
3	642.60			664.25	674.20		654.25	670.50	672.00	730.25		784.25
4	628.70			672.25	688.80	671.10	654.15		678.75	725.50		797.50
5	609.50	649.40	636.75	673.50		671.50	651.00		680.25	737.00	804.75	793.00
6		653.25	643.75			669.70	648.75	671.50	688.15		822.50	801.50
7		653.75	646.40			668.75		668.00	701.00		834.50	792.50
8	609.50	656.00	654.25		684.25	660.25		675.00		733.75	841.10	
9	609.60	664.50	652.25		683.00		661.25	662.60		736.00	831.50	
10	608.40			677.40	673.50		661.70	668.50	703.50	741.25		809.50
11	612.00			678.20	669.00	650.30	643.00		704.15	749.00		808.75
12	619.75	664.55	647.75	677.25		647.25	667.25		706.00	749.50	803.50	814.00
13		667.80	650.80	681.75		647.65	666.50	668.75	704.50		804.25	800.70
14		668.25	643.25		670.20	653.25		668.35	716.35		813.50	789.50
15	627.00	664.75	648.50		668.25	653.10		667.25		758.85	794.00	
16	627.05	665.10	653.20	686.50	667.75		666.00	662.25		756.75	769.75	
17	626.50			688.00	656.75		666.50	657.50	719.00	762.50		790.75
18	635.00			688.75	657.00	656.00	666.75		714.75	764.15		804.25
19	629.00	670.75	656.00	681.90		656.30	674.50		725.15	763.00	778.85	799.75
20		663.90	659.00	691.40		657.70	681.60	659.50	734.50		795.50	795.25
21		661.25	660.75		658.00	650.50		657.50	737.00		798.00	810.50
22	639.00	676.60	663.00		662.00	652.85		659.50		751.25	803.25	
23	642.50	683.00	656.25	688.70	662.05		682.00	660.75		758.25	815.25	
24	642.10			688.40	659.00		664.30	660.85	730.00	757.50		
25	651.75			684.00	655.30	650.75	674.75		728.50	767.50		
26	645.50	665.75	663.00	673.00		647.30	670.00		734.75	779.15	830.00	
27		675.20	664.05	677.50		642.10	660.50		731.75		810.75	829.00
28		664.20	666.75			647.25		666.00	743.00		801.75	833.75
29	644.75		661.00		680.15	650.50		664.25		788.50	794.50	
30	645.20		661.75	677.00	652.65		661.50	666.00		783.25	783.50	
31	650.50				659.10		665.50	672.00		789.50		
Avg	631.17	664.75	654.90	679.37	666.86	655.49	665.30	665.41	712.65	754.60	806.25	803.20
High	651.75	685.75	670.40	691.40	688.80	671.50	684.30	675.50	743.00	789.50	841.10	833.75
Low	608.40	645.70	636.75	658.25	652.65	642.10	648.75	657.50	672.00	725.50	778.85	784.25
Cumulative Avg			695.39									

GOLD 2008 London PM Fix - USD www.kitco.com

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
1		914.75		887.75	853.00		937.50	912.50	822.25	880.00		778.00
2	846.75			890.00	853.50	888.25	935.25		798.50	852.00		780.00
3	856.85		988.50	896.50		879.25	934.00		803.50	820.00	729.50	766.25
4	855.00	893.75	984.75	905.50		883.50	931.25	905.75	805.75		741.25	773.25
5		887.50	974.50			876.75		882.00	808.50		753.75	749.00
6		903.00	976.50		880.00	890.50		879.50		875.50	754.50	
7	859.25	899.75	972.50	926.50	868.25		916.75	871.50		876.75	735.25	
8	873.50	916.25		915.00	877.00		921.00	862.50	808.00	903.00		757.25
9	877.00			917.00	876.00	886.25	927.25		781.75	883.50		767.75
10	884.25		969.25	928.00		878.00	939.50		775.75	900.50	753.00	802.25
11	891.00	918.00	970.00	927.75		876.25	962.75	852.50	740.75		733.75	827.75
12		917.00	975.50		883.50	862.25		817.75	750.25		724.75	825.50
13		899.00	995.00		865.00	866.00		818.50		831.50	713.50	
14	902.00	906.00	1003.50	925.50	866.50		968.00	818.00		832.50	747.50	
15	913.00	912.50		929.75	881.25		986.00	786.50	775.00	847.00		825.00
16	889.75			945.00	897.00	889.25	977.50		779.50	802.50		838.25
17	888.25		1011.25	946.00		881.50	965.50		813.00	784.50	734.00	870.00
18	882.00	903.25	1006.75	908.75		887.50	969.75	796.25	863.00		738.00	853.25
19		924.00	958.50		906.50	903.00		788.75	869.00		762.00	835.75
20		920.00	925.75		914.50	907.50		815.75		795.00	738.00	
21	871.25	945.00		919.50	923.00		960.50	803.50		772.00	774.50	
22	875.00	943.00		918.00	922.75		961.50	824.00	885.00	744.00		849.00
23	888.25			898.50	927.50	881.00	926.50		895.00	720.00		843.50
24	909.25			895.50		889.50	928.00		896.00	712.50	822.50	
25	918.25	937.75	926.75	891.50		882.75	920.50		888.50		820.50	
26		937.00	946.75			909.50		827.00	902.00		812.50	
27		969.50	946.75		906.75	919.50		827.00		730.50	814.00	
28	921.75	969.75	934.25	890.50	902.50		923.50	838.25		730.50	814.50	
29	924.50	971.50		888.00	883.00		916.75	833.00	905.00	764.00		880.25
30	919.00			871.00	885.75	930.25	887.50		884.50	755.25		869.75
31	923.25		933.50				918.00			730.75		
Avg	889.60	922.30	968.43	909.70	888.66	889.49	939.77	839.02	829.93	806.62	760.86	816.09
High	924.50	971.50	1011.25	946.00	927.50	930.25	986.00	912.50	905.00	903.50	822.50	880.25
Low	846.75	887.50	925.75	871.00	853.00	862.25	887.50	786.50	740.75	712.50	713.00	749.00
Cumulative Avg			871.96									

GOLD 2009 London PM Fix - USD www.kitco.com

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
1				924.50	884.50							
2	874.50	918.25	937.25	897.75								
3		904.50	913.75	905.00								
4		905.00	908.50									
6	653.50	920.00	913.00		910.00							
6	848.25	913.00	936.00	870.25	916.00							
7	848.50			879.75	912.25							
8	855.75			880.00	907.00							
9	847.25	895.00	923.75	880.50								
10		909.75	901.50									
11		936.00	899.50		912.00							
12	827.00	943.25	925.25		917.00							
13	826.50	935.50	928.00		924.00							
14	821.50			887.50	925.25							
15	810.00			891.00	929.50							
16	633.75	942.50	919.50	880.50								
17		968.00	915.50	870.50								
18		964.00	893.25		921.00							
19	833.00	980.50	956.50		924.75							
20	853.25	989.00	964.00	877.00	939.50							
21	849.25			888.75	937.50							
22	860.00			886.00	959.75							
23	675.75	985.75	949.25	897.50								
24		984.25	923.75	907.50								
25		978.50	929.00									
26	910.25	936.50	938.25		945.00							
27	897.50	952.00	924.00	907.50	951.00							
28	895.25			891.00	967.75							
29	892.25			898.25								
30	919.50		928.00	883.25								
31			916.50									
Avg	858.63	943.16	924.27	890.20	926.04							
High	919.50	989.00	966.50	924.50	959.75							
Low	810.00	895.00	893.25	870.25	884.50							
Cumulative Avg			907.95									

ONE STEEL

JUNE 4/09

3" BALLS - $910 TN / W FREIGHT

FUEL QUOTE

MCNESS OIL

$1.90 / gal 6/09

JACK LEG

DRILL + LEG $4400

100 HP FAN MOTOR

$6356 NEW

DOUBLE J SAND & ROCK

P. O. Box 1009, 31496 Lakeside Blvd.
Parker, Arizona 85344
Phone: (928) 667-4498

To: **Copperstone Mine**
Attn: **Chris**
Phone: **775-813-0617**
Fax:
Email: copperstone@hughes.net

Date
Thursday, August 20, 2009

Project & Address
Copperstone Mine

Double J Sand & Rock is pleased to quote the following prices for the above referenced project. Prices are subject to the terms and conditions state on the following page of this proposal. Prices do not include any applicable sales tax. If this is a tax-exempt project, please fax a current tax exemption to our office.

THIS PROPOSAL IS SUBJECT TO REVISION IF NOT ACCEPTED WITHIN 30 DAYS

Qty	Item Description	Unit	FOB	DEL
	3/4" Road base	Ton	6.00	12.80
	Sodium Bentonite	Ton	10.00	16.80
			Un-operated	Operated
	Blade	Hour	103.00	130.00
	D8 Dozer	Hour	178.00	205.00
	988 Loader	Hour	183.00	210.00
	980 Loader	Hour	128.00	155.00
	966 Loader	Hour	108.00	135.00
	4000 gal water truck	Hour	62.00	80.00
	NOTE: WE HAVE CONCRETE AND ROCK PRODUCTS AVAILABLE - PLEASE CALL OR EMAIL			

STANDBY & SHORT LOAD CHARGES: Discharge time of 10 minutes per yard is allowed, standby time there after will be charged at $55.00/hour. Any load less than 4 yards will be charged an additional $55.00/per load.

A FINANCE CHARGE OF 1 1/2% per month - Annual Rate 18% - will be charged on all past due accounts and applied to the unpaid previous balance. Any expense of collections will be paid by purchaser.

AGREEMENT: This agreement excludes and supersedes all other writing or oral understandings. Quote is contingent on the availability of material. Any tons quoted are estimates only. Actual yields are the responsibility of the purchaser. Customer assumes responsibility of material upon receipt of the scale ticket. Reasonable notification required for timely delivery.

Respectfully Submitted By:

Double J Sand & Rock
Contact: James Broadbent
Phone: (435) 467-2508
email: jamesb.doublej@gmail.com

Acceptance Signature & Date

Print Name

DOUBLE J SAND & ROCK

P. O. Box 1009, 31496 Lakeside Blvd.
Parker, Arizona 85344
Phone: (928) 667-7000

To: **Copperstone Mine**
Attn: **Chris**
Phone: **775-813-0617**
Fax:
Email: copperstone@hughes.net

Date
Thursday, August 20, 2009

Project & Address
Copperstone Mine

Double J Sand & Rock is pleased to quote the following prices for the above referenced project. Prices are subject to the terms and conditions state on the following page of this proposal. Prices do not include any applicable sales tax. If this is a tax-exempt project, please fax a current tax exemption to our office. THIS PROPOSAL IS SUBJECT TO REVISION IF NOT ACCEPTED WITHIN 30 DAYS

Qty	Item Description	Unit	FOB	DEL
	3/4" ADOT Road base	Ton	6.00	11.94
	Sodium Bentonite	Ton	15.00	20.90
	Blade	Hour		130.00
	D8 Dozer	Hour		205.00
	988 Loader	Hour		210.00
	980 Loader	Hour		155.00
	966 Loader	Hour		135.00
	4000 gal water truck	Hour		80.00
	NOTE: WE HAVE CONCRETE, ASPHALT AND ROCK PRODUCTS AVAILABLE			
	NOTE: We could crush from your overburden material and save you some money			
	NOTE: There is a $.50 per ton savings if the dirt road was dressed up so the trucks could make better time			
	NOTE: We would be happy to bid the upcoming work to lock in a budget number if this is of interest to you			
	NOTE: Please let us know if we are out of wack on any of these numbers, we are very interested in your business and appreciate the opportunity to quote these items			

STANDBY & SHORT LOAD CHARGES: Discharge time of 10 minutes per yard is allowed, standby time there after will be charged at $55.00/hour. Any load less than 4 yards will be charged an additional $55.00/per load.

A FINANCE CHARGE OF 1 1/2% per month - Annual Rate 18% - will be charged on all past due accounts and applied to the unpaid previous balance. Any expense of collections will be paid by purchaser.

AGREEMENT: This agreement excludes and supersedes all other writing or oral understandings. Quote is contingent on the availability of material. Any tons quoted are estimates only. Actual yields are the responsibility of the purchaser. Customer assumes responsibility of material upon receipt of the scale ticket. Reasonable notification required for timely delivery.

Respectfully Submitted By: Wayne Jessop - cell 435-212-0301

Double J Sand & Rock
Contact: James Broadbent
Phone: (435) 467-2508
email: jamesb.doublej@gmail.com

Acceptance Signature & Date

Print Name

Rate Schedule E-32, less than 20 kW, small businesses

Summer Month Sample Bill for a Small Electronic Store
Secondary Voltage Electricity Bill:
Demand: 15 kW
Energy: 5,000 kWh
Days: 30

Charges for electricity services

Cost of electricity you used

Basic service charge	$3.24
Delivery service charge	$173.10
Demand charge - delivery	$0.00
Environmental benefits surcharge	$42.72
Environmental improvement surcharge	$0.80
Competition rules compliance charge	$1.69
System benefits charge	$9.25
Power supply adjustment	$26.69
Metering*	$27.12
Meter reading*	$1.74
Billing*	$1.92
Generation of electricity*	$368.35
Transmission and ancillary services*	$21.20
Transmission cost adjustment	$6.10
Interim rate surcharge	$11.30
Cost of electricity you used	$695.22

Taxes and fees

Regulatory assessment	$1.15
State sales tax	$39.78
County sales tax	$4.97
City sales tax	$19.18
Franchise fee	$13.93
Cost of electricity with taxes and fees	$774.23

Total charges for electricity services	$774.23

** These services are currently provided by APS but may be provided by a competitive supplier.*

Winter Month Sample Bill for a Small Electronics Store
Secondary Voltage Electricity Bill:
Demand: 15 kW
Energy: 5,000 kWh
Days: 30

E-32 and E-32 TOU Rate Pricing and Other Details

Pricing for the E-32 and E-32 TOU (Time-of-use) rate plans is divided into summer and winter rates, as well as services with a high demand of 20 kW or less per month and those with a demand of greater than 20 kW.

20 kW or Less- Summer (May - October)

Rate plan	E-32	E-32 TOU
On-peak hours	N/A	11 a.m. - 9 p.m. Monday - Friday
Demand based	No	Yes
Service charge per day	Self-Contained Meters: $0.575 per day Instrument-Rated Meters: $1.134 per day Voltage: $2.926 per day Transmission Voltage: $22.422 per day	Self-Contained Meters: $0.608 per day Instrument-Rated Meters: $1.134 per day Voltage: $2.926 per day Transmission Voltage: $22.422 per day
Cost per kWh	For Secondary Service: $0.11438 per kWh for the first 5,000 kWh, plus $0.06254 per kWh for all additional kWh For Primary Service: $0.11160 per kWh for the first 5,000 kWh, plus $0.05976 per kWh for all additional kWh	N/A
Cost per kWh on-peak	N/A	For Secondary Service: $0.14329 per kWh for the first 5,000 on-peak kWh, plus $0.07118 per kWh for all additional on-peak kWh For Primary Service: $0.14047 per kWh for the first 5,000 on-peak kWh, plus $0.06770 per kWh for all additional on-peak kWh
Cost per kWh off-peak	N/A	For Secondary Service: $0.10607 per kWh for the first 5,000 off-peak kWh, plus $0.03849 per kWh for all additional off-peak kWh For Primary Service: $0.10325 per kWh for the first 5,000 off-peak kWh, plus $0.03567 per kWh for all additional off-peak kWh

20 kW or Less - Winter (November - April)

Rate plan	E-32	E-32 TOU
On-peak hours	N/A	11 a.m. - 9 p.m. Monday - Friday
Demand based	No	Yes
Service charge per day	Self-Contained Meters: $0.575 per day Instrument-Rated Meters: $1.134 per day Voltage: $2.926 per day Transmission Voltage: $22.422 per day	Self-Contained Meters: $0.608 per day Instrument-Rated Meters: $1.134 per day Voltage: $2.926 per day Transmission Voltage: $22.422 per day
Cost per kWh	For Secondary Service: $0.09929 per kWh for the first 5,000 kWh, plus $0.04745 per kWh for all additional kWh For Primary Service: $0.09651 per kWh for the first 5,000 kWh, plus $0.04467 per kWh for all additional kWh	N/A

Cost per kWh on-peak	N/A	For Secondary Service: $0.12847 per kWh for the first 5,000 on-peak kWh, plus $0.05633 per kWh for all additional on-peak kWh For Primary Service: $0.12565 per kWh for the first 5,000 on-peak kWh, plus $0.05285 per kWh for all additional pn-peak kWh
Cost per kWh off-peak	N/A	For Secondary Service: $0.09124 per kWh for the first 5,000 off-peak kWh, plus $0.02768 per kWh for all additional off-peak kW For Primary Service: $0.08842 per kWh for the first 5,000 off-peak kWh, plus $0.02484 per kWh for all additional off-peak kWh

TOP

Greater than 20 kW - Summer (May - October)

Rate plan	E-32	E-32 TOU
On-peak hours	N/A	11 a.m. - 9 p.m. Monday - Friday
Demand based	Yes	Yes
Service charge per day	Self-Contained Meters: $0.575 per day Instrument-Rated Meters: $1.134 per day Primary Voltage: $2.926 per day Transmission Voltage: $22.422 per day	Self-Contained Meters: $0.608 per day Instrument-Rated Meters: $1.134 per day Primary Voltage: $2.926 per day Transmission Voltage:$22.422 per day
Demand charge secondary service	$8.477 per kW for the first 100 kW, plus $4.509 per kW for all additional kW	$12.400 per kW for the first 100 on-peak kW, plus $8.420 per kW for all additional on-peak kW
Secondary service off-peak	N/A	$4.755 per kW for the first 100 off-peak kW, plus $2.648 per kW for all additional off-peak kW
Primary Service	$7.865 per kW for the first 100 kW, plus $3.897 per kW for all additional kW	$12.002 per kW for the first 100 on-peak kW, plus $8.361 per kW for all additional on-peak kW
Primary Service off-peak	N/A	$4.256 per kW for the first 100 off-peak kW plus $2.579 per kW for all additional off-peak kW
Transmission Service	$6.132 per kW for the first 100 kW, plus $2.164 per kW for all additional kW	$11.291 per kW for the first 100 on-peak kW, plus $8.116 per kW for all additional on-peak kW
Transmission Service off-peak	N/A	$3.693 per kW for the first 100 off-peak kW, plus $2.486 per kW for all additional off-peak kW
Energy Charge	$0.09115 per kWh for the first 200 kWh per kW, plus $0.05330 per kWh for all additional kWh	$0.06312 per kWh during on-peak hours, plus $0.05016 during off-peak hours

TOP

Greater than 20 kW - Winter (November - April)

Rate plan	E-32	E-32 TOU
On-peak hours	N/A	11 a.m. - 9 p.m. Monday - Friday
Demand based	Yes	Yes
Service charge	Self-Contained Meters: $0.575 per day Instrument-Rated Meters: $1.134 per day Primary Voltage: $2.926 per day	Self-Contained Meters: $0.608 per day Instrument-Rated Meters: $1.134 per day Primary Voltage: $2.926 per day

per day	Transmission Voltage: $22.422 per day	Transmission Voltage: $22.422 per day
Demand charge secondary service	$8.477 per kW for the first 100 kW, plus $4.509 per kW for all additional kW	$12.400 per kW for the first 100 on-peak kW, plus 8.420 per kW for all additional on-peak kW
Secondary service off-peak	N/A	$4.755 per kW for the first 100 off-peak kW, plus $2.648 per kW for all additional off-peak kW
Primary Service	$7.865 per kW for the first 100 kW, plus $3.897 per kW for all additional kW	$12.002 per kW for the first 100 on-peak kW, plus $8.361 per kW for all additional on-peak kW
Primary Service off-peak	N/A	$4.256 per kW for the first 100 off-peak kW, plus $2.579 per kW for all additional off-peak kW
Transmission Service	$6.132 per kW for the first 100 kW, plus $2.164 per kW for all additional kW	$11.291 per kW for the first 100 on-peak kW, plus $8.116 per kW for all additional on-peak kW
Transmission Service off-peak	N/A	$3.693 per kW for the first 100 off-peak kW, plus $2.486 per kW for all additional off-peak kW
Energy Charge	$0.07613 per kWh for the first 200 kWh per kW, plus $0.03828 per kWh for all additional kWh	$0.06312 per kWh during on-peak hours, plus $0.05016 during off-peak hours

TOP More

Rate Plans

COPPERSTONE PERFORMA | | | 2/17/2010

Inflation Rate 100.00%

Canadian Dollar Rate 0.93%

			-1	0	1	2	3	4	5	6	7	8	Total
PRODUCTION													
Waste Mined	tns			-	-	-	-	-	-	-	-	-	-
Ore Mined	tns		-	160,053	158,074	160,194	156,921	160,737	160,635	46,001	-	-	1,002,615
Ore Grade	oz/tn	1.0	0.0000	0.251	0.388	0.321	0.215	0.179	0.200	0.191	0.000	0	0.256
Gold Contained in Ore	tns		-	40,100	61,400	51,471	33,793	28,770	32,106	8,790	-	-	256,430
Gold Recovered from Processing	tns		-	36,090	55,260	46,324	30,414	25,893	28,895	7,911	-	-	230,787
Average Recovery	%	90%		90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Gold Sold	oz			36,090	55,260	46,324	30,414	25,893	28,895	7,911	-		230,787
TOTAL SALABLE OZS			-	36,090	55,260	46,324	30,414	25,893	28,895	7,911	-	-	230,787
INCOME FROM SALES													
Metal Price	$/tn	$ 962	962	962	962	962	962	962	962	962	962	962	
Metal Revenue	$		$ -	$ 34,726,881	$ 53,172,830	$ 44,574,246	$ 29,264,975	$ 24,915,021	$ 27,804,021	$ 7,612,202	$ -	$ -	$ 222,070,175
Concentrate Produced/Year	8.5%		$ -	13,606	13,436	13,616	13,338	13,663	13,654	3,910	-	-	85,222
Concentrate (Marketing/Ins/Trans) Charge	270.00	/tn conc		$ 3,673,216	$ 3,627,798	$ 3,676,452	$ 3,601,337	$ 3,688,914	$ 3,686,573	$ 1,055,723	$ -	$ -	$ 23,010,014
Processing Charge	5.00		$ -	$ 180,450	$ 276,300	$ 231,620	$ 152,069	$ 129,465	$ 144,477	$ 39,555	$ -	$ -	1,153,935
NET INCOME FROM SALES			$ -	$ 31,053,664	$ 49,545,032	$ 40,897,794	$ 25,663,638	$ 21,226,107	$ 24,117,447	$ 6,556,479	$ -	$ -	$ 199,060,161
OPERATING COSTS													
OPERATING COSTS	Escalator	Cost											
Mining Waste	100.0%	$0.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mining Ore including Development	100.0%	$0.00	$ -	$ 59.44	$ 64.33	$ 65.27	$ 62.38	$ 59.58	$ 55.37	$ 52.14	$ -		$ 60.64
Processing Ore	100.0%	$21.75	$ 21.75	$ 21.75	$ 21.75	$ 21.75	$ 21.75	$ 21.75	$ 21.75	$ 21.75	$ 21.75		$ 21.75
G & A	100.0%	$13.25	$ 13.25	$ 13.25	$ 13.25	$ 13.25	$ 13.25	$ 13.25	$ 13.25	$ 13.25	$ 13.25		$ 13.25
Mining Waste			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mining Ore			$ -	$ 9,513,152	$ 10,169,198	$ 10,456,035	$ 9,788,491	$ 9,576,724	$ 8,895,149	$ 2,398,688	$ -	$ -	$ 60,797,437
Processing			$ -	$ 3,481,153	$ 3,438,110	$ 3,484,220	$ 3,413,032	$ 3,496,030	$ 3,493,811	$ 1,000,522	$ -	$ -	$ 21,806,876
G&A			$ -	$ 2,120,702	$ 2,094,481	$ 2,122,571	$ 2,079,203	$ 2,129,765	$ 2,128,414	$ 609,513	$ -	$ -	$ 13,284,649
TOTAL DIRECT OPERATING COSTS			$ -	$ 15,115,007	$ 15,701,788	$ 16,062,825	$ 15,280,726	$ 15,202,519	$ 14,517,374	$ 4,008,723	$ -	$ -	$ 95,888,962
TAXES/DEPRECIATION													
Arizona Severance Tax	1.81%	Ad Royalty	$ -	$ 152,895	$ 338,631	$ 245,435	$ 84,367	$ 39,104	$ 81,736	$ 4,839	$ -	$ -	$ 947,006
ROYALTY MAIN	6%	$ 420,000		$ 1,443,220	$ 2,972,702	$ 2,453,868	$ 1,539,818	$ 1,273,566	$ 1,447,047	$ 393,389	$ -	$ -	$ 11,523,610
ROYALTY DECLINE	3%	$0		$ 303,810									$ 303,810
Property Tax			$ -	$ 139,541	$ 139,541	$ 132,039	$ 127,466	$ 116,585	$ 104,149	$ 92,846	$ -	$ -	$ 852,166
Depreciation			$ -	$ 2,124,279	$ 3,640,559	$ 2,614,265	$ 1,966,307	$ 1,505,141	$ 1,510,030	$ 1,674,411	$ -	$ -	$ 15,034,992
NET INCOME BEFORE TAXES			$ -	$ 11,774,913	$ 26,751,810	$ 19,389,363	$ 6,664,954	$ 3,089,192	$ 6,457,113	$ 382,272	$ -	$ -	$ 74,509,616
DEPLETION/NET INCOME													
Cost Depletion Basis, begin period			$ 9,627,528	$ 9,627,528	$ 4,969,478	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Depletion Taken				$ 4,658,050	$ 7,431,755	$ 6,134,669	$ 3,332,477	$ 1,544,596	$ 3,228,556	$ 191,136	$ -	$ -	
Cost Depletion, End Period			$ 9,627,528	$ 4,969,478	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Ore Tons Available			1,002,615	1,002,615	842,562	684,488	524,294	367,373	206,636	46,001	-	-	
Tons Processes				160,053	158,074	160,194	156,921	160,737	160,635	46,001	-	-	
Tons Remaining				842,562	684,488	524,294	367,373	206,636	46,001	-	-	-	
Cost Depletion Method				$ 1,536,896	$ 932,329	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Percentage Depletion Method				$ 4,658,050	$ 7,431,755	$ 6,134,669	$ 3,849,546	$ 3,183,916	$ 3,617,617	$ 983,472	$ -	$ -	
50% Of Net Method				$ 5,887,456	$ 13,375,905	$ 9,694,681	$ 3,332,477	$ 1,544,596	$ 3,228,556	$ 191,136	$ -	$ -	
Depletion Taken				$ 4,658,050	$ 7,431,755	$ 6,134,669	$ 3,332,477	$ 1,544,596	$ 3,228,556	$ 191,136	$ -	$ -	$ 26,521,239
Net Taxable Income			$ -	$ 7,116,863	$ 19,320,056	$ 13,254,694	$ 3,332,477	$ 1,544,596	$ 3,228,556	$ 191,136	$ -	$ -	$ 47,988,378
Loss Carried Forward	25575000		$ (25,575,000)	$ 7,116,863	$ 18,458,137	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 25,575,000
Carry Forward			$ (25,575,000)	$ (18,458,137)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
TAXABLE INCOME			$ -	$ -	$ 861,919	$ 13,254,694	$ 3,332,477	$ 1,544,596	$ 3,228,556	$ 191,136	$ -	$ -	$ 22,413,378
State Income Tax	0.06968		$ -	$ -	$ 60,059	$ 923,587	$ 232,207	$ 107,627	$ 224,966	$ 13,318	$ -	$ -	$ 1,561,764
Federal Income Tax	0.35			$ -	$ 301,672	$ 4,639,143	$ 1,166,367	$ 540,609	$ 1,129,995	$ 66,898	$ -	$ -	$ 7,844,682
NET INCOME AFTER TAXES			$ -	$ 7,116,863	$ 18,958,325	$ 7,691,964	$ 1,933,903	$ 896,360	$ 1,873,596	$ 110,920	$ -	$ -	$ 38,581,931
Addback Depreciation, Depletion			$ -	$ 6,782,329	$ 11,072,314	$ 8,748,934	$ 5,298,784	$ 3,049,737	$ 4,738,586	$ 1,865,547	$ -	$ -	$ 41,556,231
NET CASH FLOW FROM OPERATIONS			$ -	$ 13,899,192	$ 30,030,640	$ 16,440,898	$ 7,232,687	$ 3,946,097	$ 6,612,182	$ 1,976,467	$ -	$ -	$ 80,138,162

CAPITAL INVESTMENTS

CAPITAL INVESTMENTS	Escalator												
Purchase			$ -										$ -
Contractor			$ 2,682,213							$ 176,047	$ -		$ 2,858,260
Owners Mine Equipment			$ -										$ -
Mine Equipemnt			$ -										$ -
Mill Equipment/Power Line			$ 6,945,315				$ 495,640						$ 7,440,955
Regional Exploration Costs													$ -
G&A Startup			$ 2,886,387										$ 2,886,387
Reclamation Bond			$ 1,100,000			$ 282,049	$ 250,000			$ (1,632,049)			$ -
Reclamation and Closure						$ 100,000	$ 100,000	$ 100,000	$ 300,000	$ 1,032,049			$ 1,632,049
Salvage										$ (694,532)			$ (694,532)
Working Capital			$ 2,870,213					$ -	$ (717,553)	$ (2,152,660)			$ -
Sub-Total			$ 16,484,128	$ -	$ -	$ 382,049	$ 845,640	$ 100,000	$ (417,553)	$ (3,271,144)	$ -	$ -	$ 14,123,120
Contingency	10%		$ 1,251,579	$ -	$ -	$ -	$ -	$ -	$ -	$ -			$ 1,251,579
TOTAL INVESTMENT		1.0	$ 17,735,707	$ -	$ -	$ 382,049	$ 845,640	$ 100,000	$ (417,553)	$ (3,271,144)	$ -	$ -	$ 15,374,699
NET INCOME			$ (17,735,707)	$ 13,899,192	$ 30,030,640	$ 16,058,849	$ 6,387,047	$ 3,846,097	$ 7,029,735	$ 5,247,611	$ -	$ -	$ 64,763,463
NET CUMULATIVE AFTER TAX CASH FLOW			$ (17,735,707)	$ (3,836,515)	$ 26,194,125	$ 42,252,973	$ 48,640,021	$ 52,486,118	$ 59,515,852	$ 64,763,463	$ 64,763,463	$ 64,763,463	
PAYBACK					1.06								1.06

NPV AFTER TAX	5%	$ 51,291,204
IRR AFTER TAX		96.3%
PAYBACK	YEARS	1.06

DEPRECIATION (ASSUMES ALL PROPERTY 7 YEAR DEPRECIATION)

DEPRECIATION	PRECAP	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9
DEPRECIATION VALUE	$ 14,865,494	$ -	$ -	$ 100,000	$ 595,640	$ 100,000	$ 300,000	$ 1,208,096	$ -	$ -

FED DEPRECIATION	DEP AMOUNT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9
PRE/YEAR 1	$ 14,865,494	$ 2,124,279	$ 3,640,559	$ 2,599,975	$ 1,856,700	$ 1,327,489	$ 1,326,002	$ 1,327,489	$ 663,001	$ -
YEAR 2	$ -		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
YEAR 3	$ 100,000			$ 14,290	$ 24,490	$ 17,490	$ 12,490	$ 8,930	$ 8,920	$ 8,930
YEAR 4	$ 595,640				$ 85,117	$ 145,872	$ 104,177	$ 74,395	$ 53,191	$ 53,131
YEAR 5	$ 100,000					$ 14,290	$ 24,490	$ 17,490	$ 12,490	$ 8,930
YEAR 6	$ 300,000						$ 42,870	$ 73,470	$ 52,470	$ 37,470
YEAR 7	$ 1,208,096							$ 172,637	$ 295,863	$ 211,296
YEAR 8	$ -								$ -	$ -
YEAR 9	$ -									$ -
TOTAL		$ 2,124,279	$ 3,640,559	$ 2,614,265	$ 1,966,307	$ 1,505,141	$ 1,510,030	$ 1,674,411	$ 1,085,934	$ 319,757

STATE DEPRECIATION (Straight Line)	DEP AMOUNT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9
PRE/YEAR 1	$ 14,865,494	$ 1,486,549	$ 1,486,549	$ 1,486,549	$ 1,486,549	$ 1,486,549	$ 1,486,549	$ 1,486,549	$ 1,486,549	$ 1,486,549
YEAR 2	$ -		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
YEAR 3	$ 100,000			$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
YEAR 4	$ 595,640				$ 59,564	$ 59,564	$ 59,564	$ 59,564	$ 59,564	$ 59,564
YEAR 5	$ 100,000					$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
YEAR 6	$ 300,000						$ 30,000	$ 30,000	$ 30,000	$ 30,000
YEAR 7	$ 1,208,096							$ 120,810	$ 120,810	$ 120,810
YEAR 8	$ -								$ -	$ -
YEAR 9	$ -									$ -
TOTAL		$ 1,486,549	$ 1,486,549	$ 1,496,549	$ 1,556,113	$ 1,566,113	$ 1,596,113	$ 1,716,923	$ 1,716,923	$ 1,716,923

PROPERTY TAX

CUMULATIVE INVESTMENT			$ 13,765,494	$ 13,765,494	$ 13,765,494	$ 13,765,494	$ 14,261,134	$ 14,261,134	$ 14,261,134	$ 14,437,181	$ 14,437,181	$ 14,437,181
PERCENT GOOD FACTORS MILLING/REFINING				93%	93%	88%	82%	75%	67%	59%	51%	43%
CUMULATIVE VALUE			0	$ 12,801,909	$ 12,801,909	$ 12,113,635	$ 11,694,130	$ 10,695,851	$ 9,554,960	$ 8,517,937	$ 7,362,962	$ 6,207,988
ASSESSMENT	25.0%			$ 3,200,477	$ 3,200,477	$ 3,028,409	$ 2,923,532	$ 2,673,963	$ 2,388,740	$ 2,129,484	$ 1,840,741	$ 1,551,997
PROPERTY TAX (CLASS 3 & 4 & 8)	4.36	MILL RATE	$ -	$ 139,541	$ 139,541	$ 132,039	$ 127,466	$ 116,585	$ 104,149	$ 92,846	$ 80,256	$ 67,667

TOTAL PROPERTY TAX	$ 139,541	$ 139,541	$ 132,039	$ 127,466	$ 116,585	$ 104,149	$ 92,846	$ 80,256	$ 67,667

METAL PRICE GROWTH
100%

ROYALTY SCHEDULE MAIN	
GOLD	ROYALTY
0	1%
350	2%
401	3%
451	4%
501	5%
551	6%

Tax	1

Pre 0
Post 1

Assume: Upfront Development and Contractor Mob/Demob

Assume: Mine Equipment lasts life of mine.
Assume: Pond Lining in Year 3.

Assume: Clean-up same as Reclamation Bond
Assume; 10% salvage value of mine and mill equipment)
Assume: 60 Days of operating cost.

Assume: Contingency - Based on calculated capital costs.

GOLD	1104

DEPRECIATION RATE SCH

RATE	US	ARIZONA
YEAR 1	14.29%	10%
YEAR 2	24.49%	
YEAR 3	17.49%	
YEAR 4	12.49%	
YEAR 5	8.93%	
YEAR 6	8.92%	
YEAR 7	8.93%	
YEAR 8	4.46%	
YEAR 9	0.00%	

CURRENT 2008
Assume: At Year 7 - Return of Salvage and Bond. No depreciation.

MINING COSTS

SCHEDULING RESULTS

Activity	Factor		Unit	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Haulage Drifts			Ft	2,183	3,330	3,929	3,551	2,787	1,116	0	0	0	16,896
Waste Haulage	16.4	Tns/ft	Tons	35,807	54,620	64,445	58,245	45,714	18,305	0	0	0	277,136
Access Drifts			Ft	1,375	1,833	3,262	4,190	3,685	3,848	3,414	589	0	22,196
Access Drift Waste	12.0	Tns/ft	Tons	16,559	22,074	39,283	50,459	44,377	46,340	41,114	7,093	0	267,299
Ventilation			Ft	696	146	0	0	0	179	180	0	0	1201
Production			T	0	160,053	158,074	160,194	156,921	160,737	160,635	46,001	0	1,002,615
Fill			T	0	145,865	155,749	152,900	145,545	170,801	154,964	52,320	0	978,144
Gold			Oz	0	40,100	61,400	51,471	33,793	28,770	32,106	8,790	0	256,430
Grade			Oz/t		0.2505	0.3884	0.3213	0.2154	0.1790	0.1999	0.1911	0.0000	0.2558

COST

Costs	Cost/FT	Cost/TN	%	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Haulage Drifts	$ 364.39			$ 795,463	$ 1,213,419	$ 1,431,688	$ 1,293,949	$ 1,015,555	$ 406,659	$ -	$ -	$ -	$ 5,361,270
Waste Haulage		$ 1.87		$ 67,030	$ 102,249	$ 120,641	$ 109,035	$ 85,576	$ 34,267	$ -	$ -	$ -	$ 451,768
Access Drifts	$ 364.39			$ 501,036	$ 667,927	$ 1,188,640	$ 1,526,794	$ 1,342,777	$ 1,402,173	$ 1,244,027	$ 214,626	$ -	$ 7,586,964
Access Drift Waste Haulage		$ 1.87		$ 30,998	$ 41,323	$ 73,538	$ 94,459	$ 83,074	$ 86,749	$ 76,965	$ 13,278	$ -	$ 469,387
Ventilation	$ 637.42			$ 443,643	$ 93,063	$ -	$ -	$ -	$ 114,098	$ 114,735	$ -	$ -	$ 321,896
Production		$ 35.99		$ -	$ 5,760,307	$ 5,689,083	$ 5,765,382	$ 5,647,587	$ 5,784,925	$ 5,781,254	$ 1,655,576	$ -	$ 36,084,114
Dilution Waste		$ 33.98	10%	$ -	$ 543,860	$ 537,135	$ 544,339	$ 533,218	$ 546,184	$ 545,838	$ 156,311	$ -	$ 3,406,886
Back Fill		$ 4.36		$ -	$ 635,971	$ 679,066	$ 666,644	$ 634,576	$ 744,692	$ 675,643	$ 228,115	$ -	$ 4,264,708
Delineation Drilling	43853	$ 65.00			$ 455,032	$ 449,406	$ 455,433	$ 446,128	$ 456,977	$ 456,687	$ 130,781	$ -	$ 2,850,445
Total Cost				$ 1,838,170	$ 9,513,152	$ 10,169,198	$ 10,456,035	$ 9,788,491	$ 9,576,724	$ 8,895,149	$ 2,398,688	$ -	$ 60,797,437
Cost/TN ore				$ -	$ 59.44	$ 64.33	$ 65.27	$ 62.38	$ 59.58	$ 55.37	$ 52.14	$ -	$ 60.64

COST/TN ORE

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Haulage Drifts	$ 7.58	$ 9.06	$ 8.08	$ 6.47	$ 2.53	$ -	$ -	#DIV/0!	$ 5.35
Waste Haulage	$ 0.64	$ 0.76	$ 0.68	$ 0.55	$ 0.21	$ -	$ -	#DIV/0!	$ 0.45
Access Drifts	$ 4.17	$ 7.52	$ 9.53	$ 8.56	$ 8.72	$ 7.74	$ 4.67	#DIV/0!	$ 7.57
Access Drift Waste Haulage	$ 0.26	$ 0.47	$ 0.59	$ 0.53	$ 0.54	$ 0.48	$ 0.29	#DIV/0!	$ 0.47
Ventilation	$ 0.58	$ -	$ -	$ -	$ 0.71	$ 0.71	$ -	#DIV/0!	$ 0.32
Production	$ 35.99	$ 35.99	$ 35.99	$ 35.99	$ 35.99	$ 35.99	$ 35.99	#DIV/0!	$ 35.99
Dilution Waste	$ 3.40	$ 3.40	$ 3.40	$ 3.40	$ 3.40	$ 3.40	$ 3.40	#DIV/0!	$ 3.40
Back Fill	$ 3.97	$ 4.30	$ 4.16	$ 4.04	$ 4.63	$ 4.21	$ 4.96	#DIV/0!	$ 4.25
Delineation Drilling	$ 2.84	$ 2.84	$ 2.84	$ 2.84	$ 2.84	$ 2.84	$ 2.84	#DIV/0!	$ 2.84
Total Cost/Ton	$ 59.44	$ 64.33	$ 65.27	$ 62.38	$ 59.58	$ 55.37	$ 52.14	#DIV/0!	$ 60.64

Sensitivities

		BASE 962.23	IRR	NPV	PAYBACK, YEARS
Gold Price =		962.23	96.26%	$ 51,291,204	1.06
Gold Price		GOLD PRICE	IRR	NPV	
	$ 769.78		55.19%	$ 25,314,801	1.25
	$ 866.01		77.47%	$ 39,181,137	1.14
Base	$ 962.23		96.26%	$ 51,291,204	1.06
	$ 1,058.45		112.76%	$ 62,784,069	1.01
	$ 1,154.68		129.04%	$ 73,992,030	0.44
Capital	+/-	1.0			
	80%		122.42%	$ 54,669,434	
	90%		108.03%	$ 52,980,319	
	100%		96.26%	$ 51,291,204	
	110%		86.42%	$ 49,602,089	
	120%		78.07%	$ 47,912,974	
Operating	+/-	1.0			
	80%		111.52%	$ 66,075,020	
	90%		104.32%	$ 59,815,173	
	100%		96.26%	$ 51,291,204	
	110%		85.66%	$ 38,964,086	
	120%		71.24%	$ 21,596,264	
Recovery	+/-	90%			
	72%		55.02%	$ 25,260,384	
	81%		77.38%	$ 39,163,700	
	90%		96.26%	$ 51,291,204	
	99%		112.94%	$ 62,803,960	
Grade	+/-	1.0			
	80%		55.02%	$ 25,260,384	
	90%		77.38%	$ 39,163,700	
	100%		96.26%	$ 51,291,204	
	110%		112.94%	$ 62,803,960	
	120%		129.20%	$ 74,024,648	
Discount Rate	+/-	5.0%			
	0%		96.26%	$ 64,763,463	
	2%		96.26%	$ 58,904,720	
	3%		96.26%	$ 56,221,456	
	5%		96.26%	$ 51,291,204	
	7%		96.26%	$ 46,878,448	
	8%		96.26%	$ 44,844,900	

IRR

% Change	Gold Price	Capital	Operating	Recovery
-20%	55.19%	122.42%	111.52%	55.02%
-10%	77.47%	108.03%	104.32%	77.38%
0%	96.26%	96.26%	96.26%	96.26%
10%	112.76%	86.42%	85.66%	112.94%
20%	129.04%	78.07%	71.24%	0.00%

NPV

% Change	Gold Price	Capital	Operating	Recovery
-20%	$ 25,314,801	$ 54,669,434	$ 66,075,020	$ 25,260,384
-10%	$ 39,181,137	$ 52,980,319	$ 59,815,173	$ 39,163,700
0%	$ 51,291,204	$ 51,291,204	$ 51,291,204	$ 51,291,204
10%	$ 62,784,069	$ 49,602,089	$ 38,964,086	$ 62,800,960
20%	$ 73,992,030	$ 47,912,974	$ 21,596,264	$ -


IRR @ +/- 20% Variance
IRR, %
Gold Price
Capital
Operating


NPV @ +/- 20% Variance (5% Discount)
NPV, US$
Gold Price
Capital
Operating


NPV VS DISCOUNT RATE
NPV, US$
DISCOUNT RATE, %

FEASIBILTIY REVIEW - GOLD PRICE

DATE: 30-Nov-09

WEIGHTED AVERAGE (60BACK/40FORWARD) $ 962.23

GOLD PRICE 36 MONTH MOVING AVERAGE: $ 847.44 (LONDON PM FIX)

GOLD FORWARD SALES 24 MONTH AVERAGE: $ 1,134.41 (COMEX)

HISTORICAL GOLD PRICE	
MONTH	GOLD PRICE AVERAGE
Dec-09	$ 1,366.78
Nov-09	$ 1,127.04
Oct-09	$ 1,043.16
Sep-09	$ 996.59
Aug-09	$ 949.38
Jul-09	$ 934.23
Jun-09	$ 945.67
May-09	$ 926.04
Apr-09	$ 890.20
Mar-09	$ 924.27
Feb-09	$ 943.16
Jan-09	$ 858.69
Dec-08	$ 816.09
Nov-08	$ 760.86
Oct-08	$ 806.62
Sep-08	$ 829.93
Aug-08	$ 839.02
Jul-08	$ 939.77
Jun-08	$ 889.49
May-08	$ 888.66
Apr-08	$ 909.70

FUTURES	
MONTH	GOLD FUTURES
Jan-10	$ 1,193.50
Feb-10	$ 1,098.10
Mar-10	$ 1,098.90
Apr-10	$ 1,100.00
Jun-10	$ 1,105.10
Aug-10	$ 1,192.10
Oct-10	$ 1,193.80
Dec-10	$ 1,107.70
Feb-11	$ 1,136.00
Apr-11	$ 1,123.80
Aug-11	$ 1,127.60
Dec-11	$ 1,136.30

Todd Fayram

From: Brian Kirwin [bongold@intercomm.com]
Sent: Monday, June 01, 2009 8:22 AM
To: 'Todd Fayram'
Subject: Bonanza Tax Considerations

Todd,

This should help you get at least an approximate calculation going:

Using US taxes, we'll have US$24M in deferred exploration expenditures which will be depleted on a unit of production basis through the life of the mine.

Talk to you today

Brian

OVERALL

CAPITAL COST ESTIMATE

DESCRIPTION	TOTAL HOURS	TOTAL LABOR COST	TOTAL MATERIAL COST	TOTAL SUB COST	TOTAL OTHER COST	TOTAL COST
1100 MINE PREPRODUCTION	-	$ -	$ 519,687	$ 1,803,446	$ -	$ 2,323,133
1200 MINE EQUIPMENT	-	-	-	-	-	$ -
2100 CRUSHING	2,468	140,775	896,406	265,000	-	$ 1,302,181
2200 GRINDING	4,814	274,591	944,700	-	-	$ 1,219,291
2300 FLOTATION	2,600	148,304	200,146	128,153	-	$ 476,603
2410 CONCENTRATE DEWATERING	1,280	72,983	167,501	-	-	$ 240,484
2800 REAGENT HANDLING	1,561	89,039	195,322	-	-	$ 284,361
2900 PROCESS BUILDING	-	-	-	729,110	-	$ 729,110
3100 GENERAL SITE DEVELOPMENT	-	-	-	50,000	-	$ 50,000
3500 FENCING AND SECURITY	-	-	-	5,000	-	$ 5,000
4110 POWER DISTRIBUTION	-	-	-	130,000	-	$ 130,000
4200 FRESH WATER SUPPLY	1,235	70,444	109,550	40,000	-	$ 219,994
4300 PROCESS WATER SUPPLY	80	4,563	25,000	-	-	$ 29,563
4500 COMPRESSED AIR	355	20,249	29,658	-	-	$ 49,907
4800 COMMUNICATIONS	-	-	-	75,000	-	$ 75,000
5000 ANCILLARY BUILDINGS	-	-	-	20,000	-	$ 20,000
5100 SHOP	-	-	-	30,000	-	$ 30,000
5210 SEWAGE SYSTEM	-	-	-	5,000	-	$ 5,000
5300 ADMINISTRATION BUILDING	-	-	-	35,000	-	$ 35,000
5400 LABORATORY	-	-	-	185,000	-	$ 185,000
5500 GATE HOUSE	-	-	-	3,000	-	$ 3,000
5800 PLANT MOBILE AND UTILITY EQUIPMENT	-	-	-	136,000	-	$ 136,000
6100 TAILINGS	750	42,780	34,500	1,781,843	-	$ 1,859,123
6300 WATER RECLAIM	225	12,834	34,000	309,504	-	$ 356,338
6400 RECLAIM LINE	314	17,911	10,610	-	-	$ 28,521
8000 OWNERS COSTS	-	-	-	-	400,000	$ 400,000
9100 EPCM	-	-	-	-	1,533,684	$ 1,533,684
9200 CONSTRUCTION INDIRECTS	1,500	85,560	25,000	-	682,538	$ 793,098
9500 FREIGHT	-	-	-	-	159,604	$ 159,604
SUBTOTAL CAPITAL COSTS	17,182	980,033	3,192,080	5,731,056	2,775,827	12,678,995
9900 CONTINGENCY (10%)			LEVEL	10%	$ 1,267,900	$ 1,267,900
TOTAL CAPITAL	17,182	$ 980,033	$ 3,192,080	$ 5,731,056	$ 4,043,726	$ 13,946,895

MINING	$ 2,323,133
PLANT	$ 7,440,955
G&A START	$ 2,886,387

AREA 1000 - MINING

AREA 1100 MINE PREPRODUCTION DEVELOPMENT

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST	REMARKS
MOBILIZE CONTRACTOR	1	EA	0	0	$ -	$ -	$ -	$ 65,262	$ 65,262	$ -	$ -	$ 65,262	ASSUMES 20 LOADS @ 641.4 MILES@$5.5/MILE
PREPARE SITE	1	EA	0	0	$ -	$ -	$ -	$ 10,000	$ 10,000	$ -	$ -	$ 10,000	ALLOTMENT
CONSTRUCT FUEL STORAGE FACILITY	1	EA	0	0	$ -	$ -	$ -	$ 25,000	$ 25,000	$ -	$ -	$ 25,000	
CONSTRUCT EXPLOSIVES STORAGE FACILITY	1	EA	0	0	$ -	$ -	$ -	$ 15,000	$ 15,000	$ -	$ -	$ 15,000	
REHABILITATE/BERM HAUL ROAD	1	EA	0	0	$ -	$ -	$ -	$ 10,000	$ 10,000	$ -	$ -	$ 10,000	
REHABILITATE EXISTING PORTAL	1	EA	0	0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	COMPLETED
EXCAVATE AND SUPPORT NEW PORTAL	1	EA	0	0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
EXCAVATE AND SUPPORT RAMP	0	EA	0	0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
EXCAVATE AND SUPPORT STOPE ACCESSES	1	EA	0	0	$ -	$ -	$ -	$ 257,806	$ 257,806	$ -	$ -	$ 257,806	
HAUL WASTE TO SURFACE	1	EA	0	0	$ -	$ -	$ -	$ 175,630	$ 175,630	$ -	$ -	$ 175,630	
DELINEATION DRILLING	1	EA	0	0	$ -	$ -	$ -	$ 98,618	$ 98,618	$ -	$ -	$ 98,618	
EXCAVATE AND SUPPORT ESCAPEWAY/VENTALIATION RAISE	1	EA	0	0	$ -	$ -	$ -	$ 800,000	$ 800,000	$ -	$ -	$ 800,000	Update 3M raise.
EXCAVATE AND SUPPORT REFUGE CHAMBER	1	EA	0	0	$ -	$ -	$ -	$ 9,478	$ 9,478	$ -	$ -	$ 9,478	
CONSTRUCT REFUGE CHAMBER	1	EA	0	0	$ -	$ -	$ -	$ 1,000	$ 1,000	$ -	$ -	$ 1,000	
EXCAVATE AND SUPPORT NEW PORTAL	1	EA	0	0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
INSTALL VENTILATION FANS/BULK HEADS	1	EA	0	0	$ -	$ -	$ -	$ 25,000	$ 25,000	$ -	$ -	$ 25,000	
INSTALL SUMP	1	EA	0	0	$ -	$ -	$ -	$ 15,000	$ 15,000	$ -	$ -	$ 15,000	
EXCAVATE AND SUPPORT MAINTENANCE SHOP	1	EA	0	0	$ -	$ -	$ -	$ 43,716	$ 43,716	$ -	$ -	$ 43,716	
EXCAVATE AND SUPPORT MAINTENANCE SHOP SLASH	1	EA	0	0	$ -	$ -	$ -	$ 11,658	$ 11,658	$ -	$ -	$ 11,658	
CONSTRUCT UNDERGROUND MAINTENANCE SHOP	1	EA	0	0	$ -	$ -	$ -	$ 40,000	$ 40,000	$ -	$ -	$ 40,000	
INSTALL POWER LINE FROM MAIN SUB TO PORTAL	1	EA	0	0	$ -	$ -	$ -	$ 24,000	$ 24,000	$ -	$ -	$ 24,000	
INSTALL UNDERGROUND POWER DISTRIBUTION	1	EA	0	0	$ -	$ -	$ -	$ 176,278	$ 176,278	$ -	$ -	$ 176,278	
FIXED EQUIPMENT PURCHASE	1	EA	0	0	$ -	$ 519,687	$ 519,687	$ -	$ -	$ -	$ -	$ 519,687	SEE FIXED EQUIPMENT MATRIX
SUBTOTAL MINING				0	$ -		$ 519,687		$ 1,803,446		$ -	$ 2,323,133	

AREA 2000 - PROCESSING

AREA 2100 - CRUSHING AND FINE ORE STORAGE

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST	
20 FOUNDATIONS AND CONCRETE													
ALLOWANCE FOR PORTABLE CRUSHING PLANT FOUNDATION	1	LS	0	0	$ -	$ -	$ -	$ 50,000	$ 50,000	$ -	$ -	$ 50,000	
ALLOWANCE FOR CONVEYOR/BIN FOUNDATION	1	LS	0	0	$ -	$ -	$ -	$ 135,000	$ 135,000	$ -	$ -	$ 135,000	
30 STRUCTURES													
ALLOWANCE FOR CONVEYOR AND BIN STRUCTURAL STEEL	1	LS	0	0	$ -	$ -	$ -	$ 80,000	$ 80,000	$ -	$ -	$ 80,000	
50 MECHANICAL													
PORTABLE CRUSHING PLANT	1	EA	650	650	$ 37,076	$ 635,100	$ 635,100	$ -	$ -	$ -	$ -	$ 672,176	Portable new - 3' Symons cone reconditioned. All else new. Add 50K to cost for misc.
BIN FINE ORE: 20FT DIA X 27 FT TALL - 8030 FT3 UNLINED	32600	LB	0.02	652	$ 37,180	$ 1.91	$ 62,266	$ -	$ -	$ -	$ -	$ 99,456	
CHUTE - BIN FEED CONVEYOR	2900	LB	0.02	58	$ 3,308	$ 4.50	$ 13,050	$ -	$ -	$ -	$ -	$ 16,358	
CHUTE - FINE ORE BIN DISCHARGE - RUBBER LINED	2400	LB	0.02	48	$ 2,738	$ 4.50	$ 10,800	$ -	$ -	$ -	$ -	$ 13,538	
CHUTE CONVEYORS RUBBER LINED	1500	LB	0.02	30	$ 1,711	$ 4.50	$ 6,750	$ -	$ -	$ -	$ -	$ 8,461	
CONVEYOR BIN FEED - 15 HP 100' X 24" 15 HP	1	EA	250	250	$ 14,260	$ 61,640	$ 61,640	$ -	$ -	$ -	$ -	$ 75,900	All inc.
CONVEYOR BALL MILL FEED - 30" X 35FT 15 hp	1	EA	140	140	$ 7,986	$ 20,100	$ 20,100	$ -	$ -	$ -	$ -	$ 28,086	
CONVEYOR BALL MILL FEED - 30" X 50FT 15 hp	1	EA	150	150	$ 8,556	$ 25,700	$ 25,700	$ -	$ -	$ -	$ -	$ 34,256	
70 ELECTRICAL													
ELECTRICAL	1	LS	400	400	$ 22,816	$ 50,000	$ 50,000	$ -	$ -	$ -	$ -	$ 72,816	
80 INSTRUMENTATION AND PROCESS CONTROLS													
INSTRUMENTATION AND PROCESS CONTROL ADD	1	LS	90	90	$ 5,134	$ 11,000	$ 11,000	$ -	$ -	$ -	$ -	$ 16,134	
SUBTOTAL CRUSHING AND FINE ORE STORAGE				2468	$ 140,775		$ 896,406		$ 265,000		$ -	$ 1,302,181	

AREA 2000 - PROCESSING

AREA 2200 - GRINDING

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST	
20 FOUNDATIONS AND CONCRETE													
30 STRUCTURES													
50 MECHANICAL													
BALL BUCKET - GRINDING	400	EA	0.02	8	$ 456	$ 1.91	$ 764	$ -	$ -	$ -	$ -	$ 1,220	
BIN - MILL REJECT MATERIAL	1100	EA	0.02	22	$ 1,255	$ 4.50	$ 4,950	$ -	$ -	$ -	$ -	$ 6,205	
BALL MILL FEED CHUTE (12.5 ft3)	1800	EA	0.02	36	$ 2,053	$ 4.50	$ 8,100	$ -	$ -	$ -	$ -	$ 10,153	
MAINTENACE JIB	1	EA	80	80	$ 4,563	$ 5,558	$ 5,556	$ -	$ -	$ -	$ -	$ 10,120	floor mounted jib crane
CYCLONES (2+1) 10 INCH OPERATING CYCLOPACK	1	EA	150	150	$ 8,556	$ 27,810	$ 27,810	$ -	$ -	$ -	$ -	$ 36,366	gmax 10 inch - 4270 ea + 15,000 manifold.
HOPPER GRINDING BALL FEED	2600	EA	0.02	52	$ 2,966	$ 1.91	$ 4,966	$ -	$ -	$ -	$ -	$ 7,932	
INCHING DRIVE - BALL MILL	0	EA	140	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
LUBE UNIT - HIGH PRESSURE	0	EA	140	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
LUBE UNIT - LOW PRESSURE	0	EA	140	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
MAGNET GRINDING BALL	0	EA	30	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
MILL BALL 10 FT X 10 FT, 500 HP MOTOR	1	EA	1750	1,750	$ 99,820	$ 621,000	$ 621,000	$ -	$ -	$ -	$ -	$ 720,820	Ball Mill (NJB & Dangelo) - 225,000 +100,000 refurb+50103 liners+250,000 motor
PUMP BOX - CYCLONE FEED - RUBBER LINED	2000	EA	0.02	40	$ 2,282	$ 4.5	$ 9,000	$ -	$ -	$ -	$ -	$ 11,282	
PUMP CYCLONE FEED SRL 6X4	2	EA	75	150	$ 8,556	$ 11,777	$ 23,554	$ -	$ -	$ -	$ -	$ 32,110	Metso+2250 motor
SUMP PUMP - GRINDING AREA	1	EA	36	36	$ 2,053	$ 7,500	$ 7,500	$ -	$ -	$ -	$ -	$ 9,553	
WEIGHTOMETER - MILL FEED	1	EA	20	20	$ 1,141	$ 5,000	$ 5,000	$ -	$ -	$ -	$ -	$ 6,141	
LIFTING CRADLE - BALL MILL	1	EA	0	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	Small Mill - Use Cribing
BOLT REMOVAL TOOL	1	EA	20	20	$ 1,141	$ 5,000	$ 5,000	$ -	$ -	$ -	$ -	$ 6,141	
SUMP PUMP FRAME	1	EA	10	10	$ 570	$ 1,500	$ 1,500	$ -	$ -	$ -	$ -	$ 2,070	
60 PIPING													
PIPING	1	EA	620	620	$ 35,365	$ 54,000	$ 54,000	$ -	$ -	$ -	$ -	$ 89,365	
70 ELECTRICAL													
ELECTRICAL	1	EA	1500	1,500	$ 85,560	$ 125,000	$ 125,000	$ -	$ -	$ -	$ -	$ 210,560	
80 INSTRUMENTATION AND PROCESS CONTROLS													
INSTRUMENTATION AND PROCESS CONTROL ADD	1	EA	320	320	$ 18,253	$ 41,000	$ 41,000	$ -	$ -	$ -	$ -	$ 59,253	
SUBTOTAL GRINDING				4,834	$ 274,591		$ 944,709		$ -		$ -	$ 1,219,291	

AREA 2000 - PROCESSING

AREA 2300 - FLOTATION

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST	
20 FOUNDATIONS AND CONCRETE													
30 STRUCTURES													
50 MECHANICAL													
CONDITIONER AGITATOR	1	EA	30	30	$ 1,711	6200	$ 6,200	0	$ -	0	$ -	$ 7,911	
DISTRIBUTION BOX - ROUGHER FLOTATION FEED	600	EA	0.02	12	$ 684	1.91	$ 1,146	0	$ -	0	$ -	$ 1,830	
BLOWERS - BLOWERS FLOTATION 30 HP	1	EA	40	40	$ 2,282	12500	$ 12,500	0	$ -	0	$ -	$ 14,782	
FLOTATION ROUGHERS 100 FT3	4	EA	0	0	$ -	0	$ -	12815.25	$ 51,261	0	$ -	$ 51,261	new agitair
FLOTATION SCAVENGERS 100 FT3	4	EA	0	0	$ -	0	$ -	12815.25	$ 51,261	0	$ -	$ 51,261	new agitair
FLOTATION CLEANERS 25 FT3	2	EA	0	0	$ -	0	$ -	12815.25	$ 25,631	0	$ -	$ 25,631	new agitair
PUMPBOX ROUGHER CONCENTRATE	1400	EA	0.02	28	$ 1,597	4.5	$ 6,300	0	$ -	0	$ -	$ 7,897	
PUMPBOX ROUGHER TAILINGS	1400	EA	0.02	28	$ 1,597	4.5	$ 6,300	0	$ -	0	$ -	$ 7,897	
PUMP ROUGHER CONCENTRATE	2	EA	40	80	$ 4,563	6573	$ 13,146	0	$ -	0	$ -	$ 17,709	
PUMP TAILINGS SRL 8X6	2	EA	40	80	$ 4,563	11102	$ 22,204	0	$ -	0	$ -	$ 26,767	
SUMP PUMP FLOTATION AREA	1	EA	40	40	$ 2,282	7500	$ 7,500	0	$ -	0	$ -	$ 9,782	
SAMPLER ROUGHER FLOTATION	1	EA	40	40	$ 2,282	3900	$ 3,900	0	$ -	0	$ -	$ 6,182	
CONDITIONER TANK	2100	EA	0.02	42	$ 2,396	4.5	$ 9,450	0	$ -	0	$ -	$ 11,846	
SUMP PUMP FRAME	1	EA	10	10	$ 570	1500	$ 1,500	0	$ -	0	$ -	$ 2,070	
60 PIPING													
PIPING	1	EA	800	800	$ 45,632	55000	$ 55,000	0	$ -	0	$ -	$ 100,632	
70 ELECTRICAL													
ELECTRICAL	1	EA	1200	1200	$ 68,448	40000	$ 40,000	0	$ -	0	$ -	$ 108,448	
80 INSTRUMENTATION AND PROCESS CONTROLS													
INSTRUMENTATION AND PROCESS CONTROL ADD	1	EA	170	170	$ 9,697	15000	$ 15,000	0	$ -	0	$ -	$ 24,697	
SUBTOTAL FLOTATION				2600	$ 148,304		$ 200,146		$ 128,153		$ -	$ 476,603	

AREA 2000 - PROCESSING

AREA 2410 - CONCENTRATE DEWATER

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST	
20 FOUNDATIONS AND CONCRETE													
30 STRUCTURES													
50 MECHANICAL													
CONCENTRATE THICKENER DISTRIBUTION BOX	600	EA	0.02	12	$ 684	2.50	$ 1,500	0	$ -	0	$ -	$ 2,184	
DISC FILTER 4FT X 1 DISC	1	EA	120	120	$ 6,845	35300	$ 35,300	0	$ -	0	$ -	$ 42,145	
CONCENTRATE THICKENER UNDERFLOW PUMP	2	EA	36	72	$ 4,107	2600	$ 5,200	0	$ -	0	$ -	$ 9,307	
GRINDING WATER PUMP	2	EA	45	90	$ 5,134	2500	$ 5,000	0	$ -	0	$ -	$ 10,134	
FILTRATE WATER PUMP	2	EA	24	48	$ 2,738	1500	$ 3,000	0	$ -	0	$ -	$ 5,738	
ROUGHER CONCENTRATE SAMPLER	1	EA	40	40	$ 2,282	2800	$ 2,800	0	$ -	0	$ -	$ 5,082	
CONCENTRATE THICKENER SUMP PUMP	1	EA	50	50	$ 2,852	2800	$ 2,800	0	$ -	0	$ -	$ 5,652	
THICKENER - CONCENTRATE	1	EA	120	120	$ 6,845	35816	$ 35,816	0	$ -	0	$ -	$ 42,661	10' foot
GRINDING WATER TANK	1500	EA	0.015	22.5	$ 1,283	1.91	$ 2,865	0	$ -	0	$ -	$ 4,148	
TANK - FILTRATE SEAL POT	2000	EA	0.015	30	$ 1,711	1.91	$ 3,820	0	$ -	0	$ -	$ 5,531	
RECIEVER DISK FILTER SNAP	1	EA	20	20	$ 1,141	1500	$ 1,500	0	$ -	0	$ -	$ 2,641	
RECIEVER FILTRATE RECEIVING	1	EA	20	20	$ 1,141	1500	$ 1,500	0	$ -	0	$ -	$ 2,641	
SAMPLER ROUGHER FLOTATION	1	EA	40	40	$ 2,282	3900	$ 3,900	0	$ -	0	$ -	$ 6,182	
VACUUM PUMP	1	EA	45	45	$ 2,567	5500	$ 5,500	0	$ -	0	$ -	$ 8,067	
60 PIPING													
PIPING	1	EA	300	300	$ 17,112	31000	$ 31,000	0	$ -	0	$ -	$ 48,112	
70 ELECTRICAL													
ELECTRICAL	1	EA	200	200	$ 11,408	20000	$ 20,000	0	$ -	0	$ -	$ 31,408	
80 INSTRUMENTATION AND PROCESS CONTROLS													
INSTRUMENTATION AND PROCESS CONTROL ADD	1	EA	50	50	$ 2,852	6000	$ 6,000	0	$ -	0	$ -	$ 8,852	
SUBTOTAL CONCENTRATE DEWATER				1279.5	$ 72,983		$ 167,501		$ -		$ -	$ 240,484	

AREA 2000 - PROCESSING

AREA 2800 - REAGENT HANDLING

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
AGITATOR - XANTHATE MIX TANK	1	EA	30	30	$ 1,711	$6,400	$ 6,400		$ -		$ -	$ 8,111
PUMP - XANTHATE TRANSFER	1	EA	24	24	$ 1,369	$3,000	$ 3,000		$ -		$ -	$ 4,369
PUMP - XANTHATE METERING	3	EA	20	60	$ 3,422	$1,200	$ 3,600		$ -		$ -	$ 7,022
TANK - XANTHATE MIX	2300	EA	0.015	34.5	$ 1,968	$1.91	$ 4,393		$ -		$ -	$ 6,361
TANK - XANTHATE HOLDING	2300	EA	0.015	34.5	$ 1,968	$1.91	$ 4,393		$ -		$ -	$ 6,361
AGITATOR - COLLECTOR MIX TANK	2	EA	30	60	$ 3,422	$6,400	$ 12,800		$ -		$ -	$ 16,222
PUMP - COLLECTOR METERING	6	EA	20	120	$ 6,845	$1,200	$ 7,200		$ -		$ -	$ 14,045
TANK - COLLECTOR MIX	2300	EA	0.015	34.5	$ 1,968	$1.91	$ 4,393		$ -		$ -	$ 6,361
TANK - COLLECTOR MIX	2300	EA	0.015	34.5	$ 1,968	$1.91	$ 4,393		$ -		$ -	$ 6,361
PUMP - FROTHER METERING	3	EA	20	60	$ 3,422	$1,200	$ 3,600		$ -		$ -	$ 7,022
TANK - FROTHER	2300	EA	0.015	34.5	$ 1,968	$1.91	$ 4,393		$ -		$ -	$ 6,361
AGITATOR - COPPER SULFATE	1	EA	30	30	$ 1,711	$6,400	$ 6,400		$ -		$ -	$ 8,111
PUMP - COPPER SULFATE	1	EA	24	24	$ 1,369	$3,000	$ 3,000		$ -		$ -	$ 4,369
TANK - COPPER SULFATE	400	EA	0.015	6	$ 342	$1.91	$ 764		$ -		$ -	$ 1,106
FLOCCULENT MIXING SYSTEM	1		100	100	$ 5,704	$35,000	$ 35,000		$ -		$ -	$ 40,704
AGITATOR - FLOCCULENT	1	EA	30	30	$ 1,711	$3,300	$ 3,300		$ -		$ -	$ 5,011
PUMP - FLOCCULENT	2	EA	20	40	$ 2,282	$1,200	$ 2,400		$ -		$ -	$ 4,682
TANK - FLOCCULENT	2300	EA	0.015	34.5	$ 1,968	$1.91	$ 4,393		$ -		$ -	$ 6,361
60 PIPING												
PIPING	1	EA	500	500	$ 28,520	$50,000	$ 50,000		$ -		$ -	$ 78,520
70 ELECTRICAL												
ELECTRICAL	1	EA	200	200	$ 11,408	$22,500	$ 22,500		$ -		$ -	$ 33,908
80 INSTRUMENTATION AND PROCESS CONTROLS												
INSTRUMENTATION AND PROCESS CONTROL ADD	1	EA	70	70	$ 3,993	$9,000	$ 9,000		$ -		$ -	$ 12,993
SUBTOTAL REAGENT HANDLING				1,561	$ 89,039		$195,322		$0		$0	$284,361

AREA 2000 - PROCESSING

AREA 2900 - PROCESS PLANT BUILDING

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST		
20 FOUNDATIONS AND CONCRETE														
30 STRUCTURES														
PROCESS PLANT BUILDING - GRINDING FLOTATION	6900	SQFT	0	0	$ -	0	$ -	80.9	$ 556,210	0	$ -	$ 556,210	60x115	concrete: overall 750 yd3 @ 515 install/yd3+25/sq ft misc.
PROCESS PLANT BUILDING - REFINERY REAGENTS	1000	SQFT	0	0	$ -	0	$ -	80.9	$ 80,900	0	$ -	$ 80,900	30x30	concrete: overall 111 yd3 @ 515 install/yd3+25/sq ft misc.
PLANT OFFICE/CONTROL ROOM	225	SQFT	0	0	$ -	0	$ -	200	$ 45,000	0	$ -	$ 45,000		AIR CONDITIONED - NO CONCRETE
MCC AREA	225	SQFT	0	0	$ -	0	$ -	200	$ 45,000	0	$ -	$ 45,000		AIR CONDITIONED
50 MECHANICAL														
60 PIPING														
70 ELECTRICAL														
80 INSTRUMENTATION AND PROCESS CONTROLS														
SUBTOTAL PROCESS PLANT BUILDING				0	$ -		$ -		$ 720,110		$ -	$ 720,110		

AREA 3000 - GENERAL

AREA 3100 - GENERAL SITE DEVELOPMENT ROADS

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
ALLOWANCE FOR SITE PREP	1	EA	0	0	$ -	0	$ -	50000	$ 50,000	0	$ -	$ 50,000
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL GENERAL SITE DEVELOPMENT				0	$ -		$ -		$ 50,000		$ -	$ 50,000

AREA 3000 - GENERAL

AREA 3500 - FENCING AND SECURITY

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
UPGRADE SITE FENCING	1000	FT	0	0	$ -	0	$ -	5.00	$ 5,000	0	$ -	$ 5,000
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL GENERAL SITE DEVELOPMENT				0	$ -		$ -		$ 5,000		$ -	$ 5,000

AREA 4000 - SERVICES

AREA 4110 - POWER DISTRUBUTION

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
POWER FEED TO MILL ALLOWANCE	1	EA	0	0	$ -	0	$ -	130000	$ 130,000	0	$ -	$ 130,000
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL GENERAL SITE DEVELOPMENT				0	$ -		$ -		$ 130,000		$ -	$ 130,000

AREA 4000 - SERVICES

AREA 4200 - FRESH WATER SUPPLY

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
ALLOWANCE FOR RAW WATER SUPPLY WELLS	1	EA	0	0	$ -	0	$ -	40000.00	$ 40,000	0	$ -	$ 40,000
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
RAW WATER SUPPLY WELLS	0	EA	0	0	$ -	0	$ -	0.00	$ -	0	$ -	$ -
RAW WATER TANK - USE EXISTING - REPAIR	1	EA	80	80	$ 4,563	10000	$ 10,000	0.00	$ -	0	$ -	$ 14,563
RAW WATER DISTRUBUTION PUMPS	0	EA	0	0	$ -	0	$ -	0.00	$ -	0	$ -	$ -
GLAND SEAL WATER PUMPS	2	EA	40	80	$ 4,563	5000	$ 10,000	0.00	$ -	0	$ -	$ 14,563
FIRE PUMP SKID - HYDRANTS ON SITE - REPAIR	1	LS	120	120	$ 6,845	50000	$ 50,000	0.00	$ -	0	$ -	$ 56,845
POTABLE WATER SUPPLY - TRUCK TO SITE	1	EA	0	0	$ -	0	$ -	0.00	$ -	0	$ -	$ -
60 PIPING												
RAW WATER SUPPLY PIPELINE	7850	EA	0.1	785	$ 44,776	3.00	$ 23,550	0.00	$ -	0	$ -	$ 68,326
PIPING ALLOWANCE	1	LS	60	60	$ 3,422	5000	$ 5,000	0.00	$ -	0	$ -	$ 8,422
70 ELECTRICAL												
ELECTRICAL ALLOWANCE	1	LS	90	90	$ 5,134	8000	$ 8,000	0.00	$ -	0	$ -	$ 13,134
80 INSTRUMENTATION AND PROCESS CONTROLS												
ELECTRICAL ALLOWANCE	1	LS	20	20	$ 1,141	3000	$ 3,000	0.00	$ -	0	$ -	$ 4,141
SUBTOTAL FRESH WATER SUPPLY				1235	$ 70,444		$ 109,550		$ 40,000		$ -	$ 219,994

AREA 4000 - SERVICES

AREA 4300 - PROCESS WATER SUPPLY

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
RAW WATER TANK - USE EXISTING - REPAIR	1	EA	100	80	$ 4,563	25000	$ 25,000	0.00	$ -	0	$ -	$ 29,563
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL PROCESS WATER SUPPLY				80	$ 4,563		$ 25,000		$ -		$ -	$ 29,563

AREA 4000 - SERVICES

AREA 4500 - COMPRESSED AIR

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
COMPRESSOR PLANT AIR	1	EA	75	75	$ 4,278	19558	$ 19,558	0.00	$ -	0	$ -	$ 23,836
DRYER	1	EA	20	20	$ 1,141	0	$ -	0.00	$ -	0	$ -	$ 1,141
RECEIVER	1	EA	20	20	$ 1,141	1200	$ 1,200	0.00	$ -	0	$ -	$ 2,341
RECIEVER INSTRUMENT AIR	1	EA	20	20	$ 1,141	0	$ -	0.00	$ -	0	$ -	$ 1,141
PLANT AIR	2	EA	40	80	$ 4,563	1200	$ 2,400	0.00	$ -	0	$ -	$ 6,963
60 PIPING												
PIPING ALLOWANCE	1	LS	80	80	$ 4,563	2500	$ 2,500	0.00	$ -	0	$ -	$ 7,063
70 ELECTRICAL												
ELECTRICAL ALLOWANCE	1	LS	40	40	$ 2,282	3500	$ 3,500	0.00	$ -	0	$ -	$ 5,782
80 INSTRUMENTATION AND PROCESS CONTROLS												
ELECTRICAL ALLOWANCE	1	LS	20	20	$ 1,141	500	$ 500	0.00	$ -	0	$ -	$ 1,641
SUBTOTAL COMPRESSED AIR				355	$ 20,249		$ 29,658		$ -		$ -	$ 49,907

AREA 4000 - SERVICES

AREA 4800 - COMMUNICATIONS

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
ELECTRICAL ALLOWANCE	1	LS	0	0	$ -	0	$ -	75000.00	$ 75,000	0	$ -	$ 75,000
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL COMMUNICATIONS				0	$ -		$ -		$ 75,000		$ -	$ 75,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5000 - ANCILLARY BUILDINGS AND FACILITIES

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
GENERAL CLEAN-UP	1	LS	0	0	$ -	0	$ -	20000.00	$ 20,000	0	$ -	$ 20,000
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL ANCILLARY BUILDINGS AND FACILITIES				0	$ -		$ -		$ 20,000		$ -	$ 20,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5100 - SHOP

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
SHOP CLEAN-UP ALLOWANCE	1	LS	0	0	$ -	0	$ -	5000.00	$ 5,000	0	$ -	$ 5,000
CHANGEHOUSE CLEAN-UP ALLOWANCE	1	LS	0	0	$ -	0	$ -	25000.00	$ 25,000	0	$ -	$ 25,000
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL SHOP				0	$ -		$ -		$ 30,000		$ -	$ 30,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5210 - SEWAGE

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
SEWAGE CLEANOUT	1	LS	0	0	$ -	0	$ -	5000.00	$ 5,000	0	$ -	$ 5,000
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL SEWAGE				0	$ -		$ -		$ 5,000		$ -	$ 5,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5300 - ADMINISTRATION BUILDING

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
ADMINISTRATION BUILDING	1	LS	0	0	$ -	0	$ -	20000.00	$ 20,000	0	$ -	$ 20,000
WAREHOUSE	1	LS	0	0	$ -	0	$ -	15000.00	$ 15,000	0	$ -	$ 15,000
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL ADMINISTRATION BUILDING				0	$ -		$ -		$ 35,000		$ -	$ 35,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5400 - LABORATORY BUILDING

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
LABORATORY BUILDING	1	LS	0	0	$ -	0	$ -	10000.00	$ 10,000	0	$ -	$ 10,000
EQUIPMENT	1	LS	0	0	$ -	0	$ -	175000.00	$ 175,000	0	$ -	$ 175,000
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL LABORATORY				0	$ -		$ -		$ 185,000		$ -	$ 185,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5500 - GATEHOUSE

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
GATE REPAIRS - FIX FENCE GATE	1	LS	0	0	$ -	0	$ -	3000.00	$ 3,000	0	$ -	$ 3,000
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTALGATEHOUSE				0	$ -		$ -		$ 3,000		$ -	$ 3,000

AREA 5000 - BUILDINGS AND FACILITIES

AREA 5800 - PLANT MOBILE AND UTILITY EQUIPMENT

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
BOBCAT	2	LS	0	0	$ -	0	$ -	28000.00	$ 56,000	0	$ -	$ 56,000
FORKLIFT	1	LS	0	0	$ -	0	$ -	20000.00	$ 20,000	0	$ -	$ 20,000
LOADER 950	1	LS	0	0	$ -	0	$ -	35000.00	$ 35,000	0	$ -	$ 35,000
TOOLS	1	LS	0	0	$ -	0	$ -	25000.00	$ 25,000	0	$ -	$ 25,000
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL PLANT MOBILE AND UTILITY EQUIPMENT				0	$ -		$ -		$ 136,000		$ -	$ 136,000

AREA 6000 - TAILINGS

AREA 6100 - TAILINGS DAM MANAGEMENT

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
TAILINGS DAM COST PHASE 1	0	YD3	0	0	$ -	0	$ -	0.00	$ 1,286,203	0	$ -	$ 1,286,203
TAILINGS FILLER MATERIAL	0	YD3	0.03	0	$ -	12.50	$ -	0.00	$ 495,640	0	$ -	$ 495,640
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
TAILING PIPELINE	6500	FT	0.1	650	$ 37,076	3.00	$ 19,500	0.00	$ -	0	$ -	$ 56,576
TAILING SPIGOTS AND VALVES ALLOWANCE	1	LS	100	100	$ 5,704	15000	$ 15,000	0.00	$ -	0	$ -	$ 20,704
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL TAILINGS				750	$ 42,780		$ 34,500		$ 1,781,843		$ -	$ 1,859,123

AREA 6000 - TAILINGS

AREA 6300 - WATER RECLAIM

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
New Pond	1	LS	0	0	$ -	0	$ -	309504.00	$ 309,504	0	$ -	$ 309,504
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
RECLAIM WATER SYSTEM - PUMPS	2	LS	50	100	$ 5,704	7500	$ 15,000	0.00	$ -	0	$ -	$ 20,704
RECLAIM WATER SYSTEM - BARGE	1	LS	50	50	$ 2,852	7500	$ 7,500	0.00	$ -	0	$ -	$ 10,352
60 PIPING												
PIPING ALLOWANCE	1	LS	20	20	$ 1,141	1000	$ 1,000	0.00	$ -	0	$ -	$ 2,141
TAILING SPIGOTS AND VALVES ALLOWANCE	1	LS	25	25	$ 1,426	7500	$ 7,500	0.00	$ -	0	$ -	$ 8,926
70 ELECTRICAL												
PIPING ALLOWANCE	1	LS	20	20	$ 1,141	2000	$ 2,000	0.00	$ -	0	$ -	$ 3,141
80 INSTRUMENTATION AND PROCESS CONTROLS												
PIPING ALLOWANCE	1	LS	10	10	$ 570	1000	$ 1,000	0.00	$ -	0	$ -	$ 1,570
SUBTOTAL WATER RECLAIM				225	$ 12,834		$ 34,000		$ 309,504		$ -	$ 356,338

AREA 6000 - TAILINGS

AREA 6400 - WATER RECLAIM LINE

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
RECLAIM WATER PIPELINE	3300	FT	0.08	264	$ 15,059	1.7	$ 5,610	0.00	$ -	0	$ -	$ 20,669
TAILING SPIGOTS AND VALVES ALLOWANCE	1	LS	50	50	$ 2,852	5000	$ 5,000	0.00	$ -	0	$ -	$ 7,852
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
SUBTOTAL WATER RECLAIM LINE				314	$ 17,911		$ 10,610		$ -		$ -	$ 28,521

AREA 8000 - OWNERS COSTS

AREA 8000 - OWNERS COSTS

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
90 OWNERS COSTS												
OWNERS COSTS	1	LS	0	0	$ -	0	$ -	0.00	$ -	400000	$ 400,000	$ 400,000
SUBTOTAL OWNERS COSTS				0	$ -		$ -		$ -		$ 400,000	$ 400,000

AREA 9100 - EPCM

AREA 9100 - EPCM

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
90 OWNERS COSTS												
EPCM - MINING	1	LS	0	0	$ -	0	$ -	0.00	$ -	225000	$ 225,000	$ 225,000
EPCM - OTHER 15% OF DIRECTS EXCLUDING MINING	1	LS	0	0	$ -	0	$ -	0.00	$ -	933684	$ 933,684	$ 933,684
GEOTECHNICAL	1	LS	0	0	$ -	0	$ -	0.00	$ -	25000	$ 25,000	$ 25,000
ENVIRONMENTAL	1	LS	0	0	$ -	0	$ -	0.00	$ -	350000	$ 350,000	$ 350,000
SUBTOTAL EPCM				0	$ -		$ -		$ -		$ 1,533,684	$ 1,533,684

AREA 9200 - EPCM

AREA 9100 - CONSTRUCTION INDIRECTS

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST	
10 SITE AND EARTHWORK													
20 FOUNDATIONS AND CONCRETE													
30 STRUCTURES													
50 MECHANICAL													
60 PIPING													
70 ELECTRICAL													
80 INSTRUMENTATION AND PROCESS CONTROLS													
90 OWNERS COSTS													
CRANE RENTAL - 120 TON - 3 MONTHS	1	LS	0	0	$ -	0	$ -	0.00	$ -	57000	$ 57,000	$ 57,000	
CRANE RENTAL - 200 TON - 3 MONTHS	1	LS	0	0	$ -	0	$ -	0.00	$ -	89000	$ 89,000	$ 89,000	
MOB DEMOB CRANES	1	LS	0	0	$ -	0	$ -	0.00	$ -	30000	$ 30,000	$ 30,000	
TEMPORARY FACILITES AND SERVICES	1	LS	0	0	$ -	0	$ -	0.00	$ -	244815	$ 244,815	$ 244,815	2.5% OF TOTAL
VENDOR REPS	1	LS	0	0	$ -	0	$ -	0.00	$ -	50000	$ 50,000	$ 50,000	
START-UP AND COMMISSIONING	1	LS	1500	1500	$ 85,560	25000	$ 25,000	0.00	$ -	0	$ -	$ 110,560	
SPARE PARTS (3.5% MECH EQUIPMENT COST)	1	LS	0	0	$ -	0	$ -	0.00	$ -	111723	$ 111,723	$ 111,723	
FIRST FILL	1	LS	0	0	$ -	0	$ -	0.00	$ -	50000	$ 50,000	$ 50,000	
VENDOR REPS	1	LS	0	0	$ -	0	$ -	0.00	$ -	50000	$ 50,000	$ 50,000	
SUBTOTAL CONSTRUCTION INDIRECTS				1500	$ 85,560		$ 25,000		$ -		$ 682,538	$ 793,098	

AREA 9100 - EPCM

AREA 9500 - FREIGHT

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
90 OWNERS COSTS												
FREIGHT 5% OF MATERIALS AND EQUIPMENT COST	1	LS	0	0	$ -	0	$ -	0.00	$ -	159604	$ 159,604	$ 159,604
SUBTOTAL FREIGHT				0	$ -		$ -		$ -		$ 159,604	$ 159,604

AREA 9100 - EPCM

AREA 9900 - CONTINGENCY

DESCRIPTION	QUANTITY	UNIT	HR/UNIT	TOTAL HOURS	TOTAL LABOR COST	UNIT MATERIAL COST	TOTAL MATERIAL COST	UNIT SUB COST	TOTAL SUB COST	UNIT OTHER COST	TOTAL OTHER COST	TOTAL COST
10 SITE AND EARTHWORK												
20 FOUNDATIONS AND CONCRETE												
30 STRUCTURES												
50 MECHANICAL												
60 PIPING												
70 ELECTRICAL												
80 INSTRUMENTATION AND PROCESS CONTROLS												
90 OWNERS COSTS												
CONTINGENCY (20% OF TOTAL COST)	1	LS	0	0	$ -	0	$ -	0.00	$ -	1267900	$ 1,267,900	$ 1,267,900
SUBTOTAL CONTINGENCY				0	$ -		$ -		$ -		$ 1,267,900	$ 1,267,900

ARIZONA   FED TAX - 35%

Changes: New property tax rates; new "percent good factors"; new discount factor.

Corporate Income Tax   2008

The Arizona corporate income tax rate for the 2006 tax year is 6.968%. A depletion allowance comparable to the Federal depletion allowance is deductible for purposes of calculating net income. Arizona also uses the Federal procedures for treatment of mine exploration expenses. However, Arizona does not conform to recent changes in Federal tax law; therefore, Federal income may not be the same as Arizona income in some cases.

Multi-state companies use a method to calculate corporate income tax in which the percentages of property value, payroll and sales attributed to Arizona operations are used to apportion taxable income.

Property Tax

Information in this section is partly extracted from the "Appraisal Manual for Centrally Valued Natural Resource Properties, 2005 Valuation Year, Tax Year 2006", by the Arizona Department of Revenue, Division of Property Valuation and Equalization, Centrally Valued Properties Section, January 1, 2005.

Based on current statutes, centrally valued mine property is separated for assessment purposes into producing, non-producing and environmental technology categories. Producing mines, which are assessed as Class 1.1 property, include properties which are intended for use in, or are actively engaged in the extraction and/or production of metal, mineral or mineral substances for commercial purposes. Non-producing mines represent idle properties which were assessed as producing properties, but which have been shut down within the previous tax year. Full cash values for non-producing mines may be assigned to either Class 2.1e or Class 2.2e property depending on current use. Qualifying environmental technology property is valued under the same regulations and procedures as producing or non-producing mining property. The full cash value for this type of property is assessed as Class 6.5 property.

The state of Arizona has a classified property assessment system. Under this system, the assessed value entered into the tax rolls depends on the full cash value and the assessment ratio for that class of property. The full cash value for a producing mine (Class 1.1 property) is assessed at a 25% ratio for the 2006 tax year. For the tax year 2006 and later this rate will be reduced by ½% annually until it reaches 20%.

Non-producing mines assigned to Class 2.2e property are assessed at a 16% ratio. If a non-producing mine is assigned to Class 2.1e property, the assessment ratio is 25%.

Certified environmental technology, as Class 6.5 property, is assessed at a preferential rate of 5%. Additions to existing certified environmental technology property qualify for a period up to 20 years after production starts. However, since the certification legislation expired, no new environmental technology property qualifies for this treatment.

Environmental technology property includes hydrometallurgical processing facilities and equipment used exclusively for solvent-extraction and electrowinning, hydrometallurgical recovery, precipitation and refining. This class also includes smelter gas treatment facilities (sulfuric acid plants) at smelters, but does not include smelters, open pit or underground mines or concentrators.

In 1995, the Arizona legislature repealed the authority for the Department of Revenue to assess taxes on mining property for leasehold interests on state, municipal or Indian lands. This property was formerly assessed at 1.0% of its full cash value.

The average statewide tax rate for taxes due in 2006 is $10.99 per $100 assessed valuation. The combined primary and secondary tax rates for each county are listed below:

County	*Average Tax Rates 2006 (dollars per $100 assessed valuation)
Apache	6.87
Cochise	11.37
Coconino	8.22
Gila	11.99
Graham	10.04
Greenlee	4.18
La Paz	10.50
Maricopa	10.50
Mojave	9.11
Navajo	9.10
Pima	14.61
Pinal	15.08
Santa Cruz	12.23
Yavapai	9.00
Yuma	12.67
Average	10.61

→ COUNTY WIDE 4.36
IN A; CITY ADD SCHOOL CNTY/FIRE

*Urban areas are weighted more heavily in determining county averages, therefore mining properties located in rural areas would generally be taxed at a lower rate.

Operating mining properties are appraised by the Department of Revenue. Non-operating properties are appraised by local assessors. Three methods are used by the state for determining full cash value of operating properties: the income approach, the cost approach, and the market approach.

The *income approach* is the preferred method for appraising stable, mature operations. This method consists of discounting future cash flows to present worth at a discount rate appropriate to justify mine investments. Future cash flows are predicted by analysis of past profit margins rather than by estimation of future costs and metal prices. Profit margins for the last five years are averaged and then adjusted for expected future economic or technological changes, such as the addition of a by-product recovery plant, or installation of new, larger scale, more efficient equipment. Operating life is determined by dividing reserves by the annual production rate.

Costs allowable in computation of profit margin include direct mining, milling, leaching, solvent extraction, smelting and refining or other necessary processing costs, overhead, freight, capitalized replacement expenditures, capitalized environmental expenditures, and taxes associated with the operating unit. Costs *not* allowable include depreciation, depletion, interest, original and expansion capital, private party royalties, and pre-production stripping charges.

A base capitalization rate for discounting future cash flows is determined each year by review of current industry practice. The Department of Revenue uses separate discount rates for base metal and gold properties to account for the economic differentials and lower capitalization costs usually associated with gold properties. The discount rates for the 2005 tax year are 11% for base metal, coal and industrial mineral mines. This will be increased to 12% for 2006. These rates can be adjusted by the valuation engineer to account for risks unique to a particular operation. The discount for gold mines has not been determined as no gold mines are currently operating in the state.

The *cost approach* is used where construction work is in progress or in cases involving new, depleted or radically changing mines, where past profit margins may not be representative of future profit margins.

Values for equipment and facilities are based on "reproduction cost new" less depreciation. Table AZ1 lists "Percent Good Factors" used by the Department of Revenue to adjust original costs for both appreciation and depreciation, thereby determining 2003 value. Original costs are supplied by the taxpayer on a report form and the "percent good factors" are revised each year by the Department.

When the cost approach is used, improvements and buildings are valued in a manner similar to that used for equipment. They are assigned a 35-year life, with a salvage value of 0-5%, depending on conditions. Land values are determined by examining comparable sales of surface rights. Construction work in progress is generally valued at the cost of investment. If completion of the project is expected to be in excess of one year, the value attributed to this construction work shall be discounted at the natural resource property discount rate. The value of recoverable mineral in the ground is determined by analyzing comparable sales for mineral in place.

The *market sales approach* or determination of value by comparison with comparable market sales is difficult to apply to a mining situation because of the limited number of sales, the large number of variables to consider in comparing properties, and the broad variations in sale terms. The method is apparently used by the state in determining the value of a specific part of a property, such as the land or the mineral in place. It is also used if the property has sold recently.

Sales and Use Taxes LA PAZ COUNTY SALES TAX → 5.6 + 1.0%

Retail purchases of consumable supplies by mining companies or others not in the business of reselling such supplies, are taxable at the rate of 5.6% plus any applicable city and/or county taxes. Counties add up to 1.6% to the general sales tax rate and cities and towns up to 3.5%.

Purchases of mining machinery or equipment used directly in the process of extracting ores or minerals from the earth for commercial purposes, including equipment required to prepare the materials for extraction and handling, loading or transporting such material to the surface, are not subject to the imposition of the transaction privilege tax or the use tax. Also exempt as of July 1, 1995 are liquid, solid, or gaseous chemicals used in manufacturing, processing, fabricating, mining, refining, metallurgical operations or research and development. The chemicals may be used or consumed alone or as part of an integrated system of chemicals, however, the chemicals must involve direct contact with the materials from which the product is produced for the purpose of causing or permitting a chemical or physical change to occur in the materials as a part of the production process. This exemption does not include chemicals that are used or consumed in activities such as packaging, storage or transportation.

Arizona provides a deduction from the prime contracting classification for the gross income to install, assemble, repair, or maintain machinery, equipment or other personal property that is deducted

from the tax base under the retail classification

subsection B and is not permanently attached to real

property.

Arizona allows an exclusion under the commercial lease classification for gross income received from providing rights to real property that constitute a profit à prendre. A "profit à prendre" is a right to use the land of another to mine minerals. Gross sales from the mining of *non-metalliferous* ores are taxable at the rate of 3-1/8%, plus any applicable city and/or county taxes. The tax rate for cities and towns is limited to 0.1%. *Metalliferous* minerals, however, are subject to a severance tax as described in the following paragraphs.

Severance Tax

Arizona imposes a severance tax in lieu of sales tax on the mining of *metalliferous* minerals.

Effective June 30, 2001, House Bill 2007 changed the severance tax from a gross proceeds tax to a net proceeds basis. The tax rates remain the same but the severance tax base is considerably lower than previous years. The net severance base is 50% of the difference between the gross value of production and the production costs. The amount of tax is calculated by multiplying the net severance base by 2.5%.

Severance Tax Definitions:

Mining In the case of ore that is customarily milled, concentrated, agitation leached, or vat leached, mining includes all activity from the breaking of ground to the delivery of ore to the primary crusher, including blasting; loading; hauling, including hauling of waste; and dumping.

In the case of ore that is not customarily milled, concentrated, agitation leached, or vat leached, mining includes all activity from the breaking of ground to the delivery of the ore to the reduction works, or if the reduction works are located away from the situs of the mining activity, to the point at which the ore is loaded on a means of transport to the reduction works.

In the case of dump or in situ leaching where the leach liquor is precipitated, mining includes all activity from the breaking of ground, if any, to the delivery of the leach liquor to the facility at which precipitation takes place. In the case of dump or in situ leaching where the leach liquor is converted through a chemical, electrolytic or other means directly from a liquor to a solid metallic mass, mining includes all activity from the breaking of ground, if any, to the delivery of the leach liquor to the solvent extraction or similar facility.

Mining Costs Production costs incurred in mining.

Production Costs The costs incurred by the severer in mining and processing until the point of sale, including but not limited to energy, fuel, labor, supplies, depreciation, transportation and other expenses reasonably allocable to mining or processing, including but not limited to labor benefits, property taxes, lease payments for equipment used in mining or processing and support services such as maintenance, security and administration, if such services are site specific. Production costs also include selling expenses, but do not include severance taxes or depletion expenses. Production costs also do not include corporate salary and office expenses, income taxes, interest expenses on debt or corporate capital charges.

SEVERENCE TAX

→ GROSS VALUE

MINUS
- MINE OPS COST
- PROCESSING OPS COST
- G+A (MINE ONLY)
- CONCENTRATE SHIPPING COST ONLY
- ROYALTIES
- PROPERTY TAX
- RECLAMATION EXPENSE
- DEPRECIATION.

X .50 (BASE)

X .025 (RATE).

Table AZ1. Arizona Department of Revenue 2006 "percent good factors" for mines. Percentages are multiplied by original cost to determine value. Adapted from Arizona Department of Revenue, *Appraisal Manual for Centrally Valued Natural Resource Properties, 2006 Valuation Year, Tax year 2007, January 1, 2006*, Table 10, p. 3.4.

Year of Acquisition	Environmental & Acid Plant Equipment	Mining Equipment Large	Mining Equipment Small	Milling/ Refining SX-EW Equipment	Smelting Equipment	Draglines & Shovels	Office & Computing Equipment
Life	14 yr.	10 yr.	10 yr.	14 yr.	14 yr.	14 yr.	10 yr.
2005	93%	90%	90%	93%	93%	93%	90%
2004	93%	87%	87%	93%	93%	93%	87%
2003	88%	79%	79%	88%	89%	88%	79%
2002	82%	69%	69%	82%	82%	82%	69%
2001	75%	58%	58%	75%	75%	75%	58%
2000	67%	47%	47%	67%	67%	67%	47%
1999	59%	36%	36%	59%	59%	59%	36%
1998	51%	24%	24%	51%	51%	51%	24%
1997	43%	14%	15%	43%	43%	43%	12%
1996	35%	14%	15%	35%	35%	35%	2%
1995	27%	14%	15%	27%	27%	27%	2%
1994	18%	14%	15%	18%	18%	18%	2%
1993	9%	14%	15%	9%	9%	10%	2%
1992	3%	14%	15%	4%	3%	10%	2%
1991	3%	14%	15%	4%	3%	10%	2%
1990	3%	14%	15%	4%	3%	10%	2%
1989	3%	14%	15%	4%	3%	10%	2%
1988	3%	14%	15%	4%	3%	10%	
1987	3%	14%	15%	4%	3%	10%	
1986	3%			4%	3%	10%	
1985	3%			4%	3%	10%	
1984	3%			4%	3%	10%	
1983	3%			4%	3%	10%	
1982	3%			4%	3%	10%	
Salvage	3%	11%	13%	2%	2%	7%	1%